   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1997

                                                      REGISTRATION NO. 33-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                       CLARK REFINING & MARKETING, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    2911                    43-1491230
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)
                             8182 MARYLAND AVENUE
                           ST. LOUIS, MISSOURI 63105
                                (314) 854-9696
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                           KATHERINE D. KNOCKE, ESQ.
                       CLARK REFINING & MARKETING, INC.
                             8182 MARYLAND AVENUE
                           ST. LOUIS, MISSOURI 63105
                                (314) 854-9696
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
                           RICHARD S. MILLARD, ESQ.
                             EDWARD S. BEST, ESQ.
                             MAYER, BROWN & PLATT
                           190 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
                                (312) 782-0600
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                                    PROPOSED       PROPOSED
                                                    MAXIMUM        MAXIMUM       AMOUNT OF
     TITLE OF EACH CLASS OF        AMOUNT TO BE  OFFERING PRICE   AGGREGATE     REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED      PER UNIT    OFFERING PRICE      FEE
--------------------------------------------------------------------------------------------
8 3/8% New Senior Notes due
 2007...........................   $100,000,000       100%       $100,000,000    $29,500.00
8 7/8% New Senior Subordinated
 Notes due 2007.................   $175,000,000       100%       $175,000,000    $51,625.00
--------------------------------------------------------------------------------------------

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  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                        CLARK REFINING & MARKETING, INC.

                             CROSS-REFERENCE SHEET

          (PURSUANT TO RULE 404(A) AND ITEM 501(B) OF REGULATIONS S-K)

     FORM S-4 ITEM AND CAPTION              LOCATION OR PROSPECTUS CAPTION
     -------------------------              ------------------------------
 1. Forepart of Registration
    Statement and Outside Front      Outside Front Cover Page of Prospectus;
    Cover Page of Prospectus.......  Cross Reference Sheet
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front Cover Page of Prospectus;
                                     Outside Back Cover Page of Prospectus;
                                     Available Information
 3. Risk Factors, Ratio of Earnings
    to Fixed Charges and Other       Prospectus Summary; Summary Financial Data;
    Information....................  Risk Factors
 4. Terms of the Transaction.......  Prospectus Summary; The Exchange Offer;
                                     Description of New Notes; Certain Federal
                                     Income Tax Considerations
 5. Pro Forma Financial
    Information....................  Not Applicable
 6. Material Contacts with the
    Company Being Acquired.........  Not Applicable
 7. Additional Information Required
    for Reoffering by Persons and
    Parties Deemed to be
    Underwriters...................  Not Applicable
 8. Interests of Named Experts and
    Counsel........................  Not Applicable
 9. Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities.....  Not Applicable
10. Information with Respect to S-3
    Registrants....................  Not Applicable
11. Incorporation of Certain
    Information by Reference.......  Not Applicable
12. Information with Respect to S-2
    or S-3 Registrants.............  Not Applicable
13. Incorporation of Certain
    Information by Reference.......  Not Applicable
14. Information with Respect to
    Registrants Other Than S-3 or    Business; Selected Financial Data;
    S-2 Registrants................  Quarterly Financial Information;
                                     Management's Discussion and Analysis of
                                     Financial Condition and Results of
                                     Operations; Management; Certain
                                     Transactions; Financial Statements
15. Information with Respect to S-3
    Companies......................  Not Applicable
16. Information with Respect to S-2
    or S-3 Companies...............  Not Applicable
17. Information with Respect to
    Companies Other Than S-2 or S-3
    Companies......................  Not Applicable
18. Information if Proxies,
    Consents or Authorizations are
    to be Solicited................  Not Applicable
19. Information if Proxies,
    Consents or Authorizations are
    not to be Solicited or in an     Management; Principal Stockholders; Certain
    Exchange Offer.................  Transactions; The Exchange Offer

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 17, 1997

PROSPECTUS              CLARK REFINING & MARKETING, INC.
                             OFFER TO EXCHANGE ITS
           8 7/8% NEW SENIOR SUBORDINATED NOTES DUE NOVEMBER 15, 2007
LOGO          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT
               8 3/8% NEW SENIOR NOTES DUE NOVEMBER 15, 2007 AND
                       FOR ANY AND ALL OF ITS OUTSTANDING
                 8 3/8% SENIOR NOTES DUE NOVEMBER 15, 2007 AND
             8 7/8% SENIOR SUBORDINATED NOTES DUE NOVEMBER 15, 2007

      THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                                 , 1998, UNLESS EXTENDED.


  Clark Refining & Marketing, Inc., a Delaware corporation ("Clark" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal") to exchange (the "Exchange Offer") $1,000 principal amount of its 8 3/8% New Senior Notes due November 15, 2007 (the "New Senior Notes") and its 8 7/8% New Senior Subordinated Notes due November 15, 2007 (the "New Senior Subordinated Notes" and, together with the New Senior Notes, the "New Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount at maturity of its outstanding 8 3/8% Senior Notes due November 15, 2007 (the "Old Senior Notes") and its 8 7/8% Senior Subordinated Notes due November 15, 2007 (the "Old Senior Subordinated Notes" and, together with the Old Senior Notes, the "Old Notes"). The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits under the indentures governing the Old Notes (the "Indentures"). The offering of the Old Notes is referred to herein as the "Debt Offering". The Old Notes and the New Notes are collectively referred to herein as the "Notes". See "The Exchange Offer" and "Description of the New Notes".

  Clark will accept for exchange any and all Old Notes validly tendered and not
withdrawn prior to 5:00 p.m., New York City time, on           , 1998, unless
extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer." Old Notes may be tendered only in integral multiples of $1,000.

  Interest on the New Senior Notes will be payable on May 15 and November 15 of each year, commencing May 15, 1998. The New Senior Notes will mature on November 15, 2007. The New Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on and after November 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, up to 35% in aggregate principal amount of the New Senior Notes originally issued are redeemable at the option of the Company out of the net cash proceeds of one or more Equity Offerings (as defined herein) at any time prior to November 15, 2001 at a redemption price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

  Interest on the New Senior Subordinated Notes will be payable on May 15 and November 15 of each year, commencing May 15, 1998. The New Senior Subordinated Notes will mature on November 15, 2007. The New Senior Subordinated Notes will be redeemable at the option of the Company, in whole or in part, at any time on and after November 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, up to 35% in aggregate principal amount of the New Senior Subordinated Notes originally issued are redeemable at the option of the Company out of the net cash proceeds of one or more Equity Offerings at any time prior to November 15, 2001 at a redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

  Upon the occurrence of a Change of Control that results in a Rating Decline (each as defined herein), the Company will be required to offer to purchase all of the New Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

  The New Senior Notes will rank pari passu with all unsubordinated indebtedness of the Company, including indebtedness under the Credit Agreement and the Loan Agreement (each as defined herein). The obligations of the Company under the Credit Agreement, however, are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product and other inventories and trademarks and other intellectual property and, accordingly, such indebtedness will effectively rank senior in right of payment to the New Senior Notes to the extent of such assets.

  The New Senior Subordinated Notes will be subordinated in right of payment to all unsubordinated indebtedness of the Company. As of September 30, 1997, on a pro forma basis after giving effect to the transactions described herein including the Debt Offering, the occurrence of the Term Loan and the application of the net proceeds therefrom, there would have been $418.4 million of unsubordinated long-term indebtedness (including current portions) of the Company (excluding available borrowings and $238.0 million of letters of credit under the Credit Agreement). See "Capitalization."

  The New Notes have been designated for trading in the Private Offering, Resales and Trading through Automated Linkages ("PORTAL") Market. Each series of New Notes sold other than in reliance on Regulation S will initially be represented by a single permanent global certificate in fully registered form and will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, New York, New York ("DTC").
                                                                     (Continued)

  SEE "RISK FACTORS" ON PAGES 18-24 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE NEW NOTES.

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   COMMISSION  AND  OR  ANY  STATE SECURITIES  COMMISSION  PASSED  UPON  THE
    ACCURACY  OR ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION  TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

         The date of this Preliminary Prospectus is            , 1998.
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

(Continuation of cover page)


  Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in several no-action letters to third parties, the Company believes that the New Notes issued in exchange for Old Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof who are not affiliates of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the Holder is acquiring New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in any distribution (within the meaning of the Securities Act) of the New Notes. Persons wishing to exchange Old Notes in the Exchange Offer must represent to the Company that such conditions have been met. However, any Holder who is an "affiliate" of the Company or who tenders in the Exchange Offer with the intention to participate or for the purpose of participating, in a distribution of the New Notes cannot rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes. See "Risk Factors--Consequences to Non-Tendering Holders of Old Notes." In addition, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and not acquired directly from the Company. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." EXCEPT AS DESCRIBED IN THIS PARAGRAPH, THIS PROSPECTUS MAY NOT BE USED FOR AN OFFER TO RESELL, RESALE OR OTHER TRANSFER OF NEW NOTES.

 No person has been authorized in connection with the offering made hereby to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................    4
Incorporation of Certain Documents by Reference..........................    4
Prospectus Summary.......................................................    5
Risk Factors.............................................................   18
Use of Proceeds..........................................................   24
The Exchange Offer.......................................................   25
Capitalization...........................................................   33
Selected Consolidated Financial and Other Data...........................   34
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   36
Quarterly Financial Information..........................................   48
Business.................................................................   49
Management...............................................................   70
Description of the New Notes.............................................   75
Security Ownership of Certain Owners and Management......................   76
Certain Transactions.....................................................   76
Book Entry; Delivery and Form............................................  105
Certain U.S. Federal Income Tax Considerations...........................  108
Description of Certain Debt Instruments..................................  114
Plan of Distribution.....................................................  117
Legal Matters............................................................  118
Experts..................................................................  118
Index to Financial Statements and Schedules..............................  F-1

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith has filed reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

  The Company has agreed that, if at any time while shares of the New Notes are "restricted securities" within the meaning of the Securities Act, the Company is not subject to the informational requirements of the Exchange Act, the Company will furnish to holders of the New Notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the New Notes.

  Each report attached as an Appendix is current only as of the date of the report, and the delivery of such reports as Appendices hereto shall not create any implication that there has been no change in the affairs of the Company since the date thereof or that the information contained therein is current as of any time subsequent to its date. Any statement contained herein shall be deemed to be modified or suspended for the purpose of this Prospectus to the extent that a subsequent statement contained herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. In addition, any statement contained in any such report attached as an Appendix shall be deemed to be superseded for the purpose of this Prospectus to the extent that a discussion contained herein relating to the same subject matter omits such statement. Any such statement omitted shall not be deemed to constitute a part of this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following Company documents filed with the Commission are incorporated by reference in this Prospectus:

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

2. The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1997;

3. The Company's Current Reports on Form 8-K dated April 7, October 1 and November 21, 1997.

  All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the date the Exchange Offer is terminated are incorporated by reference in this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and the Consolidated Financial Statements, and related notes, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is the sixth largest independent refiner and marketer of petroleum products in the United States (sometimes referred to herein as "U.S.") with one Texas Gulf Coast refinery and two Illinois refineries representing over 350,000 barrels per day ("bpd") of rated crude oil throughput capacity. The Company is also currently the seventh largest direct operator of gasoline and convenience stores in the U.S. with over 800 retail outlets in 10 Midwestern states. The Company's retail network has conducted operations under the Clark brand name for 65 years. The Company also markets gasoline, diesel fuel and other petroleum products on a wholesale branded and unbranded basis.

  Since 1992, the Company has focused its business objectives with an entrepreneurial orientation to cost reduction, productivity improvements, selective capital investments and growth through acquisitions. Important initiatives include the equity-financed acquisition of Chevron U.S.A. Inc.'s ("Chevron") Port Arthur, Texas, refinery and certain other assets (the "Port Arthur Refinery"); retail acquisitions and divestitures intended to strengthen the Company's position in key markets; the marketing division's store re-imaging program; and the refining division's productivity enhancement programs. The Company believes it is well positioned to benefit from improving refining industry fundamentals and to take advantage of emerging growth opportunities in the marketing and refining sectors.

 REFINING

  The Company currently operates three refineries and 16 product terminals located in its Midwest and Gulf Coast market areas, a crude oil and LPG terminal associated with the Port Arthur refinery and has minority equity interests in certain crude oil and product pipelines. The refining division is the largest business division of the Company in terms of total assets and has significant operating leverage to crack spreads and crude oil differentials, which provides the potential for the Company to significantly increase its operating cash flow. Recent improvements in industry conditions and productivity gains contributed to the refining division's record earnings before interest, taxes, depreciation and amortization ("EBITDA") of $72.0 million and $78.2 million in the second and third quarters of 1997, respectively. See additional operating cash flow disclosures in Selected Consolidated Financial and Other Data.

  The Port Arthur refinery is located in Port Arthur, Texas. The refinery has the ability to process 100% sour crude oil, including up to 20% heavy sour crude oil, and has coking capabilities. Heavy sour crude oil has historically been available at substantially lower costs when compared to light sweet crude oil such as West Texas Intermediate ("WTI"). The Port Arthur refinery has the ability to produce jet fuel, 100% low-sulfur diesel fuel, 55% summer reformulated gasoline ("RFG") and 75% winter RFG. The refinery's Texas Gulf Coast location provides access to numerous cost effective domestic and international crude oil sources, and its products can be sold in the Midcontinent and Eastern U.S. as well as in export markets. Since acquiring the Port Arthur Refinery in early 1995, the Company has increased crude oil throughput capability from approximately 178,000 bpd to its current 212,000 bpd and has lowered operating expenses by approximately 50c per barrel. From the date of the acquisition through September 30, 1997, the Port Arthur Refinery has generated EBITDA of approximately $171.0 million. See additional operating cash flow disclosures in Selected Consolidated Financial and Other Data.

  The Company's Illinois refineries, Blue Island (near Chicago, Illinois) and Hartford (near St. Louis, Missouri), are supplied by common carrier crude oil pipelines and are located on inland waterways with barge access. The refineries have access to multiple sources of foreign and domestic crude oil and benefit from crude oil input flexibility. Recent pipeline expansions, including the new capacity of the Express Pipeline and expanded capacity on the Interprovincial Pipeline, have served to increase the availability of lower cost crude oil to the Company's Illinois refineries. The two refineries are connected by product pipelines, increasing flexibility relative to stand alone operations. The Company's product terminals allow efficient distribution of refinery production through pipeline systems. The Company believes that the Midwest location of these refineries provides relatively high refining margins and less volatility than comparable operations located in other regions of the U.S. on a historical basis principally because demand for refined product has exceeded production in the region. This excess demand has historically been satisfied by imports from other regions, providing Midwest refineries with a transportation advantage.

 MARKETING

  The Company markets gasoline and convenience products in ten Midwestern states through a retail network of Company-operated stores and also markets refined petroleum products through a wholesale program to distributors, chain retailers and industrial consumers. The Company's retail presence is focused in the Great Lakes region of the U.S. where Company-operated stores market value-oriented gasoline products, cigarettes and a unique mix of On The Go(R) convenience products. As of September 30, 1997, the Company had 813 Company-operated retail locations under the Clark brand name. The Company believes its high proportion of Company-operated retail stores enables it to respond more quickly and uniformly to changing market conditions than many of its competitors, including major oil companies that generally operate their stores through dealer or jobber networks. Of these stores, 647 were located on Company-owned real estate (80%) and 166 were leased locations (20%). The Company's wholesale operation markets petroleum products in both the Midwest and Gulf Coast regions of the U.S. In 1996, the Company sold approximately 1.0 billion gallons of fuel (representing 40% of refining production) and over $250.0 million of convenience products through approximately 200 million retail transactions and sold an additional 1.1 billion gallons of fuel to wholesale customers ranging from Clark-branded retailers to major transportation and commercial companies.

  Over the past several years, the Company has focused on building core markets where it believes it can maintain or develop market shares of 7.5% to 15% in order to leverage brand recognition, promotions and other marketing and operating activities. In part due to this focus, the Company's monthly gasoline sales per store averaged 104,500 gallons in 1996, which exceeded the 1996 national industry average of 84,500 gallons, while monthly sales per square foot averaged approximately $49 for convenience products versus the industry average of approximately $24. The Company believes its low operating costs rank it in the first quartile of its industry, providing it with an important competitive advantage. Chicago, Central Illinois, Southern Michigan, Cleveland, Milwaukee and Toledo currently are the Company's six highest volume core metropolitan markets, with market shares of 5% to 18%. A current trend toward consolidation in the refining and marketing sector is viewed positively by the Company due to growth opportunities that may develop and the potential beneficial impact that consolidation may have on longer term pricing.

  The Company currently sells gasoline and diesel fuel on an unbranded basis to approximately 500 distributors and chain retailers. The Company believes these sales offer higher profitability than spot market alternatives. Wholesale sales are also made to the transportation and commercial sector, including airlines, railroads, barge lines and other industrial end-users. During 1997, the Company has continued to expand its new branded jobber program, increasing to 61 the number of outlets owned and operated by branded jobbers as of September 30, 1997. As part of its new business franchise marketing initiative, the Company partnered with a grocery chain to add four outlets on grocery store parking lots in 1996 and 1997. The Company believes that a branded distributor program, new business franchise marketing, and further focus on the transportation and commercial sectors offer significant opportunities for incremental sales volumes and earnings in the future.

 BUSINESS STRATEGY

  The Company's business strategy focuses on improving productivity, optimizing capital investments, promoting an entrepreneurial culture, and growing both its refining and marketing operations to strengthen the Company's business and financial profile. This strategy is designed to address the commodity-based nature of the oil refining and marketing industry in which the Company operates.

  . Improving Productivity. The Company continues to implement relatively low-cost projects in its refining and marketing operations designed to increase production, sales volumes and production yields and to improve sales mix while reducing input costs and operating expenses. Improvements at the Port Arthur refinery, increased yields and crude oil throughput capability at its Illinois refineries and improved monthly fuel volumes, convenience product sales and margins in the retail division are examples of these types of initiatives.

  . Optimizing Capital Investment. The Company seeks to optimize capital investments by linking discretionary capital spending to internally generated cash flow, focusing its efforts first on those productivity initiatives that require no capital investment and then on those which have relatively short payback periods. As an example, in response to weak 1995 and 1996 industry refining market conditions, discretionary capital expenditures were scaled back significantly from historical levels. Due to improved results in 1997 and a more robust refining industry environment, the Company is now implementing several high payback discretionary capital projects.

  . Promoting Entrepreneurial Culture. The Company emphasizes an entrepreneurial management approach which uses employee incentives to enhance financial performance and safety. All of the Company's employees participate in its performance management, profit sharing or other incentive plans. In addition, the Company has adopted a stock incentive plan for certain key employees. Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone"), the Company's new majority stockholder, intends to put in place a management incentive program designed to increase management's ownership of stock of Clark USA, Inc. ("Clark USA"), the Company's corporate parent, through direct purchases of such stock and options tied to the financial performance of the Company.

  . Growing Through Opportunistic Acquisitions. The Company intends to continue to expand its refining and marketing operations through opportunistic acquisitions which can benefit from its business strategy, create critical mass, increase market share or access new markets. Since 1994, the Company more than doubled its refining capacity by acquiring the Port Arthur Refinery and strengthened its Northern Illinois and Southern Michigan presence by adding 122 retail stores in these core markets. Blackstone is committed to this strategy.

  . Strengthening the Balance Sheet. The Company and Clark USA will continue to seek to improve their capital structure. The financing of the Port Arthur Refinery acquisition principally with equity contributed by Clark USA and the contribution by Clark USA of an advance crude oil purchase receivable lowered the Company's leverage in 1995 and 1996. The Company's subsequent monetization of the advanced crude oil purchase receivable significantly improved the Company's liquidity. As of September 30, 1997, the Company had total cash balances of $286 million. The Equity Recapitalization and the Debt Refinancing and Repayment (both as defined herein) are designed to strengthen the balance sheet of Clark USA and its subsidiaries by extending debt maturities, increasing prepayment flexibility and lowering the overall borrowing cost.

                              RECENT DEVELOPMENTS

 RECENT RESULTS

  For the quarters ended June 30, 1997 and September 30, 1997, the Company posted record EBITDA of $74.4 million and $81.1 million, respectively, partially as a result of strong crack spreads and crude oil differentials in the Company's markets, versus $21.0 million and $8.1 million in the year-earlier periods. The Company reported EBITDA of $138.6 million for the nine months ended September 30, 1997, which compared to $29.6 million for the same period in 1996. The Company would have generated EBITDA of $181.1 million in the first nine months of 1997 as compared to $9.2 million in the same period of 1996 after adjusting for a significant fall in crude oil prices in 1997 and the hypothetical cost of lost production associated with a major maintenance turnaround at the Port Arthur refinery in the first quarter of 1997. The Company reported an operating loss of $4.3 million for the three months ended September 30, 1996, which improved to operating income of $64.6 million for the same period of 1997. The Company reported an operating loss of $7.4 million for the first nine months of 1996, which improved to operating income of $94.3 million for the same period of 1997. The Company has historically recorded seasonally lower earnings in the fourth and first quarters of calendar years due to lower demand for refined products. See additional operating cash flow disclosures in Selected Consolidated Financial and Other Data.

  In the early 1990s the Company invested $25.0 million in a project initiated to produce low-sulfur diesel fuel at the Hartford refinery (the "DHDS Project") which was delayed in 1992 based on internal and third-party analyses that indicated an oversupply of low-sulfur diesel fuel capacity in the Company's markets. Based on these analyses, the Company projected relatively narrow price differentials between low- and high-sulfur diesel products. This projection has thus far been borne out. High-sulfur diesel fuel is utilized by the railroad, marine and farm industries. In December 1997, the Company determined that equipment purchased for the DHDS Project could be better utilized for other projects at its Hartford and Port Arthur refineries, rather than remaining idle until low- and high-sulfur diesel fuel differentials widened sufficiently to justify completing the DHDS Project. As a result, in the fourth quarter of 1997 the Company expects to record a charge to earnings of approximately $15.0 million principally for engineering costs specific to the DHDS Project.

 EQUITY RECAPITALIZATION


  On October 1, 1997, Clark USA and its stockholders completed an equity recapitalization whereby all previously issued shares of Class A Common Stock of Clark USA held by certain affiliates (the "Tiger Funds") of Tiger Management Corporation ("Tiger") (then representing approximately 31% of the total voting power of all classes of Clark USA stock) were reclassified into a new class of common stock of Clark USA designated Class E Common Stock (the "Class E Common Stock"). Trizec Hahn Corporation ("TrizecHahn") then purchased all of the Class E Common Stock for $7.00 per share in cash, resulting in a total purchase price of $63.0 million. All of such shares of Class E Common Stock were subsequently reclassified into 63,000 shares of 11 1/2% Senior Cumulative Exchangeable Preferred Stock (the "Exchangeable Preferred Stock") of Clark USA and sold to
institutional investors. On or about December   , 1997, Clark USA commenced an
offer to exchange 11 1/2% New Senior Cumulative Exchangeable Preferred Stock ("New Exchangeable Preferred Stock") which has been registered under the Securities Act for its Exchangeable Preferred Stock. Subject to certain conditions, the New Exchangeable Preferred Stock is exchangeable in whole but not in part at the option of Clark USA for $63 million aggregate principal amount of Clark USA's 11 1/2% Subordinated Exchange Debentures due 2009 (the "Exchange Debentures").

  In addition, the shares of common stock of Clark USA owned by Occidental C.O.B. Partners ("Oxy") were exchanged for an equal number of shares of a new class of convertible common stock designated Class F Common Stock (the "Class F Common Stock") of Clark USA having voting rights limited as a class to the lesser of (a) the aggregate voting power of such shares on a one-vote-per-share basis and (b) 19.9% of the total voting power of all classes of Clark USA's voting stock. The

Class F Common Stock is convertible at any time to Common Stock of Clark USA, on a one-for-one basis, at the option of any holder other than Oxy and its affiliates. Clark USA also issued to Oxy an additional 545,455 shares of Class F Common Stock in full satisfaction of Clark USA's obligation to issue shares under its then existing Stockholders' Agreement with Oxy.

 BLACKSTONE TRANSACTION

  On November 3, 1997, Blackstone acquired the 13,500,000 shares of Common Stock of Clark USA previously held by TrizecHahn and certain of its subsidiaries (referred to herein as the "Blackstone Transaction"), as a result of which Blackstone obtained a 65% equity interest (73.3% voting interest) in Clark USA. See "Security Ownership of Certain Owners and Management" and "Certain Transactions."

  The transactions described in the preceding three paragraphs are referred to herein as the "Equity Recapitalization."

 THE CREDIT AGREEMENT

  On September 25, 1997, the Company entered into a credit agreement (the "Credit Agreement") which provides for borrowings and letter of credit issuances of up to the lesser of $400.0 million or the amount of the borrowing base calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories, provided that a sublimit for borrowings is limited to the principal amount of $50.0 million. Obligations under the Credit Agreement are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product and other inventories and trademarks and other intellectual property. See "Description of Certain Debt Instruments--Credit Agreement."

 THE LOAN AGREEMENT

  On November 21, 1997, the Company entered into a term loan agreement (the "Loan Agreement") with certain lenders and Goldman Sachs Credit Partners L.P., as agent, pursuant to which the Company borrowed $125.0 million (the "Term Loan"). Borrowings under the Loan Agreement are senior unsecured obligations of the Company.
 THE DEBT OFFERING

  On November 21, 1997, the Company sold $100,000,000 aggregate principal amount of its Old Senior Notes and $175,000,000 aggregate principal amount of its Old Senior Subordinated Notes to the Initial Purchasers (as defined herein), which placed the Old Notes with institutional investors (the "Debt Offering"). A portion of the net proceeds of the Debt Offering will be used to redeem on or about December 24, 1997 all $225,000,000 aggregate principal amount of the Company's outstanding 10 1/2% Senior Notes due 2001 (the "10 1/2% Notes"). The remaining net proceeds of the Debt Offering and the Term Loan, estimated to be approximately $149.1 million, have been used to replenish the Company's cash reserves and for general corporate purposes. Prior to the consummation of the Debt Offering, the Company returned to Clark USA $215.0 million of its existing cash (the "Special Dividend") which enabled Clark USA to repurchase for $206.6 million, $259.2 million (value at maturity) of its Senior Secured Zero Coupon Notes due 2000, Series A (the "Zero Coupon Notes"), pursuant to an outstanding tender offer (the "Tender Offer"). Clark USA intends to call the remaining Zero Coupon Notes outstanding on or about February 15, 1998. On November 24, 1997, Clark issued notice to the holders of its 10 1/2% Notes that it intends to redeem on December 24, 1997 all $225.0 million of the notes outstanding at a price of $1,032.96 for each $1,000.00 principal amount of the notes outstanding, representing the redemption premium and accrued interest. As a result of the Blackstone Transaction, the $175.0 million of 9 1/2% Senior Notes due 2004 (the "9 1/2% Notes"), and (in the event of a Rating Decline) $175.0 million of 10 7/8% Notes will be subject to a repurchase offer.

  The transactions described in the preceding three paragraphs are referred to herein as the "Debt Refinancing and Repayment."

                               THE EXCHANGE OFFER

Registration Agreement....... The Old Notes were sold by the Company on Novem-
                              ber 21, 1997 to Goldman, Sachs & Co., BT Alex.
                              Brown Incorporated, Bear, Stearns & Co. Inc.,
                              Donaldson, Lufkin & Jenrette and Lehman Brothers,
                              as initial purchasers (the "Initial Purchasers"),
                              which placed the Old Notes with institutional in-
                              vestors. In connection therewith, the Company ex-
                              ecuted and delivered for the benefit of the hold-
                              ers of the Old Notes an exchange and registration
                              rights agreement (the "Registration Agreement")
                              providing for the Exchange Offer.
The Exchange Offer........... $1,000 principal amount at maturity of New Notes in exchange for each $1,000 principal amount of
                              Old Notes. As of the date hereof, $275,000,000
                              aggregate principal amount at maturity of Old
                              Notes are outstanding. The Company will issue the
                              New Notes to holders on or promptly after the Ex-
                              piration Date.
                              Based on an interpretation by the staff of the
                              Commission set forth in no-action letters issued
                              to third parties, the Company believes that New
                              Notes issued in exchange for Old Notes pursuant
                              to the Exchange Offer may be offered for resale,
                              resold and otherwise transferred by any holder
                              thereof (other than any such holder which is an
                              "affiliate" of the Company within the meaning of
                              Rule 405 under the Securities Act) without com-
                              pliance with the registration and prospectus de-
                              livery provisions of the Securities Act, provided
                              that such New Notes are acquired in the ordinary
                              course of such holder's business and that such
                              holder has no arrangement or understanding with
                              any person to participate in the distribution of
                              such New Notes. Persons wishing to
                              exchange Old Notes in the Exchange Offer must
                              represent to the Company that such conditions
                              have been met. Any holder who is an "affiliate"
                              of the Company or who intends to participate in
                              the Exchange Offer for the purpose of distribut-
                              ing the New Notes cannot rely on the interpreta-
                              tion of the staff of the Commission set forth in
                              the above referenced no-action letters and must
                              comply with the registration and prospectus de-
                              livery requirements of the Securities Act in con-
                              nection with any sale or transfer of the Old
                              Notes. See "Risk Factors--Consequences to Non-
                              Tendering Holders of Old Notes."
                              Each broker-dealer that receives New Notes for
                              its own account pursuant to the Exchange Offer
                              must acknowledge that it will deliver a prospec-
                              tus in connection with any resale of such New
                              Notes. The Letter of Transmittal states that by
                              so acknowledging and by delivering a

                              prospectus, a broker-dealer will not be deemed to
                              admit that it is an "underwriter" within the
                              meaning of the Securities Act. This Prospectus,
                              as it may be amended or supplemented from time to
                              time, may be used by a broker-dealer in connec-
                              tion with resales of New Notes received in ex-
                              change for Old Notes where such Old Notes were
                              acquired by such broker-dealer as a result of
                              market-making activities or other trading activi-
                              ties and not acquired directly from the Company.
                              The Company has agreed that for a period of 180
                              days after the Expiration Date, it will make this
                              Prospectus available to any broker-dealer for use
                              in connection with any such resale. See "Plan of
                              Distribution."
Expiration Date.............  5:00 p.m., New York City time, on               ,
                              1998 unless the Exchange Offer is extended, in
                              which case the term "Expiration Date" means the
                              latest date and time to which the Exchange Offer
                              is extended.
Conditions to the Exchange    The Exchange Offer is subject to certain custom-
 Offer......................  ary conditions which may be waived by the Compa-
                              ny. See "The Exchange Offer--Conditions."
Procedures for Tendering Old  Each holder of Old Notes wishing to accept the
 Notes......................  Exchange Offer must complete, sign and date the
                              Letter of Transmittal, or a facsimile thereof, in
                              accordance with the instructions contained herein
                              and therein, and mail or otherwise deliver such
                              Letter of Transmittal, or such facsimile, to-
                              gether with the Old Notes and any other required
                              documentation to the Exchange Agent (as defined
                              herein) at the address set forth herein. By exe-
                              cuting the Letter of Transmittal, each holder
                              will represent to the Company that, among other
                              things, the New Notes acquired pursuant to the
                              Exchange Offer are being obtained in the ordinary
                              course of business of the person receiving such
                              New Notes, whether or not such person is the
                              holder, that neither the holder nor any such
                              other person has an arrangement or understanding
                              with any person to participate in the distribu-
                              tion of such New Notes and that neither the
                              holder nor any such other person is an "affili-
                              ate," as defined under Rule 405 of the Securities
                              Act, of the Company. See "The Exchange Offer--
                              Procedures for Tendering." Each broker-dealer
                              that receives New Notes for its own account in
                              exchange for Old Notes, where such Old Notes were
                              acquired by such broker-dealer as a result of
                              market-making activities or other trading activi-
                              ties, must acknowledge that it will deliver a
                              prospectus in connection with any resale of such
                              New Notes. See "The Exchange Offer--Procedures
                              for Tendering" and "Plan of Distribution".

Special Procedures for Bene-  Any beneficial owner whose Old Notes are regis-
 ficial Owners..............  tered in the name of a broker, dealer, commercial bank, trust company or other nominee and who
                              wishes to tender
                              should contact such registered holder promptly
                              and instruct such registered holder to tender on
                              such beneficial owner's behalf. If such benefi-
                              cial owner wishes to tender on such owner's own
                              behalf, such owner must, prior to completing and
                              executing the Letter of Transmittal and deliver-
                              ing his Old Notes, either make appropriate ar-
                              rangements to register ownership of the Old Notes
                              in such owner's name or obtain a properly com-
                              pleted bond power from the registered holder. The
                              transfer of registered ownership may take consid-
                              erable time. See "The Exchange Offer--Procedures
                              for Tendering."
Guaranteed Delivery Proce-    Holders of Old Notes who wish to tender their Old
 dures......................  Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes,
                              the Letter of Transmittal or any other documents
                              required by the Letter of Transmittal to the Ex-
                              change Agent prior to the Expiration Date, must
                              tender their Old Notes according to the guaran-
                              teed delivery procedures set forth in "The Ex-
                              change Offer--Guaranteed Delivery Procedures."
Withdrawal Rights...........  Tenders may be withdrawn at any time prior to
                              5:00 p.m., New York City time, on the Expiration
                              Date.
Acceptance of Old Notes and   The Company will accept for exchange any and all
 Delivery of New Notes......  Old Notes which are properly tendered in the Ex-
                              change Offer prior to 5:00 p.m., New York City
                              time, on the Expiration Date. The New Notes is-
                              sued pursuant to the Exchange Offer will be de-
                              livered promptly following the

                                   Expiration Date. See "The Exchange Of-
                                   fer--Terms of the Exchange Offer."

Certain Federal Income Tax
 Consequences............... The exchange pursuant to the Exchange Offer should not be treated as a taxable exchange for
                             federal income tax purposes. See "Certain Federal
                             Income Tax Considerations--Consequences of the
                             Exchange Offer to Exchanging and Nonexchanging
                             Holders."
Exchange Agent
 Old Senior Notes........... Bankers Trust Company is serving as Exchange
                             Agent in connection with the exchange offer of
                             New Senior Notes for Old Senior Notes.
 Old Senior Subordinated     Marine Midland Bank is serving as Exchange Agent
  Notes..................... in connection with the exchange offer of New Se-
                             nior Subordinated Notes for Old Senior Subordi-
                             nated Notes.
                             Bankers Trust Company and Marine Midland Bank are
                             collectively referred to herein as the "Exchange
                             Agent."

                         SUMMARY OF TERMS OF NEW NOTES

  The Exchange Offer applies to $275,000,000 aggregate principal amount of Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indentures. See "Description of the New Notes."

Securities Offered......  $100,000,000 aggregate principal amount of 8 3/8% New
                          Senior Notes due 2007
                          $175,000,000 aggregate principal amount of 8 7/8% New
                          Senior Subordinated Notes due 2007
Issuer..................  Clark Refining & Marketing, Inc.
Maturity Date...........  November 15, 2007
Interest Payment Dates..  May 15 and November 15, commencing May 15, 1998
Optional Redemption
 New Senior Notes.......  The New Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on and
                          after November 15, 2002 at the redemption prices set
                          forth herein, plus accrued and unpaid interest, if any,
                          to the date of redemption. In addition, up to 35% in
                          aggregate principal amount of the New Senior Notes
                          originally issued are redeemable at the option of the
                          Company out of the net cash proceeds of one or more
                          Equity Offerings at any time prior to November 15,
                          2001, at a redemption price equal to 108.375% of the
                          principal amount thereof, plus accrued and unpaid
                          interest, if any, to the redemption date.
 New Senior Subordinated  The New Senior Subordinated Notes will be redeemable at
  Notes.................  the option of the Company, in whole or in part, at any time on and after November 15, 2002 at the redemption
                          prices set forth herein, plus accrued and unpaid
                          interest, if any, to the date of redemption. In
                          addition, up to 35% in aggregate principal amount of
                          New Senior Subordinated Notes originally issued are
                          redeemable at the option of the Company out of the net
                          cash proceeds of one or more Equity Offerings at any

                              time prior to November 15, 2001 at a
                              redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Ranking
 New Senior Notes...... The New Senior Notes will rank pari passu in right of payment with all senior debt of the Company, which at
                        September 30, 1997, consisted solely of the 10 1/2%
                        Notes, which the Company expects to redeem on or about
                        December 24, 1997, the 9 1/2% Notes and obligations
                        under the Credit Agreement and the Loan Agreement.
                        Because the New Senior Notes are unsecured, obligations
                        under the Credit Agreement will

                         effectively rank senior to the New Senior Notes to the
                         extent of the security in respect of the Credit
                         Agreement.
 New Senior Subordinated The New Senior Subordinated Notes will be subordinated
  Notes................. in right of payment to all Senior Debt (as defined herein) of the Company. As of September 30, 1997, on a
                         pro forma basis after giving effect to the transactions
                         contemplated herein, including the Debt Offering, the
                         incurrence of the Term Loan and the application of the
                         net proceeds therefrom, there would have been $418.4
                         million of unsubordinated long-term indebtedness
                         (including current portions) of the Company (excluding
                         available borrowings and $238.0 million of letters of
                         credit under the Credit Agreement).
Change of Control....... Following a Change of Control that results in a Rating
                         Decline (as defined herein), the Company will be
                         required to offer to purchase all of the New Notes at
                         101% of the aggregate principal amount thereof, plus
                         accrued and unpaid interest, if any, to the date of
                         purchase. There can be no assurance, however, that the
                         Company will have sufficient funds with which to
                         purchase the New Notes at that time, and certain
                         provisions of the Company's other debt agreements
                         (including the Credit Agreement) may further limit the
                         Company's ability to make such purchases. See "Risk
                         Factors--Change of Control Provisions in New Notes and
                         Existing Indebtedness" and "Description of the New
                         Notes."
Certain Covenants Prior
 to an Investment Grade  The Indentures contain certain covenants that, among
 Rating Event........... other things, limit the ability of the Company to incur or guarantee additional indebtedness, pay dividends on
                         and redeem capital stock, sell assets and capital
                         stock, enter into transactions with affiliates, create
                         liens, engage in mergers and consolidations or transfer
                         substantially all of its assets to another person.
                         However, all of these covenants are subject to a number
                         of important qualifications and exceptions. See
                         "Description of the New Notes."
Certain Covenants After
 an Investment Grade     After the occurrence of an Investment Grade Rating
 Rating Event........... Event (as defined herein), certain of the covenants described in the preceding paragraph will cease to
                         exist or will be modified. The Indentures contain
                         covenants that, among other things, limit the Company's
                         ability to create liens with respect to certain assets,
                         enter into sale-leaseback transactions and engage in
                         mergers and consolidations.

                                USE OF PROCEEDS

  The Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Agreement. The Company will not receive any cash proceeds from the issuance of the New Notes offered in the Exchange Offer.

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the New Notes.

              SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION

  The selected summary consolidated financial data set forth below for the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 are derived from the audited financial statements included elsewhere herein. The selected summary financial data set forth below for the Company as of December 31, 1992, 1993 and 1994 and for each of the two years in the period ended December 31, 1993 are derived from the audited financial statements not included elsewhere herein. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included herein. The selected summary historical data for the nine-month periods ended September 30, 1996 and 1997 is unaudited.

                                                                               NINE MONTHS
                                                                                  ENDED
                                    YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                          ------------------------------------------------  ------------------
                            1992      1993      1994      1995      1996      1996      1997
                          --------  --------  --------  --------  --------  --------  --------
                                 (IN MILLIONS, EXCEPT RATIOS AND OPERATING DATA)
STATEMENT OF EARNINGS
 DATA:
 Net sales and operating
  revenues..............  $2,253.0  $2,263.4  $2,440.0  $4,486.1  $5,072.7  $3,724.4  $3,296.4
 Cost of sales..........   1,952.4   1,936.6   2,092.5   4,018.3   4,560.0   3,346.3   2,791.4
 Operating expenses
  (a)...................     217.3     204.6     219.9     373.3     418.9     304.6     319.0
 General and
  administrative
  expenses (a)..........      38.3      41.0      51.4      52.3      59.1      43.9      47.4
 Depreciation and
  amortization (b)......      30.4      35.3      37.3      43.5      48.4      37.0      44.3
 Operating income
  (loss)................      14.6      19.4      65.4      (1.3)    (13.7)     (7.4)     94.3
 Interest and financing
  costs, net (c)........      26.4      29.9      37.6      39.9      38.7      31.2      26.3
 Earnings (loss) from
  continuing operations
  before extraordinary
  items and cumulative
  effect of change in
  accounting
  principles............       3.3       1.4      18.1     (25.5)    (38.5)    (23.9)     56.3
BALANCE SHEET DATA:
 Cash, cash equivalents
  and short-term
  investments...........  $  218.3  $  212.1  $  134.1  $  106.6  $  334.3  $   79.4  $  285.9
 Total assets...........     800.0     829.1     859.5   1,188.3   1,393.3   1,129.9   1,375.9
 Long-term debt.........     401.5     401.0     400.7     420.4     417.6     417.2     415.3
 Stockholder's equity...     154.2     146.0     162.9     304.1     534.1     313.6     590.5
SELECTED FINANCIAL DATA:
 EBITDA, as adjusted
  (d)...................  $   45.0  $   81.2  $   76.2  $   42.2  $   34.7  $   29.6  $  138.6
 Cash flows from
  operating activities..      37.1      68.4      53.7     (85.6)     16.9     (30.3)     39.2
 Cash flows from
  investing activities..     (23.8)    (19.8)    (21.2)   (134.1)    212.0      (7.5)    (81.4)
 Cash flows from
  financing activities..     (38.7)     (1.1)     (5.4)    174.7      30.0      30.0      (6.1)
 Ratio of earnings to
  fixed charges (e).....        (f)       (f)    1.56x        (f)       (f)       (f)    2.60x
 Expenditures for
  turnaround............  $    2.7  $   20.6  $   11.2  $    6.5  $   13.9  $    7.2  $   31.2
 Expenditures for
  property, plant and
  equipment.............      59.5      67.9     100.3      42.1      45.0      23.3      54.0
 Refinery acquisition
  expenditures..........       --        --       13.5      71.8       --        --        --
OPERATING DATA:
Refining Division:
 Port Arthur Refinery
  (acquired February 27,
  1995)
 Production (m
  bbls/day).............       --        --        --      207.7     210.8     212.0     208.5
 Gross margin (per bbl)
  (a)...................       --        --        --   $   2.37  $   2.78  $   2.49  $   3.84
 Operating expenses (per
  bbl) (a)..............       --        --        --       1.90      2.13      2.06      2.23
 Blue Island, Hartford
  and other refining
 Production (m
  bbls/day).............     142.4     134.7     140.3     136.5     134.2     136.2     141.4
 Gross margin (per bbl)
  (a)...................  $   3.03  $   3.24  $   3.48  $   2.64  $   2.53  $   2.66  $   3.94
 Operating expenses (per
  bbl) (a)..............      2.17      2.12      2.28      2.61      2.58      2.44      2.40
 Refining contribution
  to operating income
  (mm)..................       N/A      42.5      46.5      11.1      24.2      16.0     132.9
Retail Division:
 Number of stores
  (average) (g).........       885       860       834       852       823       828       815
 Gasoline volume (mm
  gals).................     956.7   1,014.8   1,028.5   1,063.8   1,031.9     777.7     771.1
 Gasoline volume (m gals
  pmps).................      90.1      98.6     102.8     104.1     104.5     104.4     106.3
 Gasoline gross margin
  (cents/gal)...........     10.0c     11.1c     10.9c     11.4c     10.4c     10.6c     10.3c
 Convenience product
  sales (mm)............  $  203.4  $  218.0  $  231.6  $  252.6  $  251.7  $  193.7  $  214.3
 Convenience product
  sales (mpmps).........      19.2      21.2      23.1      24.7      25.5      26.0      29.2
 Convenience product
  gross margin and other
  income (mm)...........      47.7      54.8      57.2      62.9      65.8      50.3      55.7
 Convenience product
  gross margin (mpmps)..       4.5       5.3       5.7       6.1       6.6       6.7       7.6
 Operating expenses (mm)
  (a)...................      96.0     100.1     104.6     121.6     126.2      94.4      99.3
 Retail contribution to
  operating income
  (mm)..................       N/A      52.9      45.9      45.4      25.0      24.4      18.1

--------
(a) Certain reclassifications were made to prior periods to conform to current period presentation.
(b) Amortization includes amortization of turnaround costs and organizational costs.
(c) Interest and financing costs, net, included amortization of debt issuance costs of $2.9 million, $1.2 million, $1.2 million, $5.2 million and $6.5 million for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, and $4.9 million and $5.3 million for the nine months ended September 30, 1996 and 1997, respectively. Interest and financing costs, net, also included interest on all indebtedness, net of capitalized interest and interest income.
(d) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a commonly used non-GAAP financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles ("GAAP")). EBITDA, as adjusted, does not reflect cash necessary or available to fund cash requirements. EBITDA, as adjusted, in 1993 and 1994 excluded the write-off in 1993 and the recovery in 1994 of a $26.5 million inventory valuation adjustment.
(e) The ratio of earnings to fixed charges is computed by dividing (i) earnings before income taxes (adjusted to recognize only distributed earnings from less than 50% owned persons accounted for under the equity method) plus fixed charges, excluding capitalized interest by (ii) fixed charges, excluding capitalized interest. Fixed charges consisted of interest on indebtedness, including amortization of discount and debt issuance costs and the estimated interest components (one-third) of rental and lease expense. On a pro forma basis as adjusted to give effect to the Equity Recapitalization, the Debt Refinancing and Repayment, the Special Dividend and fees and expenses associated with the Equity Recapitalization, earnings would have been insufficient to cover fixed charges by an estimated $47.7 million and $64.6 million for the nine months ended September 30, 1996 and the year ended December 31, 1996. The ratio of earnings to fixed charges for the nine months ended September 30, 1997 would have been 2.25x on a similar basis.
(f) As a result of the losses for the years ended December 31, 1992, 1993, 1995 and 1996, and for the nine months ended September 30, 1996, earnings were insufficient to cover fixed charges by $2.0 million, $1.7 million, $44.0 million, $53.6 million, and $39.5 million respectively.
(g) Ten stores did not sell fuel in 1997.

                                 RISK FACTORS

  The New Notes involve certain risks. Prospective purchasers of the New Notes should consider the following risk factors, as well as the other information contained in this Prospectus.

SUBSTANTIAL LEVERAGE, HISTORY OF NET LOSSES AND INSUFFICIENCY OF EARNINGS TO COVER FIXED CHARGES

  The Company has consolidated indebtedness that is substantial in relation to its stockholder's equity. As of September 30, 1997, the Company had outstanding unsubordinated long-term indebtedness (including current portions) of approximately $418.4 million. As of September 30, 1997, on a pro forma basis after giving effect to the Special Dividend, the consummation of the Debt Offering and the Term Loan, the application of the net proceeds therefrom, and the payment of fees and expenses in connection with the Equity Recapitalization, the Company would have had outstanding long-term indebtedness (including current portions) of approximately $593.4 million and stockholder's equity of approximately $356.8 million. See "Capitalization." The Credit Agreement, the Loan Agreement, the Indentures and the Company's 9 1/2% Notes permit the incurrence of additional indebtedness by the Company subject to certain limitations specified therein.

  The Company had a net loss of $25.5 million and $38.5 million for the years ended December 31, 1995 and December 31, 1996, respectively. As a result of the losses for the years ended December 31, 1992, 1995 and 1996 and results for the year ended December 31, 1993, earnings were insufficient to cover fixed charges by $2.0 million, $44.0 million, $53.6 million and $1.7 million, respectively. The Company may experience net losses in the future.

  The level of the Company's indebtedness could have several important consequences for holders of the New Notes, including, but not limited to, the following: (i) a significant portion of the Company's cash flow from operations will be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited; (iii) the Company's leveraged position and the covenants contained in the Indentures, the Credit Agreement and the Loan Agreement could limit the Company's ability to compete, as well as its ability to expand and make capital improvements, and (iv) the Company's level of indebtedness could make it more vulnerable to economic downturns and more sensitive to volatility in the petroleum industry, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions.

  The Company's ability to pay interest on the New Notes and to satisfy its debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. The Company anticipates that available cash, together with borrowings under the Credit Agreement and other sources of liquidity will be adequate to meet the Company's anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments through at least the end of 1999. There can be no assurance, however, that the Company will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures. If unable to do so, the Company may be required to reduce or delay planned capital expenditures, seek additional financing, dispose of certain assets and/or seek to refinance some or all of its debt. There can be no assurance that any of these alternatives could be effected, if at all, on satisfactory terms.

  Additionally, if the Company were to sustain a decline in its operating results or available cash, it could experience difficulty in complying with the covenants contained in the Credit Agreement, the Loan Agreement, or the Indentures or any other agreements governing future indebtedness of the Company. The failure to comply with such covenants could result in an event of default under these agreements, thereby permitting acceleration of such indebtedness as well as indebtedness under other instruments that contain cross-acceleration and cross-default provisions.

  In addition, the Company's sole stockholder, Clark USA, has substantial indebtedness. As of September 30, 1997, on a pro forma, stand-alone basis after giving effect to the consummation of the Equity Recapitalization, the Special Dividend, the repurchase of the Zero Coupon Notes, the Term Loan and the Debt Offering, Clark USA would have had outstanding long-term indebtedness of approximately $175.0 million, and Exchangeable Preferred Stock with an aggregate liquidation preference of $63.0 million. Clark USA has no significant independent operations and relies on receipt of funds from the Company to meet its debt and dividend obligations. Failure of Clark USA to meet its debt and dividend obligations could have a material adverse effect on the Company.

VOLATILITY OF REFINING AND MARKETING MARGINS

  The Company's earnings and cash flow from operations are primarily dependent upon processing crude oil and selling quantities of refined products at refining and marketing margins sufficient to cover fixed and variable expenses. Oil refining is a complex process that is subject to scheduled and unscheduled downtime.

  Crude oil costs and refined product prices depend on numerous factors beyond the Company's control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, political affairs and production levels, the availability of imports, the marketing of competitive fuels, the extent of government regulation and expected and actual weather conditions. The prices received by the Company for its refined products are affected by regional factors such as product pipeline capacity, local market conditions and the level of operations of competing refineries. A large, rapid increase in crude oil prices would adversely affect the Company's operating margins if the increased cost of raw materials could not be passed on to the Company's customers. Alternatively, a large rapid decrease in crude oil prices may adversely affect the Company's operating margins since feedstock costs are fixed on average two to three weeks prior to the manufacture and sale of the finished products. The Company currently purchases approximately 80% of its crude oil requirements in the spot market, where prices are subject to market fluctuations. Because of the Port Arthur refinery's U.S. Gulf Coast location and the two Illinois refineries' locations on major crude oil pipelines, the Company believes that adequate supplies of crude oil will be available in the spot market. No assurance can be given, however, that the Company will be able to negotiate favorable prices for crude oil on the spot market or that adequate supplies will be available during times of shortages. See "Business-- Refining--Supply and Distribution." In recent years, crude oil costs and prices of refined products have fluctuated substantially. Accordingly, the Company's earnings are subject to substantial fluctuations, as reflected by losses incurred in the fiscal years of 1992, 1995 and 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." On occasion, the Company utilizes U.S. Gulf Coast based derivatives, such as forward future and option contracts on crack spreads with respect to a portion of the production of the Port Arthur refinery. While this hedging strategy is intended to provide an acceptable profit margin on a portion of the Port Arthur refinery production, the use of such a strategy could limit the Company's ability to participate in an improvement in Gulf Coast crack spreads. See "Business--Refining--Inventory Management."

INTEREST RATES

  The Credit Agreement and the Loan Agreement provide for interest at rates that fluctuate quarterly and could increase. An increase in interest rates will increase the Company's interest expense and adversely affect the Company's income and cash flow available to make payments on the New Notes and the Company's other indebtedness. See "Description of Certain Debt Instruments."

COMPETITION

  The refining and marketing segment of the oil industry is highly competitive. Many of the Company's principal competitors are integrated multinational oil companies that are substantially larger and better known than the Company. Because of their diversity, integration of operations, larger capitalization and greater resources, the major oil companies may be better able to withstand volatile market conditions, compete on the basis of price and more readily obtain crude oil in times of shortages. See "Business--Competition."

LIQUIDITY

  The Company's liquidity (consisting of cash, cash equivalents and short-term investments) as of September 30, 1997 was $285.9 million. In addition, the Company's revolving line of credit had $400.0 million available (subject to customary borrowing conditions) for the issuance of letters of credit and short-term cash borrowings (subject to a $50.0 million sublimit). On a pro forma basis after giving effect to the Special Dividend, the Term Loan, the Debt Offering, the application of the net proceeds therefrom and the payment of fees and expenses in connection with the Equity Recapitalization, the Company's cash and short-term investments as of such date would have been $220.0 million. As a result of the increased indebtedness of the Company resulting from the Debt Offering and the Term Loan, annual interest expense will increase. There are a number of other factors which may have a material effect on the Company's liquidity, including the following:

  The Company's short-term working capital requirements (primarily letter of credit issuances to support crude oil requirements) fluctuate with the pricing and sourcing of crude oil. Historically, the Company's internally generated cash flows have been sufficient to meet its needs. The Company's Credit Agreement is a revolving line of credit for short-term cash borrowings and for the issuance of letters of credit in an amount equal to the lesser of $400.0 million or a borrowing base calculated with reference to cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories. As of September 30, 1997, the maximum commitment under the Company's Credit Agreement was $400.0 million, of which $238.0 million was used for letters of credit; there were no direct borrowings as of such date. The Credit Agreement will expire December 31, 1999. To the extent the Company is unable to refinance its working capital facility on a timely basis and on satisfactory terms, there can be no assurance that the Company will have adequate liquidity. In addition, the Company is required to comply with certain financial covenants contained in the Credit Agreement. There can be no assurance that the Company will remain in compliance with such covenants if industry conditions weaken and continue for an extended period of time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "--Volatility of Refining and Marketing Margins" and Note 7 "Working Capital Facility" to the Consolidated Financial Statements.

  The Company also has a number of longer term needs for cash. The Company estimates that mandatory capital expenditures, including environmental and regulatory expenditures and other nondiscretionary expenditures, from 1997 through 1999 will be approximately $65.0 million per year. While the Company expects that cash flows from operations will be sufficient to support such capital expenditures, there can be no assurance in this regard. The Company links discretionary capital spending to cash flow generated and, as of September 30, 1997, did not have any material long-term commitments for discretionary capital expenditures. If cash flows from operations are insufficient to support such mandatory and discretionary capital expenditures, the Company may be required to seek additional financing or postpone such capital expenditures. There can be no assurance that any such additional financing could be obtained or, if obtained, that the terms of any such financing would be satisfactory to the Company.

  The Company's 9 1/2% Notes and the Term Loan become due in 2004. The Company may not have sufficient funds to repay in full the entire amount of such obligations when they become due and would therefore be required to refinance all or a portion of such obligations at or prior to their maturity.

  In connection with the Port Arthur Refinery acquisition, the Company agreed to make contingent payments to Chevron of up to $125.0 million over a five-year period beginning in February 1995 in the event that certain refining industry margin indicators exceed certain escalating levels. Such contingent payments were not payable based upon these industry margin indicators for the first three measurement periods through September 30, 1995, 1996 and 1997. The Company believes that, even if such contingent payments would be required to be made, they would not have a material adverse effect on the Company's financial position or results of operations since the Company would also benefit from such increased margins.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

  The Indentures, the Credit Agreement and the Loan Agreement contain certain covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales or asset swaps, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments, enter into sale and leaseback transactions, conduct businesses other than their current business, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets. The Credit Agreement requires the Company to satisfy certain financial condition tests. The ability of the Company to meet these financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Credit Agreement, the Loan Agreement or the Indentures. Upon an occurrence of an event of default under the Credit Agreement, the Loan Agreement or the Indentures, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the case of the Credit Agreement, if the Company were unable to repay those amounts, the lenders thereunder could proceed against the collateral granted to them to secure that indebtedness. If the Credit Agreement indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. See "Description of Certain Debt Instruments."

SUBORDINATED AND UNSECURED STATUS OF NEW SENIOR SUBORDINATED NOTES

  The New Senior Subordinated Notes will be unsecured and subordinated in right of payment to all existing and future Senior Debt of the Company. By reason of such subordination, in the event of an insolvency, liquidation or other reorganization of the Company, the Senior Debt must be paid in full before the principal of or the interest on the New Senior Subordinated Notes may be paid. In addition, under certain circumstances, no payments may be made with respect to the principal of or interest on the New Senior Subordinated Notes if a default exists with respect to certain Senior Debt. Accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the New Senior Subordinated Notes. See "Description of the New Notes--Ranking."

CARRYOVER TAX ATTRIBUTES--RESTRICTIONS ON AVAILABILITY

  The Company files a consolidated U.S. federal income tax return with Clark USA. A substantial portion of the carryover tax attributes of the Clark USA consolidated tax return group (the "Group") was contributed by the Company. The members of the Group, including the Company, have entered into a tax sharing agreement with Clark USA which provides for cash payments in the event carryover tax attributes are used to reduce the Group's consolidated tax liability.

  At December 31, 1996, the Group had available to it approximately $200.0 million (Company--$172.0 million) of net operating loss carryforwards for regular federal income tax purposes, and approximately $90.0 million (Company--$70.0 million) of net operating loss carryforwards for federal alternative minimum tax ("AMT") purposes (together, the "NOLs"). In addition, the Group had available to it approximately $14.0 million (Company--$13.0 million) in various tax credit carryforwards. The

Group and the Company anticipate that they will generate additional regular tax net operating loss carryforwards and AMT net operating loss carryforwards in their tax year ending December 31, 1997. These NOLs would expire beginning in 2009 through 2012. The Internal Revenue Service (the "IRS") has not examined the Group's tax returns for all of the years in which the Group reported NOLs and tax credit carryforwards, and these amounts could therefore be subject to adjustment.

  Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), however, restrictions on the utilization of NOLs or credit carryovers (the "382 Limit") will apply if there is an "ownership change" of a corporation entitled to use such carryovers. The Blackstone Transaction resulted in an "ownership change" of the Group for this purpose. Following the date of this ownership change (the "change date"), the Group will be permitted to utilize only a specified portion of its NOLs and credit carryovers in any taxable year or portion thereof following the ownership change. While the Group has not finally determined the amount of NOLs which it will be permitted to utilize annually in periods after the change date, the 382 Limit could significantly reduce the Company's ability to fully utilize the benefit of such NOLs.

CHANGE OF CONTROL PROVISIONS IN NEW NOTES AND EXISTING INDEBTEDNESS

  The Change of Control feature of the New Notes may, in certain circumstances, make it more difficult or discourage a takeover of Clark USA and, as a result, may make removal of incumbent management more difficult. The Change of Control purchase feature, however, is not the result of the Company's knowledge of any specific effort to accumulate Clark USA's stock or to obtain control of Clark USA or the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Clark USA has no present intention to engage in a transaction involving a Change of Control, although it is possible that Clark USA could decide to do so in the future.

  The Blackstone Transaction constitutes a "change of control" under the indenture which governs the 9 1/2% Notes. In addition, under the indenture for the $175,000,000 of 10 7/8% Senior Notes due 2005 (the "10 7/8% Notes") of
Clark USA, in the event a Rating Decline (as defined therein) accompanies the change of control resulting from the Blackstone Transaction, a similar repurchase offer for the 10 7/8% Notes must be made by Clark USA. Pursuant to such indentures, the Company or Clark USA, as the case may be, is required to offer to purchase the 9 1/2% Notes and the 10 7/8% Notes, respectively, at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. As of the date hereof, there are $175 million aggregate principal amount of 9 1/2% Notes outstanding and $175,000,000 aggregate principal amount of 10 7/8% Notes outstanding. There can be no assurance that the holders of a material portion of the 9 1/2% Notes and 10 7/8% Notes (in the event of a Rating Decline) will not tender their 9 1/2% Notes and 10 7/8% Notes, respectively, in response to the required repurchase offer. In the event a material portion of the 9 1/2% Notes and 10 7/8% Notes is tendered, the Company or Clark USA must obtain new financing to the extent necessary to satisfy the repurchase obligation. A failure to obtain the required financing on acceptable terms would have a material adverse effect on the Company and the New Notes.

ENVIRONMENTAL LIABILITIES AND GOVERNMENTAL REGULATIONS

  The Company's operations are subject to comprehensive and frequently changing federal, state and local environmental laws and regulations. These laws, and the regulations promulgated thereunder, set forth stringent environmental standards for the Company's operations and provide for civil and criminal penalties for violations. Any new environmental initiatives, more vigorous regulatory enforcement policies or stricter interpretation of existing laws could have a material adverse effect on the financial condition or results of operations of the Company. Any such development could require significant additional expenditures to achieve compliance with such requirements or policies. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Environmental Matters" and "Business--Legal Proceedings."

  The Company's operations also are subject to liability for the investigation and cleanup of environmental contamination at properties that it owns and operates and at off-site locations where the Company arranged for the disposal of hazardous substances. The Company is involved in several proceedings relating to its liability for the investigation and cleanup of such sites. There can be no assurance that the Company will not become involved in further litigation or other proceedings or that, if the Company were to be held responsible for damages in any litigation or proceedings (including existing ones), such costs would be covered by insurance or would not be material. See "Business-- Environmental Matters" and "Business--Legal Proceedings." In addition, the Company believes that there is extensive contamination at the site on which the Port Arthur Refinery is located. Pursuant to the purchase agreement governing the Port Arthur Refinery acquisition (the "Purchase Agreement"), Chevron retained primary responsibility for remediation of most pre-closing contamination and the Company retained responsibility for the remediation under the active operating units (the "Excluded Areas"). If Chevron should be unable to meet its obligations under the Purchase Agreement regarding remediation of contamination on the remainder of the site, on account of bankruptcy or otherwise, the Company may become responsible for such remediation.

  In addition to liability for the cleanup of environmental contamination, the Company is also subject to liability for violations of environmental, health and safety laws that regulate its current operations. The Illinois Attorney General, the U.S. Attorney and the United States Environmental Protection Agency (the "EPA") have filed or have threatened to file a number of enforcement actions relating to the Blue Island refinery. The Hartford refinery is also the subject of a Clean Air Act enforcement by the EPA. See "Business--Environmental" and "Business--Legal Proceedings."

  While it is not possible at this time to estimate the ultimate amount of liability with respect to the currently identified environmental matters described above, the Company is of the opinion that the aggregate amount of such liability will not have a material adverse effect on its financial position; however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

  The Company's operations are large and complex. The numerous environmental regulations to which the Company is subject are complicated, sometimes ambiguous, and often changing. In addition, the Company may not have detected certain violations of environmental laws and regulations because the conditions that constitute such violations may not be apparent. It is therefore possible that certain of the Company's operations are not currently in compliance with state or federal environmental laws and regulations. Accordingly, the Company may be required to make additional expenditures to comply with existing environmental requirements. Such expenditures, along with fines or other penalties for noncompliance with environmental requirements, could have a material adverse effect on the Company's financial condition, results of operations, cash flow or liquidity.

  Cigarette sales account for approximately 56% of the Company's convenience product sales. In recent years, governmental entities in the U.S. at all levels have taken or have proposed actions that may have the effect of reducing sales of cigarettes in general or sales of cigarettes through convenience stores. A significant reduction in the consumption of cigarettes or in the ability of convenience stores to market cigarettes, may have a significant, adverse effect on the Company's convenience product sales.

INFLUENCE OF PRINCIPAL STOCKHOLDER

  Blackstone beneficially owns approximately 73.3% of the total voting power of all classes of Clark USA's capital stock. Currently, three of Clark USA's six directors and the Company's five directors are affiliated with Blackstone. Accordingly, Blackstone is in a position to exert a controlling influence over Clark USA and the Company. The relationship with Blackstone creates the potential for conflicts of interest between the Company and Blackstone. See "Management--Security Ownership of Certain Owners and Management" and "Certain Transactions."

LACK OF PUBLIC MARKET

  The New Notes are being offered to the holders of the Old Notes. The Old Notes were issued to a small number of sophisticated investors on November 21, 1997. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes or the ability of holders of the New Notes to sell their New Notes or the price at which such holders may be able to sell their Old Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than the initial offering price of the Old Notes depending on many factors, including prevailing dividend and/or interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in each series of the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the New Notes or that an active public market for any series of the New Notes will develop. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

  Historically, the market for investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the New Notes.

CONSEQUENCES TO NON-TENDERING HOLDERS OF OLD NOTES

  Upon consummation of the Exchange Offer, the Company will have no further obligation to register the Old Notes. Thereafter, any Holder of Old Notes who does not tender its Old Notes in the Exchange Offer, including any Holder which is an "affiliate" (as that term is defined in Rule 405 of the Securities
Act) of the Company which cannot tender its Old Notes in the Exchange Offer, will continue to hold restricted securities which may not be offered, sold or otherwise transferred, pledged or hypothecated except pursuant to Rule 144 and Rule 144A under the Securities Act or pursuant to any other exemption from registration under the Securities Act relating to the disposition of securities, provided that an opinion of counsel is furnished to the Company that such an exemption is available.

                                USE OF PROCEEDS

  The Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Agreement. The Company will not receive any cash proceeds from the issuance of the New Notes offered in the Exchange Offer. In consideration for issuing the New Notes, the Company will receive in exchange Old Notes in like principal amount, the form and terms of which are the same in all material respects as the form and terms of the New Notes except that the New Notes have been registered under the Securities Act and, therefore, do not include certain rights to registration thereunder. The Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company.

  The net proceeds of the Debt Offering, approximately $266.3 million (after discounts and expenses), were used to substantially replenish the Company's cash reserves and have been made available for general corporate purposes. In addition, a portion of the net proceeds will be used to redeem on or about December 24, 1997 all of the Company's outstanding 10 1/2% Notes.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Old Notes were sold by the Company on November 21, 1997 to the Initial Purchasers, which placed the Old Notes with institutional investors. In connection therewith, the Company entered into the Registration Agreement, which required that, within 90 days following the issuance of the Old Notes, the Company file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material respects to the Old Notes, use its best efforts to cause such registration statement to become effective under the Securities Act and, upon the effectiveness of that registration statement, offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder of such New Notes (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Persons wishing to exchange Old Notes in the Exchange Offer must represent to the Company that such conditions have been met. Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes could not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Further, any Holder who may be deemed an "affiliate" of the Company cannot rely on the interpretation by the staff of the Commission set forth in the above-referenced no-action letters with respect to resales of the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

  In addition, each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

  As a result of the filing and the effectiveness of the Registration Statement and the consummation of the Exchange Offer, the Company's obligation to make certain semi-annual payments with respect to the Old Notes will be terminated. The Old Notes were issued to a small number of sophisticated investors on November 21, 1997 and there is no public market for them at present. To the extent Old Notes are tendered and accepted in the exchange, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, Holders of Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Exchange Offer, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount at maturity of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

  As of the date hereof, $275,000,000 aggregate principal amount at maturity
of the Old Notes are outstanding and there are    registered Holders. This
Prospectus, together with the Letter of Transmittal, is being sent to all such
registered Holders as of           , 1998.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes from the Company.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Use of Proceeds."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
          , 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth below under "Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five (5) to ten (10) business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five (5) to ten (10) business day period.

  Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING

  Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. The term "Agent's Message" means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.

  Book-Entry Delivery of the Notes. Within two business days after the date of this Offer to Purchase, the Depositary will establish an account with respect to the Notes at DTC for purposes of the Offer. Any financial institution that is a participant in the DTC system may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's procedure for such transfer. Although delivery of Notes may be effected through book entry at DTC, Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be transmitted to and received by the Depositary at or prior to 5:00 p.m., New York City time, on the Expiration Date at one of its addresses set forth on the back cover of this Offer. Delivery of such documents to DTC does not constitute delivery to the Depositary.

  The tender by a Holder will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder. Instead of delivery by mail, it is recommended that Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such Holders.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "--Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, that neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the Holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, such Holder by tendering will acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may affect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer (or a confirmation of a book-transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer to be tendered in proper form for transfer (or a confirmation of a book-transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five (5) New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

  Any Old Notes which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable to the Holder thereof without cost to such Holder.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange Old Notes for, any New Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company, or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

    (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (d) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  If the Company determines in its reasonable discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "--Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five (5) to ten (10) business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five (5) to ten (10) business day period.

EXCHANGE AGENT

  Marine Midland Bank has been appointed as Exchange Agent for the exchange of New Senior Subordinated Notes for Old Senior Subordinated Notes pursuant to the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

   By Registered or Certified Mail:             By Overnight Courier:


   Attn: Corporate Trust Operations       Attn: Corporate Trust Operations
          Marine Midland Bank                    Marine Midland Bank
         140 Broadway, Level A                  140 Broadway, Level A
     New York, New York 10005-1180          New York, New York 10005-1180
 Attention: Corporate Trust Operations  Attention: Corporate Trust Operations


                                   By Hand:

                              Marine Midland Bank
                             140 Broadway, Level A
                         New York, New York 10005-1180

                                 By Facsimile:

                                (212) 658-2292


  Bankers Trust Company has been appointed as Exchange Agent for the exchange of New Senior Notes for Old Senior Notes, pursuant to the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

   By Registered or Certified Mail:             By Overnight Courier:


      BT Services Tennessee, Inc.            BT Services Tennessee, Inc.
          Reorganization Unit              Corporate Trust & Agency Group
            P.O. Box 292737                      Reorganization Unit
    Nashville, Tennessee 37229-2737            648 Grassmere Park Road
                                             Nashville, Tennessee 37211

                                   By Hand:

                        Attn: Reorganization Department
                             Bankers Trust Company
                        Corporate Trust & Agency Group
                           Receipt & Delivery Window
                       123 Washington Street, 1st Floor
                           New York, New York 10006

                                 By Facsimile:

                                (615) 835-3701

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and will pay the reasonable fees and expenses of one firm acting as counsel for the Holders of Old Notes should such Holders deem it advisable to appoint such counsel.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $300,000.00. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized upon consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to give effect to the Special Dividend, the payment of fees and expenses in connection with the Equity Recapitalization, the borrowing of $125.0 million pursuant to the Term Loan and the Debt Offering and the application of a portion of the net proceeds therefrom to redeem the 10 1/2% Notes. The table should be read in conjunction with the Consolidated Financial Statements of the Company, and the notes thereto, appearing elsewhere in this Prospectus.

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                  1997
                                                            -----------------
                                                                        AS
                                                             ACTUAL  ADJUSTED
                                                            -------- --------
                                                              (IN MILLIONS)
CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS.......... $  285.9  $220.0
                                                            ========  ======
LONG-TERM DEBT(A):
  10 1/2% Notes............................................ $  225.0  $  --
  9 1/2% Notes.............................................    175.0   175.0
  Term Loan................................................      --    125.0
  New Senior Notes.........................................      --    100.0
  New Senior Subordinated Notes............................      --    175.0
  Capital leases and other.................................     15.3    15.3
                                                            --------  ------
    Total long-term debt................................... $  415.3  $590.3
                                                            --------  ------
STOCKHOLDER'S EQUITY:
  Common, $0.01 par value (100 shares issued and
   outstanding)............................................ $    --   $  --
  Paid-in-capital..........................................    464.2   249.2(b)
  Retained earnings........................................    126.3   107.6(c)
                                                            --------  ------
    Total stockholder's equity............................. $  590.5  $356.8
                                                            --------  ------
    Total capitalization................................... $1,005.8  $947.1
                                                            ========  ======

--------
(a) Does not reflect the utilization of $238.0 million at September 30, 1997 under the Credit Agreement to support outstanding letters of credit. The 9 1/2% Notes will be subject to a repurchase offer by the Company as a result of the Blackstone Transaction. See "Risk Factors--Change of Control Provisions in New Notes and Existing Indebtedness."
(b) Includes a return of capital to Clark USA of $215.0 million which enabled it to consummate the Tender Offer and redeem any Zero Coupon Notes not tendered.
(c) Includes an extraordinary charge of $9.7 million associated with the Debt Offering for redemption premiums and unamortized deferred financing costs and $9.0 million of fees and estimated expenses in connection with the Equity Recapitalization. See "Certain Transactions."

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The selected consolidated financial data set forth below for the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 are derived from the audited financial statements included elsewhere herein. The selected financial data set forth below for the Company as of December 31, 1992, 1993, and 1994 and for each of the two years in the period ended December 31, 1993 are derived from the audited financial statements not included elsewhere herein. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included herein. The selected historical data for the nine months ended September 30, 1996 and 1997 is unaudited.

                                                                               NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                          -------------------------------------------------    -----------------
                            1992      1993      1994       1995      1996       1996        1997
                          --------  --------  --------   --------  --------  ----------- ----------
                                    (IN MILLIONS, EXCEPT RATIOS AND OPERATING DATA)
STATEMENT OF EARNINGS
 DATA:
 Net sales and operating
  revenues..............  $2,253.0  $2,263.4  $2,440.0   $4,486.1  $5,072.7   $3,724.4    $3,296.4
 Cost of sales..........   1,952.4   1,936.6   2,092.5    4,018.3   4,560.0    3,346.3     2,791.4
 Operating expenses
  (a)...................     217.3     204.6     219.9      373.3     418.9      304.6       319.0
 General and
  administrative
  expenses (a)..........      38.3      41.0      51.4       52.3      59.1       43.9        47.4
 Inventory (recovery of)
  write-down to market
  value.................       --       26.5     (26.5)       --        --         --          --
 Depreciation and
  amortization (b)......      30.4      35.3      37.3       43.5      48.4       37.0        44.3
                          --------  --------  --------   --------  --------   --------    --------
 Operating income
  (loss)................  $   14.6  $   19.4  $   65.4   $   (1.3) $  (13.7)  $   (7.4)   $   94.3
 Interest and financing
  costs, net (c)........      26.4      29.9      37.6       39.9      38.7       31.2        26.3
 Other income (expense)
  (d)...................      14.7      11.4       --         --        --         --          --
                          --------  --------  --------   --------  --------   --------    --------
 Earnings (loss) from
  continuing operations
  before taxes,
  extraordinary items
  and cumulative effect
  of change in
  accounting
  principles............  $    2.9  $    0.9  $   27.8   $  (41.2) $  (52.4)  $  (38.6)   $   68.0
 Income tax provision
  (benefit).............      (0.4)     (0.5)      9.7      (15.7)    (13.9)     (14.7)       11.7
                          --------  --------  --------   --------  --------   --------    --------
 Earnings (loss) from
  continuing operations
  before extraordinary
  items and cumulative
  effect of change in
  accounting
  principles............  $    3.3  $    1.4  $   18.1   $  (25.5) $  (38.5)  $  (23.9)   $   56.3
                          ========  ========  ========   ========  ========   ========    ========
BALANCE SHEET DATA:
 Cash, cash equivalents
  and short-term
  investments...........  $  218.3  $  212.1  $  134.1   $  106.6  $  334.3   $   79.4    $  285.9
 Total assets...........     800.0     829.1     859.5    1,188.3   1,393.3    1,129.9     1,375.9
 Long-term debt.........     401.5     401.0     400.7      420.4     417.6      417.2       415.3
 Stockholder's equity...     154.2     146.0     162.9      304.1     534.1      313.6       590.5
SELECTED FINANCIAL DATA:
 EBITDA, as adjusted
  (e)...................  $   45.0  $   81.2  $   76.2   $   42.2  $   34.7   $   29.6    $  138.6
 Cash flows from
  operating activities..      37.1      68.4      53.7      (85.6)     16.9      (30.3)       39.2
 Cash flows from
  investing activities..     (23.8)    (19.8)    (21.2)    (134.1)    212.0       (7.5)      (81.4)
 Cash flows from
  financing activities..     (38.7)     (1.1)     (5.4)     174.7      30.0       30.0        (6.1)
 Ratio of earnings to
  fixed charges (f).....        (g)       (g)     1.56x        (g)       (g)        (g)       2.60x
 Expenditures for
  turnaround............       2.7      20.6      11.2        6.5      13.9        7.2        31.2
 Expenditures for
  property, plant and
  equipment.............      59.5      67.9     100.3       42.1      45.0       23.3        54.0
 Refinery acquisition
  expenditures..........       --        --       13.5       71.8       --         --          --

                                                                   NINE MONTHS
                                                                      ENDED
                                  YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                           -------------------------------------- -------------
                            1992   1993    1994    1995    1996    1996   1997
                           ------ ------- ------- ------- ------- ------ ------
                             (IN MILLIONS, EXCEPT RATIOS AND OPERATING DATA)
OPERATING DATA:
Refining Division
 Port Arthur Refinery
  (acquired February 27,
  1995)
 Production (m
  bbls/day)..............     --      --      --    207.7   210.8  212.0  208.5
 Gross margin (per bbl)
  (a)....................     --      --      --  $  2.37 $  2.78 $ 2.49 $ 3.84
 Operating expenses (per
  bbl) (a)...............     --      --      --     1.90    2.13   2.06   2.23
 Blue Island, Hartford
  and other refining
 Production (m
  bbls/day)..............   142.4   134.7   140.3   136.5   134.2  136.2  141.4
 Gross margin (per bbl)..  $ 3.03 $  3.24 $  3.48 $  2.64 $  2.53 $ 2.66 $ 3.94
 Operating expenses (per
  bbl) (a)...............    2.17    2.12    2.28    2.61    2.58   2.44   2.40
 Refining contribution to
  operating income (mm)..     N/A    42.5    46.5    11.1    24.2   16.0  132.9
Retail Division:
 Number of stores
  (average) (h)..........     885     860     834     852     823    828    815
 Gasoline volume (mm
  gals)..................   956.7 1,014.8 1,028.5 1,063.8 1,031.9  777.7  771.1
 Gasoline volume (m gals
  pmps)..................    90.1    98.6   102.8   104.1   104.5  104.4  106.3
 Gasoline gross margin
  (cents/gal)............   10.0c   11.1c   10.9c   11.4c   10.4c  10.6c  10.3c
 Convenience product
  sales (mm).............  $203.4 $ 218.0 $ 231.6 $ 252.6 $ 251.7 $193.7 $214.3
 Convenience product
  sales (pmps)...........    19.2    21.2    23.1    24.7    25.5   26.0   29.2
 Convenience product
  gross margin and other
  income (mm)............    47.7    54.8    57.2    62.9    65.8   50.3   55.7
 Convenience product
  gross margin (pmps)....     4.5     5.3     5.7     6.1     6.6    6.7    7.6
 Operating expenses (mm)
  (a)....................    96.0   100.1   104.6   121.6   126.2   94.4   99.3
 Retail contribution to
  operating income (mm)..     N/A    52.9    45.9    45.4    25.0   24.4   18.1

--------
(a) Certain reclassifications have been made to prior periods to conform to current period presentation.
(b) Amortization included amortization of turnaround costs and organizational costs.
(c) Interest and financing costs, net, included amortization of debt issuance costs of $2.9 million, $1.2 million, $1.2 million, $5.2 million and $6.5 million for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, and $4.9 million and $5.3 million for the nine months ended September 30, 1996 and 1997, respectively. Interest and financing costs, net, also included interest on all indebtedness, net of capitalized interest and interest income.
(d) Other expense in 1994 included financing costs associated with a withdrawn debt offering. Other income in 1993 included the final settlement of litigation with Drexel Burnham Lambert Incorporated ("Drexel") of $8.5 million and a gain from the sale of noncore stores of $2.9 million. Other income in 1992 included the settlement of litigation with Apex Oil Company ("Apex") and Drexel $9.2 million and $5.5 million, respectively.
(e) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a commonly used non-GAAP financial measure but should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with GAAP. EBITDA, as adjusted, does not reflect cash necessary or available to fund cash requirements. EBITDA, as adjusted, in 1993 and 1994 excluded the write-off in 1993 and the recovery in 1994 of a $26.5 million inventory valuation adjustment.
(f) The ratio of earnings to fixed charges is computed by dividing (i) earnings before income taxes (adjusted to recognize only distributed earnings from less than 50% owned persons accounted for under the equity method) plus fixed charges, excluding capitalized interest by (ii) fixed charges, excluding capitalized interest. Fixed charges consisted of interest on indebtedness, including amortization of discount and debt issuance costs and the estimated interest components (one-third) of rental and lease expense. On a pro forma basis as adjusted to give effect to the Equity Recapitalization, the Debt Refinancing and Repayment, the Special Dividend and the fees and expenses associated with the Equity Recapitalization, earnings would have been insufficient to cover fixed charges by an estimated $47.7 million and $64.6 million for the nine months ended September 30, 1996 and the year ended December 31, 1996, respectively. The ratio of earnings to fixed charges for the nine months ended September 30, 1997 would have been 2.25x on a similar basis.
(g) As a result of the losses for the years ended December 31, 1992, 1993, 1995 and 1996, and for the nine months ended September 30, 1996 earnings were insufficient to cover fixed charges by $2.0 million, $1.7 million, $44.0 million, $53.6 million and $39.5 million respectively.
(h) Ten stores included in 1997 did not sell fuel.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

 Overview

  The Company's results are significantly affected by a variety of factors beyond its control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs and production levels, the availability of imports, the marketing of competitive fuels and the extent of government regulation. Although margins are significantly affected by industry and regional factors, the Company can influence its margins through the efficiency of its operations. While the Company's net sales and operating revenues fluctuate significantly with movements in industry crude oil prices, such prices do not generally have a direct long-term relationship to net earnings. Crude oil price movements may impact net earnings in the short term because of fixed crude oil purchase commitments which average approximately five million barrels. See "--Refining." The effect of changes in crude oil prices on the Company's operating results is determined more by the rate at which the prices of refined products adjust to reflect such changes. The Company believes that, in general, low crude oil prices indirectly benefit operating results over the longer term due to increased demand and decreased working capital requirements. Conversely, the Company believes that high crude oil prices generally result in decreased demand and increased working capital requirements over the long term. Increased refinery production is typically associated with improved results of operations, while reduced production, which generally occurs during scheduled refinery maintenance turnarounds, negatively affects results of operations.

  The following table illustrates the potential pre-tax earnings impact based on historical operating rates estimated by the Company resulting from changes in: (i) sweet crude oil cracking margins--the spread between gasoline and diesel fuel prices and input (e.g., a benchmark light sweet crude oil) costs;
(ii) sweet/sour differentials--the spread between a benchmark light sour crude oil and a benchmark light sweet crude oil; (iii) heavy/light differentials-- the spread between a benchmark light sweet crude oil and a benchmark heavy sour crude oil; and (iv) retail margins--the spread between product prices at the retail level and wholesale product costs.

                                                         PRE-
                                        TAX EARNINGS IMPACT ON THE COMPANY(A)
                                       ----------------------------------------
                                                        BEFORE PORT AFTER PORT
                                                          ARTHUR      ARTHUR
EARNINGS SENSITIVITY                        CHANGE      ACQUISITION ACQUISITION
--------------------                   ---------------- ----------- -----------
Refining margins
  Sweet crude cracking margin......... $0.10 per barrel $ 5 million $12 million
  Sweet sour differentials............  0.10 per barrel   3 million   9 million
  Heavy light differentials...........  0.10 per barrel   1 million   2 million
Retail margins........................ $0.01 per gallon $10 million $10 million

--------
(a) Based on an assumed production of approximately 212,000 bpd for the Port Arthur refinery and 140,000 bpd for the Illinois refineries.

 Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996:

                                                        FOR THE NINE MONTHS
                                                        ENDED SEPTEMBER 30,
                                                     --------------------------
                                                         1996          1997
                                                     ------------  ------------
                                                     (IN MILLIONS, UNAUDITED)
FINANCIAL RESULTS:
Net sales and operating revenues.................... $    3,724.4  $    3,296.4
Cost of sales.......................................      3,346.3       2,791.4
Operating expenses(a)...............................        304.6         319.0
General and administrative expenses(a)..............         43.9          47.4
Depreciation and amortization.......................         37.0          44.3
Interest expense and financing costs................         36.4          36.6
Interest and finance income.........................          5.2          10.3
                                                     ------------  ------------
Earnings (loss) before income taxes.................        (38.6)         68.0
Income tax (provision) benefit......................         14.7         (11.7)
                                                     ------------  ------------
Net earnings (loss)................................. $      (23.9)        $56.3
                                                     ============  ============
OPERATING INCOME:
Refining contribution to operating income........... $       16.0  $      132.9
Retail contribution to operating income.............         24.4          18.1
Corporate general and administrative expenses.......         10.8          12.4
                                                     ------------  ------------
                                                             29.6         138.6
Depreciation and amortization.......................         37.0          44.3
                                                     ------------  ------------
Operating income (loss)............................. $       (7.4) $       94.3
                                                     ============  ============

--------
(a) Certain reclassifications have been made to prior periods to conform to current period presentation.

  The Company reported consecutive record net quarterly earnings of $42.6 million and $51.2 million for the second and third quarters of 1997, respectively, which compared to net losses of $1.0 million and $9.3 million in the comparable periods of 1996. For the nine months ended September 30, 1997, the Company recorded net earnings of $56.3 million which was improved over a net loss of $23.9 million in the year-earlier period. The Company recorded EBITDA of $138.6 million for the first nine months of 1997 versus $29.6 million in the same period of 1996. Refining division results improved significantly in the second and third quarters of 1997 over the comparable periods in the previous year and over the first quarter of 1997 due to good unit reliability and an improvement in refining industry fundamentals, particularly crude oil quality differentials. A significant fall in crude oil prices and the hypothetical cost of lost production associated with a major maintenance turnaround reduced pre-tax earnings in the first nine months of 1997 by an estimated $42.5 million. An increase in crude oil prices generated a pre-tax gain of $20.4 million in the first nine months of 1996. After adjusting for these material items, the Company would have generated EBITDA of $181.1 million in the first nine months of 1997 versus $9.2 million in the same period of 1996. The Company recorded an income tax provision of $11.7 million for the first nine months of 1997 primarily for the settlement of prior-period audit examinations as determined under the Company's tax sharing agreement with Clark USA. As compared to 1996, the Company recorded a lower tax provision for current-year earnings due to its cumulative tax loss carryforward position. See additional operating cash flow disclosures in Selected Consolidated Financial and Other Data.

  Net sales and operating revenues decreased approximately 11% in the first nine months of 1997 as compared to the prior year. This decrease was principally the result of the crude oil price decline, noted above, that reduced both sales and cost of goods sold. In addition, the major maintenance turnaround at the Port Arthur refinery reduced the Company's production and sales of refined products.

REFINING

                                                        FOR THE NINE MONTHS
                                                        ENDED SEPTEMBER 30,
                                                      -----------------------
                                                         1996        1997
                                                      ----------- -----------
                                                           (IN MILLIONS,
                                                      EXCEPT PER BARREL DATA)
REFINING DIVISION OPERATING STATISTICS:
PORT ARTHUR REFINERY
  Crude oil throughput (m bbls/day)..................       201.7       201.3(a)
  Production (m bbls/day)............................       212.0       208.5
  Gross margin ($ per barrel of production).......... $      2.49 $      3.84
  Operating expenses.................................       119.7       127.1
  Net margin......................................... $      25.0 $      91.5
BLUE ISLAND, HARTFORD AND OTHER REFINING
  Crude oil throughput (m bbls/day)..................       135.1       135.6
  Production (m bbls/day)............................       136.2       141.4
  Gross margin ($ per barrel of production).......... $      2.66 $      3.94
  Operating expenses.................................        91.1        92.6
  Net margin......................................... $       8.2 $      59.1
Divisional general and administrative expenses.......        17.2        17.7
Contribution to earnings............................. $      16.0 $     132.9

--------
(a) 1997 crude oil throughput and production reflected scheduled downtime on most processing units for approximately one month during a first quarter maintenance turnaround.

  Despite the large negative impact from the fall in crude oil prices and the major maintenance turnaround at the Port Arthur refinery discussed in more detail below, refining contribution for the nine months ended September 30, 1997 was $132.9 million in 1997 versus $16.0 million in 1996. Earnings for the first nine months of 1997 increased due to improved yields and throughput and wider crude oil quality differentials. Crude oil quality differential indicators for light sour crude oil improved from $1.06 per barrel to $1.71 per barrel and the benefit for heavy sour crude oil improved from $4.75 per barrel to $5.63 per barrel from the first nine months of 1996 to the same period of 1997. The Company believes these crude oil quality differential indicators improved primarily due to increased availability of Canadian light and heavy sour crude oil from the Express and Interprovincial pipelines, higher levels of industry refinery maintenance turnarounds and milder winter weather in the first quarter of 1997. Hartford refinery results particularly benefited from improved access to lower-cost Canadian heavy crude oil. Port Arthur refinery results were also buoyed by the operational benefits realized from the first quarter maintenance turnaround. On a comparative basis, refining gross margin in the first nine months of 1996 was negatively impacted by crude oil market volatility and backwardation that raised the cost of the Company's feedstocks.

  The fall in crude oil prices and the hypothetical cost of lost production associated with a major maintenance turnaround reduced pre-tax earnings for the nine months ended September 30, 1997 by an estimated $42.5 million. A decrease in crude oil prices of approximately $4.75 per barrel in 1997 had a negative impact on the Company's pre-tax earnings of approximately $27.2 million, resulting from the fact that feedstock acquisition costs are fixed on average two to three weeks prior to the manufacture and sale of the finished products. The Company does not currently hedge this price risk because of the cost of entering into appropriate hedge-related derivatives, especially in a backwardated market. In the first nine months of 1996, this policy resulted in a gain of $20.4 million because crude oil prices increased over $4.80 per barrel in that period. The Company successfully completed an extensive planned maintenance turnaround on most units at its Port Arthur refinery in the first quarter of 1997. The opportunity cost of lost production while essentially the entire refinery was out of service for one month was approximately $15.3 million. After adjusting for these material items, the refining division would have contributed $175.4 million to operating income in the first nine months of 1997 (1996--loss of $4.4 million).

  Port Arthur refinery crude oil throughput and production reached record and near record levels in the second and third quarters of 1997, but were relatively flat compared to 1996 levels on a year-to-date basis due to the planned maintenance turnaround in the first quarter of 1997. Port Arthur refinery operating expenses for the first nine months of 1997 were higher than the previous year principally because of higher natural gas prices and higher incentive compensation due to strong earnings. Natural gas is consumed as a fuel in the refining process.

RETAIL

                                                         FOR THE NINE MONTHS
                                                         ENDED SEPTEMBER 30,
                                                        ----------------------
                                                           1996        1997
                                                        ----------  ----------
                                                        (IN MILLIONS, EXCEPT
                                                           PER GALLON AND
                                                           PER STORE DATA)
RETAIL DIVISION OPERATING STATISTICS:
Gasoline volume (mm gals)..............................      777.7       771.1
Gasoline gross margin (cents/gal)......................       10.6c       10.3c
Gasoline gross margin.................................. $     82.3  $     79.0
Convenience product sales.............................. $    193.7  $    214.3
Convenience product margin and other income............       50.3        55.7
Gain on asset sales.................................... $      1.8  $       --
Operating expenses (a).................................       94.4        99.3
Divisional general and administrative expenses (a).....       15.6        17.3
Contribution to operating income....................... $     24.4  $     18.1
PER MONTH PER STORE:
Company operated stores (average) (b)..................        828         815
Gasoline volume (m gals)...............................      104.4       106.4
Convenience product sales (thousands).................. $     26.0  $     29.2
Convenience product gross margin (thousands)...........        6.7         7.6

--------
(a) Certain reclassifications have been made to prior periods to conform to current period presentation.
(b) Ten stores included in 1997 did not sell fuel.

  Retail division contribution to operating income of $8.0 million in the third quarter of 1997 exceeded its contribution in each of the previous four quarters. Retail contribution to operating income decreased to $18.1 million in the first nine months of 1997 from $24.4 million in the same period of 1996. Retail contribution declined on a year-to-date basis primarily because of weaker same store retail fuel margins in the first half of 1997 and a $1.8 million gain on the sale of stores in the prior year. This was partially offset by the fuel and convenience product margin contribution from the 48 Michigan stores acquired in early 1997. Retail margins have historically benefited when crude oil prices fall, but the benefit of the crude oil price decline in the first half of 1997 was not fully realized because wholesale prices did not fall as much as crude oil prices and due to highly competitive retail markets. This trend of tighter retail margins started in the last half of 1996, but reflected improvement in September 1997 when fuel margins averaged over 12c per gallon. Certain store operating measures did show improvement in 1997, including a 13% improvement in convenience product margins per store on 12% higher sales. Operating expenses increased principally because of lease expenses and higher operating costs for larger stores acquired in the last year.

OTHER FINANCIAL HIGHLIGHTS

  Corporate and divisional general and administrative expenses increased in the first nine months of 1997 over the comparable period in 1996 principally because of accruals for higher incentive compensation resulting from the Company's stronger earnings.

  Interest and finance income for the first nine months of 1997 decreased over the comparable period of 1996 principally because of interest earned on higher cash balances in 1997, resulting from the contribution of an advance crude oil purchase receivable by Clark USA in late 1996 that was subsequently converted to cash.

  Depreciation and amortization expense increased for the nine months ended September 30, 1997 over the same period in 1996 principally because of the amortization on the 1997 first quarter Port Arthur refinery maintenance turnaround.

  In the early 1990s the Company invested $25.0 million in a project initiated to produce low-sulfur diesel fuel at the Hartford refinery which was delayed in 1992 based on internal and third-party analyses that indicated an oversupply of low-sulfur diesel fuel capacity in the Company's markets. Based on these analyses, the Company projected relatively narrow price differentials between low- and high-sulfur diesel products. This projection has thus far been borne out. High-sulfur diesel fuel is utilized by the railroad, marine and farm industries. In December 1997, the Company determined that equipment purchased for the DHDS Project could be better utilized for other projects at its Hartford and Port Arthur refineries, rather than remaining idle until low- and high-sulfur diesel fuel differentials widened sufficiently to justify completing the DHDS Project. As a result, in the fourth quarter of 1997 the Company expects to record a charge to earnings of approximately $15.0 million principally for engineering costs specific to the DHDS Project.

  The Company operates many computer programs that use only two digits to identify a year. If these programs are not modified or replaced by the year 2000, such applications could fail or create erroneous results. Some applications have already been replaced or modified. The Company has hired outside consultants to assist it in evaluating the scope of the remaining required program conversions or replacements. Based on preliminary information, the Company estimates the cost of such remaining program conversions or replacements to be approximately $5 to $10 million.

  1996 compared with 1995 and 1994:

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1994     1995      1996
                                                   -------- --------  --------
                                                         (IN MILLIONS)
FINANCIAL RESULTS: (a)
Net sales and operating revenues.................. $2,440.0 $4,486.1  $5,072.7
Cost of sales.....................................  2,092.5  4,018.3   4,560.0
Operating expenses (b)............................    219.9    373.3     418.9
General and administrative expenses (b)...........     50.3     52.3      59.1
Depreciation and amortization.....................     37.3     43.5      48.4
Interest and financing costs, net.................     32.1     39.9      38.7
                                                   -------- --------  --------
Loss before income taxes (c)......................      7.9    (41.2)    (52.4)
Income tax benefit (c)............................      2.2    (15.7)    (13.9)
                                                   -------- --------  --------
Loss before unusual items (c).....................      5.7    (25.5)    (38.5)
Unusual items, after taxes (c)....................     12.4      --        --
                                                   -------- --------  --------
Net earnings (loss)............................... $   18.1 $  (25.5) $  (38.5)
                                                   ======== ========  ========
OPERATING INCOME:
Refining contribution to operating income......... $   46.5 $   11.1  $   24.2
Retail contribution to operating income...........     45.9     45.4      25.0
Corporate general and administrative expenses.....     15.1     14.3      14.5
Depreciation and amortization.....................     37.3     43.5      48.4
Unusual items (c).................................     25.4      --        --
                                                   -------- --------  --------
Operating income (loss)........................... $   65.4 $   (1.3) $   13.7
                                                   ======== ========  ========

--------
(a) This table provides supplementary data in a format that is not intended to represent an income statement presented in accordance with GAAP.
(b) Certain reclassifications have been made to prior periods to conform to current period presentation.
(c) The Company considers certain items in 1994 and 1996 to be "unusual." Detail on these items is presented below.

  The Company reported a net loss of $38.5 million in 1996 compared with a net loss of $25.5 million in 1995 and net earnings of $18.1 million in 1994. Improvements in productivity and fundamental refining industry indicators for crack spreads and crude oil quality differentials in 1996 were offset by the impact of rising, volatile and high crude oil prices. Narrow crude oil differentials, an extremely warm 1994-1995 winter and the resulting oversupply of distillates, and market uncertainty related to the introduction of RFG, reduced 1995 results from 1994 levels. The late February 1995 acquisition of the 212,000 barrel per day Port Arthur, Texas refinery increased net sales and operating revenues, cost of goods sold, operating and general and administrative expenses and depreciation and amortization. Net sales and operating revenues and cost of goods sold were also higher in 1996 due to higher hydrocarbon prices as reflected by 20% higher prices for benchmark WTI crude oil. Interest and financing costs, net, increased in 1995 and 1996 over 1994 principally because of costs associated with a larger working capital facility to support the Port Arthur refinery and capital leases.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ----------------
                                                                1994   1995 1996
                                                                -----  ---- ----
                                                                 (IN MILLIONS)
UNUSUAL ITEMS:
  Recovery of inventory market value write-down................ $26.5  $--  $--
  Other........................................................  (1.1)  --   --
                                                                -----  ---- ----
  Impact on operating income...................................  25.4   --   --
  Gain on sale of advance crude oil purchase receivable........   --    --   --
  Short-term investment losses.................................  (5.4)  --   --
  Other........................................................   --    --   --
                                                                -----  ---- ----
  Total........................................................ $20.0  $--  $--
                                                                =====  ==== ====
Net of income taxes............................................ $12.4  $--  $--
                                                                =====  ==== ====

  Several items which are considered by management as "unusual" are excluded throughout this discussion of the Company's results of operations. In 1996, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, the Company recorded a valuation allowance on its deferred income tax assets of approximately $6.1 million (not included in the table above). See
Note 12 "Income Taxes" to the Consolidated Financial Statements. A noncash accounting charge of $26.5 million was taken in the fourth quarter of 1993 to reflect the decline in the value of petroleum inventories below carrying value caused by a substantial drop in petroleum prices. Crude oil and related refined product prices rose in 1994, allowing the Company to recover the original charge. Accordingly, a reversal of the inventory write-down to market was recorded in 1994. In 1994, the Company realized losses on the sale of short-term investments due to an increase in market interest rates.

REFINING

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1994    1995    1996
                                                        ------- ------- -------
                                                         (IN MILLIONS, EXCEPT
                                                            OPERATING DATA)
OPERATING STATISTICS:
PORT ARTHUR REFINERY (ACQUIRED FEBRUARY 27, 1995)
  Crude oil throughput (m bbls/day)....................     --    198.9   199.8
  Production (m bbls/day)..............................     --    207.7   210.8
  Gross margin (per barrel of production) (a)..........     --  $  2.37 $  2.78
  Operating expenses (per barrel of production) (a)....     --     1.90    2.13
  Net margin (a).......................................     --  $  30.0 $  49.6
BLUE ISLAND, HARTFORD AND OTHER REFINING
  Crude oil throughput (m bbls/day)....................   138.2   133.6   132.7
  Production (m bbls/day)..............................   140.3   136.5   134.2
  Gross margin (per barrel of production) (a).......... $  3.48 $  2.64 $  2.53
  Operating expenses (per barrel of production) (a)....    2.28    2.61    2.58
  Net margin (a)....................................... $  61.4 $   1.5 $  (2.3)
Divisional general and administrative expenses (a).....    14.9    20.4    23.1
Contribution to operating income (a)................... $  46.5 $  11.1 $  24.2

--------
(a) Certain reclassifications have been made to prior periods to conform to current period presentation.

  Refining division contribution to operating income in 1996 was $24.2 million, more than double 1995 levels ($11.1 million), but below 1994 results ($46.5 million). Contribution improved over 1995 principally because of an improvement in the Port Arthur refinery gross margin resulting from improvements in operating rates, reliability and yields. The Hartford refinery realized the benefit from a capital project designed to recover additional higher value products from processing units. Certain key refining market indicators also improved in 1996, including gasoline and distillate margins and crude oil quality differentials. More normal winter weather, and corresponding demand, contributed to a 2.4% increase in fuel demand from 1995 to 1996. Rising crude oil prices added an estimated $25.3 million to gross margin. However, these positive market trends were more than offset by reduced by-product margins and the increased cost of crude oil acquisition activities caused by volatile and high absolute crude oil prices. Refining results for 1995 were below 1994 levels, as refining margins were particularly weak in 1995 and late 1994 due to the warmest Northern Hemisphere winter in 40 years, which reduced demand for heating oil, and the transition to RFG. Several geographical areas unexpectedly opted not to switch to RFG, which caused confusion and concern in the marketplace, and caused gasoline prices to fall relative to the price of crude oil. In addition, unscheduled downtime at the Blue Island refinery reduced gross margins by an estimated $5.5 million in 1995 and $3.1 million in 1996.

  Operating expenses increased at the Port Arthur refinery from 1995 to 1996 principally due to increased refinery fuel costs associated with higher natural gas prices. Operating expenses increased in 1995 over 1994 principally due to the addition of the Port Arthur refinery and related terminal expenses in early 1995 and expenses ($6.5 million) associated with unplanned downtime at the Blue Island refinery. Reduced throughput at the Company's Illinois refineries due to poor first quarter 1995 market conditions and scheduled and unscheduled downtime also contributed to lower production and higher per-barrel operating costs in 1996 and 1995 as compared with 1994. Divisional general and administrative expenses increased in 1996 and 1995 principally because of the inclusion of administrative functions located at the Port Arthur refinery.

RETAIL

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1994     1995     1996
                                                     -------- -------- --------
                                                        (IN MILLIONS, EXCEPT
                                                          OPERATING DATA)
OPERATING STATISTICS:
  Gasoline volume (mm gals).........................  1,028.5  1,063.8  1,031.9
  Gasoline gross margin (cents/gal) (a).............    10.9c    11.4c    10.4c
  Gasoline gross margin (a)......................... $  112.3 $  121.7 $  107.0
  Convenience product sales......................... $  231.6 $  252.6 $  251.7
  Convenience product gross margin and other
   income...........................................     57.2     62.9     65.8
  Operating expenses (a)............................ $  104.6 $  121.6 $  126.2
  Divisional general and administrative expenses....     19.0     17.6     21.6
  Contribution to operating income (a).............. $   45.9 $   45.4 $   25.0
PER MONTH PER STORE:
  Company operated stores (average).................      834      852      823
  Gasoline volume (m gals)..........................    102.8    104.1    104.5
  Convenience product sales (m)..................... $   23.1 $   24.7 $   25.5
  Convenience product gross margin (m)..............      5.7      6.1      6.6

--------
(a) Certain reclassifications have been made to prior periods to conform to current period presentation.

  The retail division contributed $25.0 million to operating income in 1996 (1995--$45.4 million; 1994--$45.9 million). The retail division contribution was below 1995 levels due mostly to a sharp drop in retail gasoline margins. This resulted from an increase in wholesale gasoline costs associated with rising and higher crude oil prices that was not fully captured in retail selling prices due to an extremely competitive Midwest retail market environment. This was particularly the case in the last half of 1996. In addition, high retail prices impaired sales of higher-margin premium gasoline grades. Gross margins on convenience product sales and monthly convenience product sales and gross margins per store improved over the last three years due to the addition of larger stores and an improved mix of higher-margin On The Go(R) (noncigarette) products. Operating and general and administrative expenses increased in 1996 and 1995 over 1994 principally due to operating leases and other costs related to new store acquisitions and increased costs related to the expansion of Clark's credit card programs. Year-over-year credit card sales increased 31% in 1996 and 41% in 1995.

  During 1996 and 1997, the retail network continued to be upgraded in the Company's core Great Lakes markets. This was achieved by acquiring 10 high-volume stores in the Chicago market, introducing a branded marketer program and closing underperforming stores. A further 48-store acquisition was completed in Michigan in January 1997. In 1995, the Company acquired through an operating lease 35 retail stores in Central Illinois. In late 1994, the Company similarly acquired 25 stores in Chicago. Four additional stores related to the Chicago acquisition were added in 1996. Consistent with the Company's strategy to exit noncore markets, the Company divested 41 stores in the Kansas, Western Missouri and Minnesota markets in late 1995 and early 1996, and 22 Dayton, Ohio stores were converted to branded marketer locations in early 1997. As part of its overall growth strategy, the Company expects to continue to consider retail store growth in both existing and new markets while also evaluating underperforming markets for possible divestiture. The Company is actively considering the sale of approximately 150 stores in outlying noncore locations.

OTHER FINANCIAL MATTERS

  Depreciation and amortization expenses increased in 1996 and 1995 principally because of the Port Arthur refinery acquisition and 1994 capital expenditures.

  Interest and financing costs, net, in 1996 were below 1995 principally due to increased interest income on larger invested balances. Net costs increased in 1996 and 1995 as compared to 1994 primarily because of higher amortization associated with the Company's larger working capital facility, which was increased to support the crude oil supply needs of the Port Arthur Refinery, higher amortization of bondholder consent payments paid in connection with the acquisition of the Port Arthur Refinery and capital leases. See Note 8 "Long-Term Debt" to the Consolidated Financial Statements.

  In December 1995, Clark USA completed separate transactions with Oxy and Gulf Resources Corporation ("Gulf"). Pursuant to a merger agreement and a series of related agreements with Oxy, Clark USA acquired the right to receive the equivalent of 17.661 million barrels of WTI to be delivered over six years according to a defined schedule (the "Oxy Transaction"). This contract was sold at a gain in 1996 for $235.4 million. Pursuant to a merger agreement and a series of related agreements with Gulf, Clark USA acquired the right to receive 3.164 million barrels of certain royalty oil to be received by Gulf pursuant to certain agreements with the Government of the Congo (the "Gulf Transaction"). The crude oil was to be delivered over six years according to a minimum schedule of (in millions of barrels) 0.72, 0.62, 0.56, 0.48, 0.42 and
0.36 in 1996, 1997, 1998, 1999, 2000 and 2001, respectively. Gulf has not made their required deliveries since July 1996.

OUTLOOK

  Since most of the Company's products are commodities, supply and demand for crude oil and refined products have a significant impact on the Company's results. Demand for fuel products has grown by an average of 2% since 1992, primarily as a result of increased miles driven and little improvement in the fuel efficiency of the U.S. automobile fleet. The Company believes that capital spending in the refining sector is highly correlated to refining industry profitability. As a result of the high capital spending levels of the early 1990s, the industry's ability to produce refined products exceeded demand in recent years. Since then, industry refinery capital spending has declined. The Company expects that there will continue to be volatility in refining margins and the Company's earnings because of the seasonal nature of refined product demand and the commodity nature of the Company's refined products.

  In the short term, retail margins generally are squeezed in periods of rapid oil price increases, as was the case in 1996, and widen as prices stabilize or fall. Prices for crude oil have fallen substantially since the end of 1996. In the long term, the Company believes margins are driven by market share and concentration. The Company believes that, over the last five years, the Company's Midwest market has averaged among the lowest margins in the U.S. due to its relatively high level of fragmentation. Historically, the Company has recorded seasonally lower earnings in the fourth and first quarters of calendar years due to lower demand for refined products.

LIQUIDITY AND CAPITAL RESOURCES

                                                               NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                      -----------------------  -----------------
                                       1994    1995    1996      1996     1997
                                      ------- ------- -------  -------- --------
                                                    (IN MILLIONS)
FINANCIAL POSITION:
  Cash and short-term investments....  $134.1  $106.6  $334.3    $ 79.4   $285.9
  Working capital....................   130.4   193.1   399.5     197.2    421.8
  Property, plant and equipment......   429.8   549.3   555.7     543.4    572.8
  Long-term debt.....................   400.7   420.4   417.6     417.2    415.3
  Stockholder's equity...............   162.9   304.1   534.1     313.6    590.5
  Operating cash flow................    46.0     7.6    (4.5)      2.4    105.9

  Net cash generated by operating activities, excluding working capital changes ("Operating Cash Flow"), for the nine months ended September 30, 1997 was $105.9 million compared to $2.4 million in the year-earlier period. Working capital as of September 30, 1997 was $421.8 million, a 2.29-to-1 current ratio, versus $399.5 million as of December 31, 1996, a 2.00-to-1 current ratio. Working capital as of September 30, 1997 increased from the end of 1996 because of increased operating contribution, partially offset by a retail store acquisition that was financed with cash and the capital cost of the Port Arthur refinery turnaround.

  Operating Cash Flow for the year ended December 31, 1996 was negative $4.5 million compared with cash flow of $7.6 million in 1995 and $46.0 million in 1994. Operating Cash Flow declined from 1994 to 1996 principally because of the weaker refining margin environment and a decline in retail gasoline margins in 1996. Working capital as of December 31, 1996 was $399.5 million, a 2.00-to-1 current ratio, versus $193.1 million as of December 31, 1995, a 1.48-to-1 current ratio and $130.4 million as of December 31, 1994, a 1.52-to-1 current ratio. Working capital increased in 1996 as a result of the sale of one of Clark USA's advance crude oil purchase receivables for net cash proceeds of $235.4 million. An increase was realized in 1995 due to the Port Arthur Refinery acquisition and partial financing with equity of the refinery's working capital requirements.

  As part of its overall inventory management and crude acquisition strategies, the Company routinely buys and sells, in varying degrees, crude oil in the spot market. Such ongoing activities carry various payment terms and require the Company to maintain adequate liquidity and working capital facilities. The Company's short-term working capital requirements (primarily letter of credit issuances to support crude oil requirements) fluctuate with the pricing and sourcing of crude oil. Historically, the Company's internally generated cash flows have been sufficient to meet its needs. The Credit Agreement is used for the issuance of letters of credit primarily for the purchase of crude oil and other feedstocks and refined products.

  On September 25, 1997, the Company entered into a Credit Agreement which provides for borrowings and the issuance of letters of credit of up to the lesser of $400.0 million or the amount of the borrowing base calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories. Direct borrowings are limited to the principal amount of $50.0 million. Borrowings under the Credit Agreement are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product and other inventories and trademarks and other intellectual property. As of September 30, 1997, there were no direct borrowings under the Credit Agreement. The Company was in compliance with all covenants of the Credit Agreement as of September 30, 1997. See "Description of Certain Debt Instruments--Credit Agreement."

  The Credit Agreement contains covenants and conditions which, among other things, limit dividends, indebtedness, liens, investments, contingent obligations and capital expenditures, and require the Company to maintain its property and insurance, to pay all taxes and comply with all laws, and to provide periodic information and conduct periodic audits on behalf of the lenders. Clark is also required to comply with certain financial covenants. The financial covenants are: (i) maintenance of working capital of at least $150.0 million at all times; (ii) maintenance of a tangible net worth (as defined) of at least $300.0 million; and (iii) maintenance of minimum levels of balance sheet cash (as defined) of $50.0 million at all times. The covenants also provide for a cumulative cash flow test, as defined in the Credit Agreement, that, from March 31, 1997, shall not be less than or equal to zero at all times. The Credit Agreement also limits the amount of future additional indebtedness outside of the cumulative cash flow covenant that may be incurred by the Company in an amount equal to $25.0 million.

  Cash flows used in and from investing activities (excluding short-term investment activities which the Company manages similar to cash and cash equivalents) are primarily affected by acquisitions and capital expenditures, including refinery maintenance turnarounds. Cash flows used in investing activities (excluding short-term investment activities) in the first nine months of 1997 were $81.5 million as compared to $26.6 million in the year-earlier period. The higher investing activities in 1997 resulted principally from the Port Arthur refinery turnaround ($30.0 million) and the acquisition and subsequent image conversion of 48 retail stores in Michigan ($21.0 million). Refinery capital expenditures totaled $17.6 million in the first nine months of 1997 (1996--$12.5 million), most of which related to discretionary and nondiscretionary projects undertaken in conjunction with the Port Arthur refinery turnaround. Retail capital expenditures for the first nine months of 1997, excluding the Michigan acquisition, totaled $13.9 million (1996--$10.5 million) and were principally for underground storage tank-related work.

  Cash flows provided by investing activities (excluding short-term investments) in 1996 were $180.9 million as compared to cash flow used in 1995 and 1994 of $118.5 million and $119.0 million, respectively. In 1996, Clark USA contributed capital to the Company in the form of the Oxy advance crude oil purchase receivable which was immediately sold for $235.4 million. Cash flows used in investing activities of $71.8 million in 1995 was related to the acquisition of the Port Arthur Refinery. Otherwise, capital spending was reduced in 1995 and 1996 from 1994 levels in line with the Company's philosophy to link capital expenditures to cash flow. Capital expenditures for property, plant and equipment totaled $45.0 million in 1996 (1995--$42.1 million; 1994--$100.3 million) and expenditures for refinery maintenance turnarounds totaled $13.9 million (1995--$6.5 million; 1994--$11.2 million). Capital expenditures were reduced in 1996 and 1995 in response to lower Operating Cash Flow. Refining division capital expenditures were $19.4 million in 1996 (1995--$15.8 million;

1994--$59.7 million). Approximately one-half of 1996 expenditures were discretionary, with the balance and most of 1995 expenditures primarily for mandatory maintenance and environmental expenditures. In 1994, projects included adding the capability to produce RFG at the Blue Island refinery and a revamp of the FCC and alkylation units at the Hartford refinery. Retail capital expenditures in 1996 totaled $24.6 million (1995--$25.2 million; 1994--$38.2 million). Approximately one-half of 1996 and 1995 expenditures were for regulatory compliance, principally underground storage tank-related work and vapor recovery. The remainder of 1996 and 1995 retail capital expenditures were discretionary and primarily related to new store acquisitions, a reimaging program and miscellaneous store equipment. In 1994, approximately one-third of retail division capital expenditures were for regulatory compliance, with the balance for discretionary projects such as reimaging locations, canopies, expansion of store interior selling space and systems automation.

  In February 1995, the Company acquired the Port Arthur Refinery from Chevron for approximately $70.0 million, plus inventory and spare parts for approximately $122.0 million (a $5.0 million deposit was paid in 1994), and the assumption of certain liabilities estimated at $19.4 million. The purchase agreement also provided for contingent payments to Chevron of up to $125.0 million over a five-year period from the closing date of the Port Arthur refinery acquisition in the event that refining industry margin indicators exceed certain escalating levels. The Company believes that even if such contingent payments would be required, they would not have a material adverse effect on the Company's results of operations since the Company would also benefit from such increased margins. Such contingent payments were not payable for the three measurement periods ended September 30, 1995, 1996 and 1997, and based on these industry margin indicators from inception through September 30, 1997, the Company had a cumulative benefit of approximately $25.0 million applicable to future calculations.

  The Company classifies its capital expenditures into two categories, mandatory and discretionary. Mandatory maintenance capital expenditures are required to maintain safe and reliable operations, and mandatory environmental expenditures are required to comply with regulations pertaining to ground, water and air contamination and occupational safety and health issues. The Company estimates that total mandatory expenditures through 2000 will average approximately $55.0 million per year in the refining division and $10.0 million per year in the retail division. Costs to comply with future regulations cannot be estimated.

  Expenditures to comply with reformulated and low-sulfur fuels regulations are primarily discretionary, subject to market conditions and economic justification. These fuel programs impose restrictions on properties of fuels to be refined and marketed, including those pertaining to gasoline volatility, oxygenate content, detergent addition and sulfur content. The regulations regarding these fuel properties vary in markets in which the Company operates, based on attainment of air quality standards and the time of the year. The Company's Port Arthur, Blue Island and Hartford refineries have the capability to produce approximately 60%, 60%, and 25%, respectively, of their gasoline production in RFG. Each refinery's maximum RFG production may be limited based on the clean fuels attainment of Clark's total refining system. The Port Arthur refinery has the capability to produce 100% low-sulfur diesel fuel.

  The Company has a philosophy to link total capital expenditures to cash generated from operations. The Company has a total capital and refinery maintenance turnaround expenditure budget of $100.0 million to $110.0 million for 1997. This amount includes approximately $21.0 million, net, related to the January 1997 acquisition and subsequent image conversion of 48 retail stores in Michigan, and expenditures of approximately $30 million related to a major maintenance turnaround at the Port Arthur refinery in the first quarter of 1997. Total capital expenditures may be under budget if cash flow is less than expected, and higher than budget if cash flow is better than expected.

  Cash flow used in financing activities was $30.0 million in 1996 and $174.7 million in 1995 compared to a use of $5.4 million in 1994. In 1995, financing activities reflected the partial financing of the Port Arthur Refinery acquisition with the sale of stock (the balance was financed with cash on hand), fees related to the larger working capital facility associated with the expanded working capital needs of the Company following the Port Arthur Refinery acquisition and two capital leases associated with the sale and leaseback of certain refinery equipment at the Hartford and Port Arthur refineries. In 1994, expenditures were made in connection with the acquisition of a new working capital facility.

  On November 3, 1997, Blackstone acquired the 13,500,000 shares of Common Stock of Clark USA previously held by TrizecHahn and certain of its subsidiaries, as a result of which Blackstone obtained a 65% equity interest (73.3% voting interest) in Clark USA.

  Prior to the consummation of the Debt Offering, the Company paid the Special Dividend of $215.0 million to Clark USA in order for it to repurchase for $206.6 million, $259.2 million (value at maturity) of its Zero Coupon Notes pursuant to the Tender Offer. Clark USA intends to redeem all of its remaining outstanding Zero Coupon Notes on or about February 15, 1998. As a result of the Debt Offering and the Term Loan, the Company has higher levels of debt outstanding and is required to make increased annual interest payments. In addition, as a result of the Special Dividend, the application of the net proceeds from the Debt Offering and the Term Loan and the payment of fees and expenses in connection with the Equity Recapitalization, the Company's cash and short-term investments were reduced by approximately $65.9 million and its stockholder's equity was reduced to approximately $356.8 million. Finally, as a result of the Blackstone Transaction, the $175.0 million of 9 1/2% Notes, and (in the event of a Rating Decline) the 10 7/8% Notes of Clark USA, are subject to a repurchase offer. See "Risk Factors--Change of Control Provisions in Notes and Existing Indebtedness."

  Funds generated from operating activities together with existing cash, cash equivalents and short-term investments are expected to be adequate to fund existing requirements for working capital and capital expenditure programs for the next year. Due to the commodity nature of its products, the Company's operating results are subject to rapid and wide fluctuations. While the Company believes that its maintenance of large cash, cash equivalents and short-term investment balances and other operating philosophies will be sufficient to provide the Company with adequate liquidity through the next year, there can be no assurance that refining industry conditions will not be worse than anticipated. Due to the sale of one of the advance crude oil purchase receivables, the Company had higher cash, cash equivalents and short-term investments as of September 30, 1997, than it has historically maintained. These balances are available for investment in current operations, debt reduction or acquisitions. Future working capital needs, discretionary capital expenditures, environmentally mandated spending and acquisitions may require additional debt or equity capital.

                        QUARTERLY FINANCIAL INFORMATION

                                  (UNAUDITED)

  The following quarterly financial information has been prepared from the financial records of the Company without audit, and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of the results of operations for the interim periods presented.

                                          FIRST     SECOND    THIRD     FOURTH
                                         QUARTER   QUARTER   QUARTER   QUARTER
                                         --------  --------  --------  --------
                                                    (IN MILLIONS)
   1997
     Net sales.......................... $  999.0  $1,173.7  $1,123.6
     Gross profit.......................    105.4     192.7     206.9
     Operating income (loss)............    (29.3)     59.0      64.6
     Net earnings (loss)................    (37.4)     42.6      51.2
   1996
     Net sales.......................... $1,140.2  $1,334.7  $1,249.5  $1,348.3
     Gross profit.......................    115.0     134.8     128.3     134.6
     Operating income (loss)............    (12.1)      9.0      (4.3)     (6.3)
     Net earnings (loss)................    (13.6)     (1.0)     (9.3)    (14.6)
   1995
     Net sales.......................... $  827.3  $1,337.8  $1,211.8  $1,109.2
     Gross profit.......................     67.7     132.6     148.8     118.7
     Operating income (loss)............    (26.5)      9.7      22.4      (6.9)
     Net earnings (loss)................    (21.9)      0.0       7.8     (11.4)

                                   BUSINESS

COMPANY OVERVIEW

  The Company is the sixth-largest independent refiner and marketer of petroleum products in the United States, with one Texas refinery and two Illinois refineries representing over 350,000 bpd of rated crude oil throughput capacity. The Company is also currently the seventh-largest direct operator of gasoline and convenience stores in the U.S., with over 800 retail outlets in 10 Midwestern states. The Company's retail network has conducted operations under the Clark brand name for 65 years. The Company also markets gasoline, diesel fuel and other petroleum products on a wholesale branded and unbranded basis.

  The Company is a Delaware corporation, with its principal executive offices located at 8182 Maryland Avenue, St. Louis, Missouri 63105, telephone number
(314) 854-9696.

COMPANY HISTORY

  All of the outstanding common stock of the Company is owned by Clark USA. Clark USA was formed in November 1988 by TrizecHahn and AOC Limited Partnership ("AOC L.P.") to hold all of the capital stock of the Company and certain other assets. Pursuant to a stockholder agreement (the "Stockholder Agreement") among AOC L.P., TrizecHahn, Clark USA and the Company, TrizecHahn purchased 60% of the equity capital of Clark USA and AOC L.P. purchased the remaining 40% interest. The Company's primary business assets were acquired on November 22, 1988 out of bankruptcy proceedings. The assets acquired consisted of (i) substantially all of the assets of Apex Oil Company, Inc., a Wisconsin corporation (formerly OC Oil & Refining Corporation and prior thereto Clark Oil & Refining Corporation, a Wisconsin corporation) and its subsidiaries ("Old Clark") and (ii) certain other assets and liabilities of the Novelly/Goldstein Partnership (formerly Apex Oil Company), a Missouri general partnership ("Apex"), the indirect owner of Old Clark and an affiliate of AOC L.P.

  On December 30, 1992, TrizecHahn and Clark USA entered into a Stock Purchase and Redemption Agreement (the "AOC Stock Purchase Agreement") with AOC L.P. to purchase and redeem all of the shares and options to purchase shares of Clark USA owned by AOC L.P., resulting in TrizecHahn owning 100% of the outstanding equity of Clark USA at that time.

  On February 27, 1995, Clark USA sold $135 million of common stock to a wholly owned subsidiary of TrizecHahn. The TrizecHahn subsidiary immediately resold $120 million of such stock to Tiger, representing an equity ownership interest of 40% of Clark USA at that time. As a result of these sales of common stock, the Company received an equity contribution of $150 million from Clark USA and used these proceeds along with existing cash to acquire from Chevron the Port Arthur Refinery for approximately $70 million, plus approximately $122 million for inventory and spare parts, and the assumption of certain liabilities estimated at $19.4 million. The Company is also obligated under certain circumstances to pay to Chevron contingent payments (the "Chevron Contingent Payments") pursuant to a formula based on refining industry margin indicators and the volume of crude oil processed at the Port Arthur refinery over a five-year period. The maximum total amount of the Chevron Contingent Payments is $125 million. The Port Arthur refinery increased the Company's crude oil throughput capacity by over 140% and expanded its market to the Gulf Coast of the U.S.

  In December 1995, an affiliate of Oxy acquired approximately 19% of the equity in Clark USA in exchange for the delivery of certain amounts of crude oil over a six-year period ending in 2001. Clark USA contributed the Oxy advance crude oil purchase receivable to the Company in October 1996 and the Company sold the receivable for net cash proceeds of $235.4 million. Also, in December 1995 subsidiaries of Gulf acquired approximately 4% of the equity in Clark USA in exchange for their agreement to deliver certain amounts of royalty oil over a six-year period ending in 2001. See "Business--The Advance Crude Oil Purchase Receivable Transactions."

  On October 1, 1997, Clark USA and its stockholders completed an equity recapitalization whereby all previously issued shares of Class A Common Stock of Clark USA held by the Tiger Funds of Tiger (then representing approximately 31% of the total voting power of all classes of Clark USA stock) were reclassified into Class E Common Stock. TrizecHahn then purchased all of the Class E Common Stock for $7.00 per share in cash, resulting in a total purchase price of $63.0 million. All of such shares of Class E Common Stock were subsequently reclassified into 63,000 shares of Exchangeable Preferred Stock of Clark USA and sold to institutional investors.

  In addition, the shares of common stock of Clark USA owned by Oxy were exchanged for an equal number of shares of Class F Common Stock having voting rights limited as a class to the lesser of (a) the aggregate voting power of such shares on a one-vote-per-share basis and (b) 19.9% of the total voting power of all classes of Clark USA's voting stock. The Class F Common Stock is convertible at any time to Common Stock of Clark USA, on a one-for-one basis, at the option of any holder other than Oxy and its affiliates. Clark USA also issued to Oxy an additional 545,455 shares of Class F Common Stock in full satisfaction of Clark USA's obligation to issue shares under its then existing Stockholders' Agreement with Oxy.

  On November 3, 1997, Blackstone acquired the 13,500,000 shares of Common Stock of Clark USA previously held by TrizecHahn and certain of its subsidiaries, as a result of which Blackstone obtained a 65% equity interest (73.3% voting interest) in Clark USA.

BUSINESS STRATEGY

  The Company's business strategy focuses on improving productivity, optimizing capital investments, promoting an entrepreneurial culture and growing both its refining and marketing operations to strengthen the Company's business and financial profile. This strategy is designed to address the commodity-based nature of the oil refining and marketing industry in which the Company operates.

  . Improving Productivity. The Company continues to implement relatively low-cost projects in its refining and marketing operations designed to increase production, sales volumes and production yields and to improve sales mix while reducing input costs and operating expenses. Improvements at the Port Arthur refinery, increased yields and crude oil throughput capability at its Illinois refineries and improved monthly fuel volumes, convenience product sales and margins in the retail division are examples of these types of initiatives.

  . Optimizing Capital Investment. The Company seeks to optimize capital investments by linking discretionary capital spending to internally generated cash flow, focusing its efforts first on those productivity initiatives that require no capital investment and then those which have relatively short payback periods. As an example, in response to weak 1995 and 1996 industry refining market conditions, discretionary capital expenditures were scaled back significantly from historical levels. Due to improved results and a more robust refining industry environment, the Company is now implementing several high-payback discretionary capital projects.

  . Promoting Entrepreneurial Culture. The Company emphasizes an entrepreneurial management approach which uses employee incentives to enhance financial performance and safety. All of the Company's employees participate in its performance management, profit sharing or other incentive plans. In addition, the Company has adopted a stock incentive plan for certain key employees. Blackstone intends to put in place a management incentive program designed to increase management's ownership of Clark USA stock through direct purchases and options tied to the financial performance of the Company.

  . Growing Through Opportunistic Acquisitions. The Company intends to continue to expand its refining and marketing operations through opportunistic acquisitions which can benefit from its business strategy, create critical mass, increase market share or access new markets. Since 1994, the Company more than doubled its refining capacity by acquiring the Port Arthur Refinery and strengthened its Northern Illinois and Southern Michigan presence by adding 122 retail stores in these core markets. Blackstone is committed to this strategy.

  . Strengthening the Balance Sheet. The Company and Clark USA will continue to seek to improve their capital structure. The financing of the Port Arthur refinery acquisition principally with equity contributed by Clark USA and the partial financing of the advance crude oil purchase receivable lowered the Company's leverage in 1995 and 1996. The Company's subsequent monetization of the advanced crude oil purchase receivable significantly improved the Company's liquidity. As of September 30, 1997, the Company had total cash balances of $286 million. The Equity Recapitalization and the Debt Refinancing and Repayment are designed to strengthen the balance sheet of Clark USA and its subsidiaries by extending debt maturities, increasing prepayment flexibility and lowering the overall borrowing cost.

REFINING

 Overview

  The refining division currently operates one refinery in Texas and two refineries in Illinois with a combined crude oil throughput capacity of approximately 350,000 bpd. The Company also owns 16 product terminals located in its Midwest and Gulf Coast market areas, a crude oil and LPG terminal associated with the Port Arthur refinery and crude oil and product pipeline interests. The Company's refining crude oil throughput capacity ranks it as one of the six largest independent refining and marketing companies in the U.S.

 Strategy

  Since the refining division operates in a commodity-based market environment in which market prices for crude oil and refined products fluctuate significantly, the refining division's business strategy focuses on those areas it can control. The refining industry is capital intensive and has not provided adequate returns in recent years. The Company believes this environment provides the opportunity to implement a contrarian approach. The refining division's strategy is consistent with the Company's overall business strategy and includes the following key elements:

  . Improving Productivity. The refining division focuses on initiatives requiring little or no capital investment that increase production, improve product yields and recoveries or reduce operating costs. Comprehensive plant-level programs focus on comparisons to industry benchmark studies as a tool to develop strategies that improve plant reliability.

  . Optimizing Capital Investments. Refining capital expenditures are linked to cash flow generated from operations. The Company emphasizes an entrepreneurial approach to discretionary expenditures, and to perceived mandatory expenditures, such as those required to comply with reformulated and low-sulfur fuels regulations. The Company may seek to comply with regulations through the use of alternative markets for existing products if adequate returns on investment are not assured. Most discretionary capital expenditures in the past three years have had payback periods of less than four years.

  . Promoting Entrepreneurial Culture. Refining division employees are involved in a team-based approach aimed at improving operations. All employees participate in some form of gain-sharing program. The Company believes this philosophy has significantly contributed to past productivity gains.

  . Growth. As part of its growth strategy, the refining division seeks attractive assets that may be acquired at favorable valuations. The Port Arthur Refinery acquisition is an example of this type of strategy. The Company believes current industry conditions may offer similar opportunities in the future.

 Port Arthur Refinery

  The Port Arthur refinery is located in Port Arthur, Texas and is situated on an approximately 4,000 acre site. The refinery has a rated crude oil throughput capacity of approximately 212,000 bpd and the ability to process 100% sour crude oil, including up to 20% heavy crude oil, and has coking capabilities. Heavy sour crude oil has historically been available at substantially lower cost when compared to light sweet crude oil such as WTI. The Port Arthur refinery has the ability to produce jet fuel, 100% low-sulfur diesel fuel, 55% summer RFG and 75% winter RFG. The refinery's Texas Gulf Coast location provides access to numerous cost effective domestic and international crude oil sources, and its products can be sold in the Midcontinent and Eastern U.S. as well as in export markets.

  Since acquiring the Port Arthur Refinery in early 1995, the Company has increased crude oil throughput capability from approximately 178,000 bpd to its current 212,000 bpd and has lowered operating expenses by approximately 50c per barrel. From the date of the acquisition through September 30, 1997, the Port Arthur Refinery has generated EBITDA of approximately $171.0 million.

  The Company has engaged in discussions with numerous parties concerning possible investments at the Port Arthur refinery. No agreement has been reached with any other party concerning the form, structure, scope, size, financing, timing or other aspects of any of such possible investments or capital improvements. There can be no assurances that any such investments or capital improvements will or will not be made.

  The feedstocks and production of the Port Arthur refinery for the ten months it was owned in 1995 and for the full year 1996 and the nine months ended September 30, 1996 and 1997 were as follows:

                PORT ARTHUR REFINERY FEEDSTOCKS AND PRODUCTION

                          TEN MONTHS                     NINE MONTHS ENDED
                            ENDED       YEAR ENDED         SEPTEMBER 30,
                         DECEMBER 31,  DECEMBER 31,  --------------------------
                             1995          1996          1996        1997(A)
                         ------------  ------------  ------------  ------------
                          BBLS    %     BBLS    %     BBLS    %     BBLS    %
                         ------ -----  ------ -----  ------ -----  ------ -----
                                       (BARRELS IN THOUSANDS)
FEEDSTOCKS
 Light Sweet Crude Oil.. 22,268  35.0% 11,018  14.5% 12,272  21.3%  7,374  13.0%
 Light Sour Crude Oil... 31,518  49.5  36,855  48.3  27,503  47.7  23,895  42.0
 Heavy Sweet Crude Oil..    --    --   23,920  31.4  14,934  25.9   4,993   8.8
 Heavy Sour Crude Oil...  7,488  11.8   1,327   1.7     537   0.9  18,677  32.8
 Unfinished &
  Blendstocks...........  2,349   3.7   3,128   4.1   2,387   4.1   1,919   3.4
                         ------ -----  ------ -----  ------ -----  ------ -----
 Total.................. 63,623 100.0% 76,248 100.0% 57,633 100.0% 56,858 100.0%
                         ====== =====  ====== =====  ====== =====  ====== =====
PRODUCTION
 Gasoline
 Unleaded............... 13,966  21.8  20,840  27.0  16,174  27.8  13,531  23.8
 Premium Unleaded....... 13,030  20.4  12,258  15.9   9,240  15.9   8,558  15.0
                         ------ -----  ------ -----  ------ -----  ------ -----
                         26,996  42.2  33,098  42.9  25,414  43.7  22,089  38.8
 Other Products
 Low-Sulfur Diesel
  Fuel.................. 14,739  23.1  17,443  22.6  12,729  21.9  14,721  25.9
 Jet Fuel...............  9,047  14.1  11,166  14.5   8,488  14.6   6,611  11.6
 Petrochemical
  Products..............  5,382   8.4   6,751   8.7   4,591   7.9   6,782  11.9
 Others.................  7,794  12.2   8,703  11.3   6,869  11.8   6,717  11.8
                         ------ -----  ------ -----  ------ -----  ------ -----
                         36,962  57.8  44,063  57.1  32,677  56.3  34,831  61.2
                         ------ -----  ------ -----  ------ -----  ------ -----
 Total.................. 63,958 100.0% 77,162 100.0% 58,091 100.0% 56,920 100.0%
                         ====== =====  ====== =====  ====== =====  ====== =====
 Output/Day.............  207.7         210.8         212.0         208.5

--------
(a) Feedstocks and production in 1997 reflect maintenance turnaround downtime of approximately one month on selected units.

 Illinois Refineries

  The Company's Illinois refineries, Blue Island (near Chicago, Illinois) and Hartford (near St. Louis, Missouri), are supplied by common carrier crude oil pipelines and are located on inland waterways with barge access. The refineries have access to multiple sources of foreign and domestic crude oil and benefit from crude oil input flexibility. Recent pipeline expansions, including the new capacity of the Express Pipeline and expanded capacity on the Interprovincial Pipeline, have served to increase the availability of lower-cost crude oil to the Company's Illinois refineries. The two refineries are connected by product pipelines, increasing flexibility relative to stand-alone operations. The Company's product terminals allow efficient distribution of refinery production through pipeline systems. The Company believes that the Midwest location of these refineries provides relatively high refining margins and less volatility than comparable operations located in other regions of the U.S. on a historical basis principally because demand for refined products has exceeded production in the region. This excess demand has historically been satisfied by imports from other regions, providing Midwest refineries with a transportation advantage.

 Blue Island Refinery

  The Blue Island refinery is located in Blue Island, Illinois, approximately 17 miles south of Chicago. The refinery is situated on a 170-acre site, bounded by the town of Blue Island and the Calumet-Sag Canal. The facility was initially constructed in 1945 and, through a series of improvements and expansions, has reached a crude oil capacity of 75,000 bpd, although actual average monthly throughput rates are sustained at levels in excess of rated capacity during certain times of the year. Blue Island has among the highest capabilities to produce gasoline relative to the other refineries in its market area and through productivity initiatives has achieved the flexibility to produce up to 60% RFG and some low-sulfur diesel fuel when market prices warrant and based on the clean fuels attainment of Clark's total refining system. During most of the year, gasoline is the most profitable refinery product.

  Since 1992, the Company has increased the crude oil throughput capability at the Blue Island refinery by approximately 10,000 bpd, introduced light sour crude oil as a lower-cost feedstock, improved the FCC unit operation and introduced the capability to produce RFG.

  The feedstocks and production of the Blue Island refinery for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997 were as follows:

                BLUE ISLAND REFINERY FEEDSTOCKS AND PRODUCTION

                                                                        NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                          ----------------------------------------  --------------------------
                              1994         1995(A)       1996(A)        1996          1997
                          ------------  ------------  ------------  ------------  ------------
                           BBLS    %     BBLS    %     BBLS    %     BBLS    %     BBLS    %
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                                               (BARRELS IN THOUSANDS)
FEEDSTOCKS
 Light Sweet Crude Oil..  20,780  71.3% 18,975  74.0% 21,203  84.2% 16,583  82.9% 15,163  75.2%
 Light Sour Crude Oil...   7,120  24.5   6,318  24.6   3,860  15.3   3,045  15.2   4,649  23.1
 Unfinished &
  Blendstocks...........   1,233   4.2     347   1.4     132   0.5     379   1.9     341   1.7
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
 Total..................  29,133 100.0% 25,640 100.0% 25,195 100.0% 20,007 100.0% 20,153 100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ====== =====
PRODUCTION
 Gasoline
 Unleaded...............  12,571  43.7  12,737  50.1  12,497  50.9  10,107  51.1  10,572  52.4
 Premium Unleaded.......   5,558  19.3   3,540  13.9   2,922  11.6   2,461  12.4   2,322  11.5
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                          18,129  63.0  16,277  64.0  15,419  62.5  12,568  63.5  12,894  63.9
 Other Products
 Diesel Fuel............   6,376  22.1   5,133  20.2   5,690  22.5   4,175  21.1   4,151  20.6
 Others.................   4,293  14.9   4,016  15.8   3,755  15.0   3,047  15.4   3,114  15.5
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                          10,669  37.0   9,149  36.0   9,445  37.5   7,222  36.5   7,265  36.1
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
 Total..................  28,798 100.0% 25,426 100.0% 24,864 100.0% 19,790 100.0% 20,159 100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ====== =====
 Output/Day.............    78.9          69.7          68.0          72.2          73.8

--------
(a) Output during 1995 and 1996 was reduced by significant planned and unplanned downtime.

 Hartford Refinery

  The Hartford refinery is located in Hartford, Illinois, approximately 17 miles northeast of St. Louis. The refinery is situated on a 400-acre site. The facility was initially constructed in 1941 and, through a series of improvements and expansions, has reached a crude oil refining capacity of approximately 65,000 bpd. The Hartford refinery includes a coker unit and, consequently, has the ability to process a variety of crude oil including lower cost, heavy sour crude oil into higher-value products such as gasoline and diesel fuel. The Hartford refinery has the capability to process approximately 50% heavy sour crude oil and 25% medium sour crude oil. This upgrading capability allows the refinery to benefit from higher margins if heavy sour crude oil is at a significant discount to light sweet crude oil.

  Since 1992, the Company has increased the crude oil throughput capability at the Hartford refinery by approximately 10,000 bpd, improved overall liquid recovery by approximately 3%, improved FCC unit yields by approximately 3%, increased higher-valued crude unit yields by approximately 2,000 bpd and dramatically reduced combined "recordable" and "days away from work" rates from 27 in 1990 to 4 in 1996.

  The feedstocks and production of the Hartford refinery for the years ended December 31, 1994, 1995 and 1996 and nine months ended September 30, 1996 and 1997 were as follows:

                  HARTFORD REFINERY FEEDSTOCKS AND PRODUCTION

                                                                        NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                          ----------------------------------------  --------------------------
                            1994(A)         1995          1996          1996          1997
                          ------------  ------------  ------------  ------------  ------------
                           BBLS    %     BBLS    %     BBLS    %     BBLS    %     BBLS    %
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                                               (BARRELS IN THOUSANDS)
FEEDSTOCKS
 Light Sweet Crude Oil..   6,037  26.2%  5,008  20.8%  3,725  15.5%  3,588  20.6%  1,991  10.7%
 Light Sour Crude Oil...   7,696  33.4  13,520  56.0  19,588  81.4  13,793  79.1  11,035  59.6
 Heavy Sweet Crude Oil..     --    --      --    --      --    --      --    --      498   2.7
 Heavy Sour Crude Oil...   8,800  38.2   4,960  20.6     179   0.7       7   0.0   3,666  19.8
 Unfinished &
  Blendstocks...........     506   2.2     637   2.6     567   2.4      50   0.3   1,341   7.2
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
 Total..................  23,039 100.0% 24,125 100.0% 24,059 100.0% 17,438 100.0% 18,531 100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ====== =====
PRODUCTION
 Gasoline
 Unleaded...............   9,777  43.6  11,497  47.2  10,882  44.9   7,714  44.0   9,014  48.8
 Premium Unleaded.......   1,732   7.7   1,723   7.1   1,728   7.1   1,327   7.6     782   4.2
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                          11,509  51.3  13,220  54.3  12,610  52.0   9,041  51.6   9,796  53.0
 Other Products
 High-Sulfur Diesel
  Fuel..................   7,801  34.8   8,090  33.2   8,950  36.9   6,513  37.1   5,773  31.3
 Others.................   3,106  13.9   3,060  12.5   2,703  11.1   1,981  11.3   2,891  15.7
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                          10,907  48.7  11,150  45.7  11,653  48.0   8,494  48.4   8,664  47.0
                          ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
 Total..................  22,416 100.0% 24,370 100.0% 24,263 100.0% 17,535 100.0% 18,460 100.0%
                          ====== =====  ====== =====  ====== =====  ====== =====  ====== =====
 Output/Day.............    61.4          66.8          66.2          64.0          67.6

--------
(a) The 1994 results reflect maintenance turnaround downtime of approximately one month on selected units.

 Terminals and Pipelines

  Refined products are distributed primarily through the Company's terminals, company-owned and common carrier product pipelines and by leased barges over the Mississippi, Illinois and Ohio rivers. The Company owns 14 product terminals with a combined capacity of approximately 3.8 million barrels throughout its upper Midwest market area. In addition to cost efficiencies in supplying its retail network, the terminal distribution system allows efficient distribution of refinery production. The Company also owns a crude oil and refined product terminal, a refined products terminal and an LPG terminal with a combined capacity of approximately 7.1 million barrels associated with the Port Arthur refinery in Texas.

  The Company enters into refined product exchange agreements with unaffiliated companies to broaden its geographical distribution capabilities, and products are also received through exchange terminals and distribution points throughout the Central U.S.

  The Company's pipeline interests, as of September 30, 1997, were as follows:

    PIPELINE                TYPE          INTEREST            ROUTE
    --------                ----          --------            -----
Southcap           Crude oil                36.0%  St. James, LA to Patoka, IL
Chicap             Crude oil                22.7   Patoka, IL to Mokena, IL
Clark Port Arthur  Crude oil and products  100.0   Port Arthur and Beaumont, TX
Wolverine          Products                  9.5   Chicago, IL to Toledo, OH
West Shore         Products                 11.1   Chicago, IL to Green Bay, WI

  These pipelines operate as common carriers pursuant to published pipeline tariffs, which also apply to use by the Company. The Company also owns a proprietary refined products pipeline from the Blue Island refinery to its terminal in Hammond, Indiana, and from the Port Arthur refinery to its LPG terminal in Fannett, Texas. The Company has engaged an investment bank to assist it in exploring the possibility of selling its interests in the Southcap, Chicap, Wolverine and West Shore pipelines.

 Supply and Distribution

  The Company's integrated refining and marketing assets are strategically located in the central U.S. in close proximity to a variety of supply and distribution channels. As a result, the Company has the flexibility to acquire economic domestic or foreign crude oil and has the ability to distribute its products to its own system and to most domestic wholesale markets.

  The Port Arthur refinery's Texas Gulf Coast location provides access to numerous cost-effective domestic and international crude oil sources which can be accessed by waterborne delivery or through the West Texas Gulf pipeline. The Company's Illinois refineries are located on major inland water transportation routes and are connected to various local, interstate and Canadian common carrier pipelines. The Company has a minority interest in several of these pipelines. The Blue Island refinery can receive Canadian crude oil through the Lakehead Pipeline from Canada, foreign and domestic crude oil through the Capline Pipeline system originating in the Louisiana Gulf Coast region, and domestic crude oil originating in West Texas, Oklahoma and the Rocky Mountains through the Arco Pipeline system. The Hartford refinery has access to foreign and domestic crude oil supplies through the Capline/Capwood Pipeline systems and access to Canadian crude oil through the Express Pipeline and the Mobil/IPL pipeline system. Both refineries are situated on major water transportation routes which provide flexibility to receive crude oil or intermediate feedstocks by barge when economical.

  The Company has several crude oil supply contracts that total approximately 100,000 bpd with several third-party suppliers including, P.M.I. Comercio Internacional, S.A. de C.V., an affiliate of Petroleos Mexicanos, S.A. de C.V.; Lagoven, an affiliate of Petroleos de Venezuela; and Gulf Canada. These contracts are generally cancelable upon one to three months' notice by either party, but are intended to remain in place for the foreseeable future. The remainder of the Company's crude oil supply requirements are acquired on the spot market from third-party foreign and domestic sources.

  In addition to gasoline, the Company's refineries produce other types of refined products. No. 2 diesel fuel is used mainly as a fuel for diesel burning engines. No. 2 diesel fuel production is moved via pipeline or barge to the Company's 16 product terminals and is sold over the Company's terminal truck racks or through refinery pipeline or barge movement. The Port Arthur refinery produces jet fuel which is generally sold through pipelines. Other production includes residual oils (slurry oil and vacuum tower bottoms) which are used mainly for heavy industrial fuel (e.g., power generation) and in the manufacturing of roofing flux or for asphalt used in highway paving. The Company has agreements to sell to Chevron 24,000 bpd of gasoline and 1,000 bpd of low-sulfur diesel from the Port Arthur refinery through February 28, 1999. This contract is cancelable upon 90 days' notice by either party. The Company supplies gasoline and diesel fuel to its retail system first, then distributes products to its wholesale operations based on the highest average market returns before being sold into the spot market.

  The Company also has an agreement to exchange certain refined products and chemicals with Chevron Chemical Company, which exchanged amounts averaged approximately 25,000 bpd during 1995 and 1996. This contract is cancelable upon 18 months' notice by either party or by mutual agreement.

  The Port Arthur refinery's products can be sold in the Midcontinent and Eastern U.S. as well as export markets. These markets can be accessed through the Explorer, Texas Eastern and Colonial pipelines or by ship or barge. The Company's Illinois refineries can distribute their products through various common carrier and proprietary pipelines which connect the 14 Midwest product terminals or by barge.

 Inventory Management

  The Company employs several strategies to minimize the impact on profitability due to the volatility in feedstock costs and refined product prices. These strategies generally involve the purchase and sale of exchange-traded, energy-related futures and options with a duration of six months or less. In addition, the Company to a lesser extent uses energy swap agreements similar to those traded on the exchanges, such as crack spreads and crude oil options, to better match the specific price movements in the Company's markets as opposed to the delivery point of the exchange-traded contract. These strategies are designed to minimize, on a short-term basis, the Company's exposure to the risk of fluctuations in crude oil prices and refined product margins. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. Such purchases and sales are closely managed and subject to internally established risk standards. The results of these hedging activities affect refining costs of sales and inventory costs. The Company does not engage in speculative futures or derivative transactions.

  The Company manages its total inventory position in a manner consistent with a risk management policy which states that a normal operating inventory level (base load) will not be offset using risk management techniques, while material builds or draws from this normal level may be offset by appropriate risk management strategies to protect against an adverse impact due to unfavorable price moves. The Company's retail network also reduces overall risk by providing ratable market sales which represent approximately 40% of the refineries' gasoline production. In addition, the retail network benefits from a reliable and cost-effective source of supply.

  Due to the Port Arthur refinery's Gulf Coast location, the Company has the opportunity to limit its exposure to price fluctuations on crude oil and finished product production through the use of U.S. Gulf Coast-based energy derivatives, such as forward futures and option contracts relating to Gulf Coast crack spreads. There exists a market for Gulf Coast refinery crack spreads based on published spot market product prices and exchange-traded crude oil. Since the Company sells the majority of the Port Arthur refinery's production into the Gulf Coast spot market, the Company believes that forward future and option contracts related to crack spreads may be used effectively to hedge refining margins. While the Company's hedging program is intended to provide a more predictable profit margin on a portion of the Port Arthur refinery production, the use of such a program could limit the Company's ability to participate in an improvement in Gulf Coast crack spreads.

 Clean Air Act/Reformulated Fuels

  Under the Clean Air Act, the EPA promulgated regulations mandating low-sulfur diesel fuel for all on-road consumers, and RFG for ozone non-attainment areas, including Chicago, Milwaukee and Houston in the Company's direct market area.

  The Clean Air Act requires the EPA to review national ambient air quality standards for certain pollutants every five years. In July 1997, after such a review, the EPA adopted more stringent national standards for ground level ozone (smog) and particulate matter (soot). These standards, when implemented, are likely to increase significantly the number of nonattainment areas and thus require additional pollution controls, more extensive use of RFG, and possibly new diesel fuel standards. Efforts are being made to influence the legislative branch to repeal the new standards under the Congressional Review Act. A lawsuit filed by the U.S. Chamber of Commerce, the American Trucking Association and the National Coalition of Petroleum Retailers is challenging the implementation of these standards. As a result, it is too early to determine what impact this rule could have on the Company.

  Expenditures required to comply with reformulated fuels regulations are primarily discretionary, subject to market conditions and economic justification. The reformulated fuels programs impose restrictions on properties of fuels to be refined and marketed, including those pertaining to gasoline volatility, oxygenated content, detergent addition and sulfur content. The regulations regarding these fuel properties vary in markets in which the Company operates, based on attainment of air quality standards and the time of the year. The Company's Port Arthur, Blue Island and Hartford refineries have the capability to produce up to approximately 60%, 60%, and 25%, respectively, of their gasoline production in RFG. Each refinery's maximum RFG production may be limited based on the clean fuels attainment of Clark's total refining system. The Port Arthur refinery has the capability to produce 100% low-sulfur diesel fuel.

 Market Environment

  The Company's feedstocks and refined products are principally commodities and, as such, are significantly affected by a variety of factors beyond its control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, political affairs, crude oil production levels, the rate of industry investments, the availability of imports, the marketing of competitive fuels and the extent of government regulations.

  The Company believes that it is well positioned to benefit from potential long-term improvements in refining industry profitability. The Company believes refining industry improvement may result from (i) increased demand for gasoline and distillate fuel, (ii) domestic refinery crude oil distillation utilization rates nearing maximum sustainable rates, (iii) reduced growth in conversion capacity, and (iv) increased availability of lower cost heavy sour crude oil. Conversion refers to the ability to extract more higher valued products, such as gasoline and distillate fuel, out of the same barrel of crude oil.

  The Company believes industry improvement has occurred since 1995 and particularly in 1997 as indicated by the Company's record second and third quarter EBITDA and improvement in certain key industry market indicators listed in the table below:

                                                                      FOR THE
                                                                    NINE MONTHS
                                                                       ENDED
                                                 FOR THE YEAR        SEPTEMBER
                                              ENDED DECEMBER 31,        30,
                                            ----------------------- -----------
                                                  (IN DOLLARS PER BARREL)
                                            1993  1994  1995  1996  1996  1997
                                            ----- ----- ----- ----- ----- -----
Gulf Coast 3/2/1........................... $2.85 $2.61 $2.38 $2.65 $2.64 $3.53
Chicago 3/2/1..............................  3.40  3.86  3.14  4.02  4.18  4.53
Heavy sour crude oil discount..............  6.40  4.75  4.03  4.78  4.75  5.63
Light sour crude oil discount..............  1.60  0.95  1.02  1.24  1.06  1.71

--------
Source: Platt's

  According to the U.S. Department of Energy, Energy Information Administration ("EIA"), U.S. demand for gasoline and distillate fuel grew from
9.4 million bpd in 1980 to 11.3 million bpd in 1996, averaging growth of 1.3% per year during this period. The Company believes this growth in U.S. demand for gasoline and distillate fuel is principally due to increased economic activity in the U.S. This growth reflects the expansion of the U.S. vehicle fleet miles driven, increased seat-miles flown on U.S. airlines and reduced improvement in vehicle miles per gallon due to consumer preference for light trucks and sport-utility vehicles as indicated by statistics from the U.S. Department of Transportation. The Company believes U.S. gasoline and distillate fuel demand will continue to track U.S. economic activity.

  Since 1980, U.S. crude oil distillation capacity decreased from 18.1 million bpd to 15.3 million bpd in 1996, according to the Oil & Gas Journal, as 132 refineries closed between 1980 and 1996. However, during this period, conversion capacity increased to meet the growing demand for transportation fuels. From the early 1990s until 1996, growth in conversion capacity exceeded demand growth. According to the Oil and Gas Journal and the American Petroleum Institute, since the early 1990s, industry capital spending, especially non-environmental capital spending, much of which was for increased conversion capacity, has decreased as indicated in the table below. The Company believes this decrease is due to reduced industry profitability caused by overcapacity. The Company believes "excess" conversion capacity may have reached equilibrium with demand in 1996.

                                             1990 1991 1992 1993 1994 1995 1996
                                             ---- ---- ---- ---- ---- ---- ----
                                                       (IN BILLIONS)
Total capital expenditures.................. $4.4 $6.1 $6.1 $5.4 $5.1 $4.9 $3.9
Environmental capital expenditures..........  1.3  1.8  3.3  3.2  3.1  2.2  N/A

  According to the EIA, U.S. crude oil distillation utilization rates have steadily increased from approximately 75% in 1980 to approximately 93% in 1996. The Company believes U.S. crude oil distillation utilization rates may be approaching long-term sustainable maximums due to the requirement for routine maintenance and the likelihood of unplanned downtime.

  The Company believes that, due to the crude oil processing capabilities of its refineries, it may benefit from increased availability of heavy sour crude oil. Crude oil pipeline expansions into the U.S. Midwest in 1996 and 1997 have increased the availability of Canadian heavy sour crude oil and thereby improved competition for crude oil sales to Midwest refiners. Additionally, industry studies indicate improved availability of heavy and light sour crude oil over the next several years due to increased crude oil supply from several Western Hemisphere sources, primarily Canada and Latin America.

MARKETING

  The Company markets gasoline and convenience products in ten Midwestern states through a retail network of Company-operated stores and also markets refined petroleum products through a wholesale program to distributors, chain retailers and industrial consumers. Clark's retail presence is focused in the Great Lakes region of the U.S. where Company-operated stores (813 as of September 30, 1997) market value-oriented gasoline products, cigarettes and a unique mix of On The Go(R) convenience products. The Company's wholesale operation markets petroleum products in both the Midwest and Gulf Coast regions of the U.S. In 1996, the Company sold approximately 1.0 billion gallons of fuel and over $250 million of convenience products through approximately 200 million retail transactions and sold an additional 1.1 billion gallons of fuel to wholesale customers ranging from Clark-branded retailers to major transportation and commercial companies.

 Retail Division

  The Company's retail strategy is based on two primary objectives, optimization and growth, and is intended to accomplish four strategic goals:
(i) optimize core market stores, (ii) realize value from nonstrategic stores,
(iii) grow earnings through acquisitions and new initiatives designed to leverage existing expertise, product knowledge and market/brand strength, and
(iv) control operating and general and administrative expenses.

  . Optimization. The retail division operating strategy centers around optimizing the productivity of existing assets by maximizing overall gross margin and controlling expenses. The Company believes that continued improvements in existing processes and initiatives such as gasoline pricing, growth of higher-margin premium gasoline grades and On The Go(R) convenience product lines, and growth of other income/new concept initiatives (such as lottery, money orders, fast food, car washes, etc.), together with the proper management of controllable expenses, are the most effective ways to improve core assets.

  . Growth. In order to support its retail strategic objectives, the Company performs thorough fundamental market analyses. The Company's analytical system evaluates each existing and potential market to identify those that it believes will produce the highest return on investment.

  The retail division's optimization and growth strategy is consistent with the Company's overall business strategy and includes the following key elements:

  . Improving Productivity. The retail division's goal is to achieve significant productivity gains exclusive of external market factors. Examples of key productivity initiatives include increasing gasoline and convenience product sales volumes, improving gasoline pricing and shifting product mixes to higher-margin products.

  . Optimizing Capital Investments. Retail division capital expenditures are linked to retail division earnings, with strict emphasis placed on internally funding capital projects. Capital is primarily budgeted for projects relating to environmental compliance plans and discretionary productivity improvements.

  . Promoting Entrepreneurial Culture. The retail division employs a decentralized, team-oriented culture with training programs and employee incentives designed to deliver premier customer service. The Company's store managers have the flexibility to price gasoline and to select and price convenience products, but also have the responsibility to achieve acceptable results. The Company believes that customer satisfaction is linked to employee satisfaction, and that its incentive systems and feedback processes will contribute to the performance and motivation of its workforce.

  In markets where the Company has a competitive strength on which to build or where opportunities have been identified by preferred market analysis, the Company will consider making opportunistic acquisitions to expand its market share in existing markets as well as larger acquisitions to enter new markets. The Company believes that continued growth through such acquisitions as the 122 stores acquired since 1994 contributes to building the Clark brand in core markets. In markets where the Company has experienced value deterioration in assets and the preferred market analysis has indicated no long-term market potential exists, the Company will consider divesting retail locations if favorable sale opportunities arise or if the Company determines the locations would be more viable by conversion to branded jobber locations. The Company sold 22 stores in early 1997 which were converted to branded jobber locations. The Company is actively considering the sale of approximately 150 additional stores in outlying noncore locations.

 Retail Operations Overview

  The Company's retail system began operations during the 1930s with the opening of Old Clark's first store in Milwaukee, Wisconsin. Old Clark then expanded throughout the Midwest. At its peak in the early 1970s, Old Clark had more than 1800 retail stores and had established a strong market reputation for the sale of high-octane gasoline at discount prices. In subsequent years, Old Clark, in line with the general industry trends, rationalized its operating stores by closing marginal locations. During the 1970s, the majority of Old Clark's stores were dealer-operated. During the years 1973 through 1983, Old Clark assumed operation of most of its stores to ensure more direct control of its marketing and distribution network.

  As of September 30, 1997, the Company had 813 Company-operated retail locations, all of which operated under the Clark brand name. The Company believes a high proportion of Company-operated stores enables it to respond more quickly and uniformly to changing market conditions than many of its competitors, including major oil companies whose focus has generally been operating their stores through dealer or jobber networks. Of these stores, 647 (80%) were located on Company-owned real estate and 166 (20%) were leased locations.

  Over the past several years, the Company has focused on building core markets where it believes it can maintain or develop market share of 7.5% to 15% in order to leverage brand recognition, promotions and other marketing and operating activities. In 1996, the Company's monthly gasoline sales per store averaged 104,500 gallons, which exceeded the 1996 national industry average of 84,500 gallons, while monthly sales per square foot averaged approximately $49.0 for convenience products versus the industry average of approximately $24.0. The Company believes that it is in the first quartile in terms of operating costs in its regions which provides it with an important competitive advantage. Chicago, Central Illinois, Southern Michigan, Cleveland, Milwaukee and Toledo are currently the Company's six highest volume core metropolitan markets, with market shares of 5% to 18%. A current trend toward consolidation in the refining and marketing sector is viewed positively by the Company due to growth opportunities that may develop and the potential beneficial impact that consolidation may have on longer term pricing.

  Over the past few years the Company has also grown its market share in several of its core markets through retail store acquisitions. In October 1994, the Company acquired 25 stores in metropolitan Chicago from State Oil and in April 1995 acquired 35 stores in Central Illinois from Illico Independent Oil Company. In 1996, the Company acquired four additional stores from State Oil and 10 high-volume Chicago locations from Bell Fuels, Inc. The latter acquisition increased the Company's market share in Chicago from approximately 9% to 10%. In January 1997, the Company acquired 48 stores in Southern Michigan from Silcorp, Ltd. This transaction increased the Company's Southern Michigan market share from approximately 5% to 7%.

  Simultaneous with growing the Company's market share in core markets through acquisitions, the Company continues to evaluate its remaining noncore markets for possible divestiture. In the past few years, the Company has divested approximately 100 stores in its Indiana, Kansas, Kentucky, Minnesota, Missouri and Ohio markets. The Company is actively considering the sale of approximately 150 stores in outlying noncore locations.

  The geographic distribution of Company-operated retail stores by state as of September 30, 1997, was as follows:

                  GEOGRAPHICAL DISTRIBUTION OF RETAIL STORES

      Illinois.............................................................  267
      Michigan.............................................................  210
      Ohio.................................................................  144
      Indiana..............................................................   79
      Wisconsin............................................................   70
      Missouri.............................................................   28
      Other States (a).....................................................   15
                                                                             ---
      Total................................................................  813
                                                                             ===

--------
(a) Iowa, Kentucky, Pennsylvania and West Virginia.

  The Company also continues to optimize its retail stores through productivity achieved from improved operations, profit-enhancing capital expenditures and the addition of incremental new concept and other income initiatives. From 1993 to 1996, the Company transformed the image of its retail network by converting it from a 1950s look to a new vibrant color scheme. In 1993, the Company initiated a strategy to increase the sales of On The Go(R) products to reduce the Company's reliance on cigarette sales. This was accomplished by remodeling store interiors and adding soda fountain machines and interior beverage coolers. In an effort to continue to improve gasoline volume, pricing and growth of higher-margin premium gasoline grades and On The Go(R) convenience product lines, the Company continues to upgrade the equipment for core market stores including canopies and multiple product dispensers ("MPDs"). Currently, approximately 90% of stores have canopies and approximately 70% of stores have MPDs. It is believed that MPDs improve volumes and margins by enabling the Company to market a more profitable midgrade gasoline product without the large capital expenditures required for additional underground storage tanks. The installation of canopies enhances gasoline volumes with better lighting and shelter from adverse weather conditions. In 1996, the Company began adding "pay-at-the-pump" credit card technology and as of September 30, 1997, had 66 locations with this service, and will continue to evaluate the addition of similar technology at additional locations, as well as other income initiatives, including car washes and branded fast food.

  As a result of the above initiatives and recent acquisitions, the Company has, from 1992 to 1996, improved monthly fuel volume per store by 16% to 104,500 gallons, increased monthly convenience product sales per store by 33% to $25,500, increased the mix of On The Go(R) convenience products from 32% to 42% of total convenience product sales, and improved monthly convenience product gross margin per store by 47% to $6,600.

  The Company has implemented a number of environmental projects at its retail stores. These projects include the ongoing response to the September 1988 regulations that provided for a 10-year transition period through 1998, and are related to the design, construction, installation, repair and testing of underground storage tanks ("UST") and the requirement of the Clean Air Act to install Stage II vapor recovery systems at certain retail stores. The Company has UST leak detection devices installed at nearly all retail locations. Approximately 71% of current locations meet the December 1998 federal UST compliance standards. In many cases, state funds are available to cover a portion of the cost of complying with the UST standards. The Company estimates that mandatory retail capital expenditures for environmental and regulatory compliance for 1997 and 1998, net of costs recovered from state funds, will be approximately $23.0 million. Costs for complying with future regulations cannot be estimated.

 Market Environment

  The sale of gasoline at the retail level is considered a mature industry as consumption has historically increased at 1% to 2% per year, and industry studies indicate that many markets have reached saturation in terms of the number of retail outlets and fuel dispensing capability. The retail markets in which Clark operates are highly competitive. Many well-capitalized major oil companies and numerous independent marketers have made substantial investments in their retail assets. Historically, this competitive environment has caused retail gasoline margins in the Company's Midwest markets to be among the lowest in the country.

  The Company believes that the increased sale of convenience products and fast food and the expanded offering of other services like car washes and pay-at-the-pump technology will be the primary avenues for individual site growth in the industry. Industry studies also indicate that the retail markets have been characterized by several significant trends including (i) increased rationalization of stores and consolidation of companies, (ii) changing consumer demand to emphasize convenience and value, (iii) the impact of governmental regulations on product offerings and services, and (iv) during 1996 and 1997, unstable gasoline unit margins due to crude oil and related wholesale and retail price volatility.

  . Rationalization/Consolidation. During the past several years, major oil companies have rationalized their retail systems to gain efficiencies. These companies divested nonstrategic locations to focus on areas near strategic supply sources, which has put a higher concentration of market share in fewer geographic regions for many of these companies. In addition, smaller operators have closed marginal and unprofitable locations due to the investment requirements to meet the 1998 UST environmental compliance deadline. More recently, oil companies and convenience store chains have sought to consolidate through mergers, acquisitions and joint ventures. The lack of availability of favorable new locations, the high cost of construction of new facilities and the opportunity to achieve significant cost reduction and brand building synergies make this attractive for many companies.

  . Changing Consumer Demand. Industry studies indicate that consumer buying behavior continues to reflect the effect of increasing demands on consumer time and money. Consumers have generally become time-constrained, value-minded buyers who expect quality goods at reasonable prices.

  . Government Regulations. The gasoline and convenience store industry is subject to significant governmental regulations. The environmental requirements for Stage II vapor recovery and UST upgrades have been partially responsible for the closing of more than 22,000 retail stores or close to 11% of U.S. outlets over the seven-year period of 1991 to 1997. This trend is expected to continue through 1998. It is anticipated that these regulations may also cause many companies with vehicle fleet programs to abandon on-site fueling in favor of retail fueling. Most recently, the Food and Drug Administration has initiated a series of regulations intended to stop the sale of tobacco products to minors. Such regulations, if enacted, may impact the way such tobacco products are marketed throughout the country.

  . Volatile Wholesale Costs. The volatility of crude oil and wholesale costs can materially affect the profitability of retail gasoline operations. Typically, there is a delay between changes in wholesale product costs and changes in retail gasoline prices that prevents operators from maintaining stable gasoline margins. During periods of rapidly rising wholesale costs, margins are usually compressed. Conversely, during periods of falling wholesale costs, margins usually expand.

 Wholesale Division

  The Company's wholesale division strategy is to leverage its strengths in the distribution and marketing of petroleum and On The Go(R) products to create value through commercial relationships with minimal capital investment. The wholesale division strategy is designed to create value by focusing on distinct channels of trade and offering products and services that meet the unique needs of targeted customers. Wholesale marketing can be divided into four primary functions: (i) fuel sales to commercial and transportation end-users, (ii) fuel sales to reseller-distributors, (iii) branded franchise marketing, and (iv) new business franchise marketing.

  The Company currently sells gasoline and diesel fuel on an unbranded basis to approximately 500 distributors and chain retailers. The Company believes these sales offer higher profitability than spot market alternatives. Wholesale sales are also made to the transportation and commercial sectors, including airlines, railroads, barge lines and other industrial end-users. In 1996, the Company continued growth of a new branded jobber program and as of September 30, 1997, had 61 outlets owned and operated by branded jobbers. As part of its new business franchise marketing initiative, the Company partnered with a grocery chain to add four outlets on grocery store parking lots in late 1996 and 1997. The Company believes that a branded distributor program, new business franchise marketing, and further focus on the transportation and commercial sector offer significant opportunities for incremental sales volumes and earnings in the future.

  Fuel sales to all channels of trade focus on maximizing netback realizations (revenue less all distribution and working capital investment costs). The wholesale division continues to refine and integrate netback management tools to identify the most attractive short-term sales opportunities as well as to identify the most profitable markets over the long term. Channels of trade, product, and market-specific strategies are continually refined and optimized through this netback methodology. Efforts focus on improving returns and optimizing the core Midwest system while expanding Gulf Coast marketing activities around the supply of refined products available from the Port Arthur refinery.

COMPETITION

  The refining and marketing segment of the oil industry is highly competitive. Many of the Company's principal competitors are integrated multinational oil companies that are substantially larger and better known than the Company. Because of their diversity, integration of operations, larger capitalization and greater resources, these major oil companies may be better able to withstand volatile market conditions, more effectively compete on the basis of price and more readily obtain crude oil in times of shortages.

  The principal competitive factors affecting the Company's refining division are crude oil and other feedstock costs, refinery efficiency, refinery product mix and product distribution and transportation costs. Certain of the Company's larger competitors have refineries which are larger and, as a result, could have lower per-barrel costs or high margins per barrel of throughput. The Company has no crude oil reserves and is not engaged in exploration and production activities. The Company obtains nearly all of its crude oil requirements on the spot market from unaffiliated sources. The Company believes that it will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

  The principal competitive factors affecting the Company's retail marketing division are locations of stores, product price and quality, appearance and cleanliness of stores, brand identification and market share. Competition from large, integrated oil and gas companies, as well as convenience stores which sell motor fuel, is expected to continue. The principal competitive factors affecting the Company's wholesale marketing business are product price and quality, reliability and availability of supply and location of distribution points.

THE OXY ADVANCE CRUDE OIL PURCHASE RECEIVABLE TRANSACTION

  Pursuant to a merger agreement and a series of related agreements with affiliates of Oxy in December 1995, the Company acquired the right to receive the equivalent of 17.661 million barrels of WTI to be delivered over six years according to a defined schedule. In connection with this transaction, Clark USA issued common stock valued at approximately $120.0 million, or $20 per share (6,000,000 shares), and paid $100.0 million in cash to Oxy. Clark USA contributed the Oxy advance crude oil purchase receivable to the Company in October 1996 and the Company sold the receivable for net cash proceeds of $235.4 million.

ENVIRONMENTAL MATTERS

 Compliance Matters

  Operators of refineries and gasoline stores are subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, including those governing emissions of air pollutants, discharges of wastewater and stormwater, and the handling and disposal of nonhazardous and hazardous waste. Federal, state and local laws and regulations establishing numerous requirements and providing penalties for violations thereof affect nearly all of the operations of the Company. Included among such laws and regulations are the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). Also significantly affecting the Company are the rules and regulations of the Occupational Safety and Health Administration. Many of these laws authorize the imposition of civil and criminal sanctions upon companies that fail to comply with applicable statutory or regulatory requirements. As discussed below, federal and state agencies have filed various enforcement actions alleging that the Company has violated a number of environmental laws and regulations. The Company nevertheless believes that, in all material respects, its existing operations are in compliance with such laws and regulations.

  The Company's operations are large and complex. The numerous environmental regulations to which the Company is subject are complicated, sometimes ambiguous, and often changing. In addition, the Company may not have detected certain violations of environmental laws and regulations because the conditions that constitute such violations may not be apparent. It is therefore possible that certain of the Company's operations are not currently in compliance with state or federal environmental laws and regulations. Accordingly, the Company may be required to make additional expenditures to comply with existing environmental requirements. Such expenditures, along with fines or other penalties for noncompliance with environmental requirements, could have a material adverse effect on the Company's financial condition, results of operations, cash flow or liquidity.

  Regulations issued by the EPA in 1988 with respect to USTs require the Company, over a period of up to ten years, to install, where not already in place, detection devices and corrosion protection on all USTs and piping at its retail gasoline outlets. The regulations also require periodic tightness testing of USTs and piping. Commencing in 1998, operators will be required under these regulations to install continuous monitoring systems for underground tanks. In order to bring its retail stores into compliance with these regulations, the Company estimates that capital expenditures of approximately $23 million, net of costs recovered from state funds, will be required for 1997 and 1998. See "--Marketing" and "--Retail Operations Overview."

  The Company anticipates that, in addition to expenditures necessary to comply with existing environmental requirements, it will incur costs in the future to comply with new regulatory requirements arising from recently enacted statutes (such as the Clean Air Act requirements relating to operating permits and the control of hazardous air pollutants) and possibly with new statutory requirements.

  The Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of the Company and could require substantial additional expenditures by the Company for the installation and operation of pollution control systems and equipment. See "--Legal Proceedings."

 Remediation Matters

  In addition to environmental laws that regulate the Company's ongoing operations, Clark's various operations also are subject to liability for the remediation of contaminated soil and groundwater. Under CERCLA and analogous state laws, certain persons may be liable as a result of the release or threatened release of hazardous substances (including petroleum) into the environment. Such persons include the current owner or operator of property where such releases or threatened releases have occurred, any persons who owned or operated such property during the time that hazardous substances were released at such property, and persons who arranged for the disposal of hazardous substances at such property. Liability under CERCLA is strict. Courts have also determined that liability under CERCLA is, in most cases where the government is the plaintiff, joint and several, meaning that any responsible party could be held liable for all costs necessary for investigating and remediating a release or threatened release of hazardous substances. As a practical matter, liability at most CERCLA (and similar) sites is shared among all the solvent "potentially responsible parties" ("PRPs"). The most relevant factors in determining the probable liability of a party at a CERCLA site usually are the cost of investigation and remediation, the relative amount of hazardous substances contributed by the party to the site and the number of solvent PRPs. While the Company maintains property and casualty insurance in the normal course of its business, such insurance does not typically cover remediation and certain other environmental expenses.

  The release or discharge of petroleum and other hazardous materials can occur at refineries, terminals and retail stores. The Company has identified a variety of potential environmental issues at its refineries, terminals and retail stores. In addition, each refinery has areas on-site which may contain hazardous waste or hazardous substance contamination and which may have to be addressed in the future at substantial cost. Many of the terminals may also require remediation due to the age of tanks and facilities and as a result of current or past activities at the terminal properties including several significant spills and past on-site waste disposal practices.

 Legal and Governmental Proceedings

  As a result of its activities, Clark is the subject of a number of legal and administrative proceedings relating to environmental matters. While it is not possible at this time to estimate the ultimate amount of liability with respect to the environmental matters described below, the Company is of the opinion that the aggregate amount of any such liability will not have a material adverse effect on its financial position. However, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

Hartford Groundwater Contamination. In late 1990, Clark and other area oil companies were contacted by the Illinois Environmental Protection Agency ("IEPA") and the Illinois Attorney General regarding the presence of gasoline contamination in the groundwater beneath the northern portion of the Village of Hartford, Illinois. As a result, Clark installed and is operating a gasoline vapor recovery system in Hartford. No claim has been filed by the state authorities.

Hartford Pollution Control Board Litigation. On June 7, 1995, Clark was served with a complaint entitled People of the State of Illinois v. Clark Refining & Marketing, Inc. PCB No. 95-163. This matter was substantially settled in 1996 for $235,000. One issue concerning the exempt status of Clark's wastewater treatment system is being submitted to an Administrative Law Judge on a stipulation of facts. No estimate of any liability with respect to this remaining element of the complaint can be made at this time.

Hartford FCCU. The EPA has alleged violations of the Clean Air Act, and regulations promulgated thereunder, in the operation and permitting of the Hartford refinery fluid catalytic cracking unit ("FCCU") and alleged modification of the FCCU. On May 19, 1997, the EPA served a Notice of Violation on Clark, alleging that Clark violated the Prevention of Significant Deterioration ("PSD") requirements of the Clean Air Act by modifying the FCCU without obtaining a PSD construction permit and installing the best available control technology. The government has also requested additional information from Clark. Clark submitted the requested information and is cooperating with the government in its investigation. No estimate can be made at this time of Clark's potential liability, if any, as a result of this matter.

Blue Island Federal Enforcement. The Blue Island refinery is the subject of several federal investigations concerning potential violations of a number of environmental laws and regulations as discussed below. On September 30, 1996, the EPA served a Notice of Violation and a Finding of Violation on Clark, alleging that Clark is in violation of the Clean Air Act national emission standard for hazardous air pollutants for benzene, and that Clark was in violation of certain detection and record keeping requirements issued pursuant to the Illinois state implementation plan. On August 21, 1997, the EPA served a Finding of Violation on Clark alleging that the sulfur recovery plant at the Blue Island refinery is in violation of the federal New Source Performance Standard for refineries. No estimate can be made at this time of Clark's potential liability, if any, as a result of these matters. Between January and August 1997, the Company received five demand letters from the EPA each requesting different information about a variety of water pollution, air pollution and solid waste management practices and procedures. On March 3, 1997, the EPA initiated a multimedia investigation at the Blue Island refinery. The investigation is proceeding in stages, including on-site visits and requests for information. The Company is cooperating fully and has responded to all requests. On March 25, 1997, Clark received a Grand Jury subpoena requesting certain documents relating to wastewater discharges. Clark is cooperating fully and has produced the documents responsive to the subpoena and a subsequent supplemental subpoena. No estimate can be made whether any potential for liability exists as a result of these investigations. However, the results of these investigations may require significant capital expenditures and may also result in fines and other penalties imposed on the Company.

Blue Island State Enforcement. State authorities have also charged the Blue Island refinery with numerous violations of environmental laws. People ex rel Ryan v. Clark Refining & Marketing, Inc., Cir. Ct. Cook County, III., Case No. 95-CH-2311, is currently pending in the Circuit Court of Cook County, Illinois. The first count of this lawsuit concerns a fire that occurred in the Isomax unit at the Blue Island refinery on March 13, 1995, in which two employees were killed and three other employees were injured. The second count concerns a release of hydrogen fluoride ("HF") on May 16, 1995 from a catalyst regeneration portion of the HF unit. At the request of the Illinois Attorney General, and with Clark's consent, the Circuit Court of Cook County, Illinois entered an order requiring Clark to implement certain HF release mitigation and detection measures that are substantially complete. The next three counts of the lawsuit concern releases into the air that occurred in the past three years at the Blue Island refinery. One of those air emissions, which occurred on October 7, 1994, is also the basis for Rosolowski, et al v. Clark Refining & Marketing, Inc., Cir. Ct. Cook County, Ill., Case No. 95-L-01 4703.

See "--Legal Proceedings." The next five counts of the lawsuit concern several alleged releases of process wastewater and contaminated stormwater to the Cal Sag Channel from the Blue Island refinery. Clark has filed an Answer denying the material allegations in the lawsuit. Following an explosion on October 19, 1996, in a propane gas line at the Blue Island refinery, the State of Illinois brought an action seeking a temporary restraining order requiring the refinery to cease operations temporarily, pending a safety review. On November 8, 1996, the court denied the requested order. No estimate of any liability with respect to this matter can be made at this time.

  On September 17, 1997, a crude oil tank experienced a leak resulting in the discharge of crude oil and on November 2, 1997, gasoline leaked from a product tank into the diked area around the tank. Both tanks were taken out of service for inspection and repair and Clark notified appropriate government agencies. On November 7, 1997, state authorities met with Clark to discuss these incidents and overall storage tank inspection matters. These discussions are ongoing and no estimate can be made of any liability with respect to the outcome of the discussions at this time.

Ninth Avenue Site. On January 5, 1995, Clark received a Unilateral Administrative Order from the EPA pursuant to CERCLA alleging that "Clark Oil & Refining Corp." is a PRP with respect to shipments of hazardous substances to a solid waste disposal site known as the Ninth Avenue Site, Gary, Indiana. The alleged shipments all occurred prior to 1987. The Order instructs Clark and the other approximately ninety PRPs to design and implement certain remedial work at the site. Clark has informed the EPA that it is not a proper party to this matter, because its purchase of certain assets of Old Clark was "free and clear" of all Old Clark liabilities. Information provided with the Order estimates that the remedial work may cost approximately $25 million, although the cost could substantially exceed this estimate. No estimate of Clark's liability can be made with respect to this proceeding at this time. In addition, on December 28, 1994, Clark was served with a summons and complaint brought by certain private parties seeking to recover all past and future response costs with respect to the Ninth Avenue Site. Clark, along with approximately eighty other parties, is alleged to be a PRP with respect to that site on the basis of shipments of hazardous substances allegedly made prior to 1987. Clark moved for summary judgment on the basis, among others, that the action is barred by the "free and clear" order pursuant to which Clark purchased certain assets of Old Clark. Clark's motion is pending. No estimate of any liability with respect to this case can be made at this time.

St. Louis Terminal. In January 1994, a gasoline spill occurred at the Clark St. Louis terminal. On April 13, 1995, Clark was served with two Grand Jury Records Subpoenas issued by the Office of the United States Attorney in St. Louis. In April 1997, the Company was advised of the termination of the United States Attorney's investigation. In May 1997, the Company received correspondence from the State of Missouri seeking to resolve any dispute arising from the events of January 1994 and seeking the payment of a penalty of less than $200,000.

Sashabaw Road. On May 5, 1993 Clark received correspondence from the Michigan Department of Natural Resources ("MDNR") indicating that the MDNR believes that Clark may be a PRP in connection with groundwater contamination in the vicinity of one of its retail stores in the Sashabaw Road area north of Woodhull Lake and Lake Oakland, Oakland County, Michigan. On July 22, 1994, MDNR commenced suit against Clark and is currently seeking $300,000 to resolve the matter. No estimate of any liability with respect to this matter can be made at this time.

Port Arthur Refinery. The original refinery on the site of the Port Arthur refinery began operating in 1904, prior to modern environmental laws and methods of operation. While the Company believes, as a result, that there is extensive contamination at the site, the Company is unable to estimate the cost of remediating such contamination. Under the purchase agreement between the Company and Chevron, Chevron will be obligated to perform the required remediation of most pre-closing contamination, but the Company assumed responsibility for environmental contamination beneath and within 25 to 100 feet of the facility's active processing units. Based on the estimates of independent environmental consultants, the Company accrued approximately $7.5 million as part of the Port Arthur refinery acquisition for its cost of remediation in this area. In addition, as a result of the acquisition,

Clark may become jointly and severally liable under CERCLA for the costs of investigation and remediation at the site. In the event that Chevron is unable (as a result of bankruptcy or otherwise) or unwilling to perform the required remediation at the site, Clark may be required to do so. The cost of any such remediation could be substantial and could be beyond the Company's financial ability. On June 24, 1997, Clark, Chevron and the State of Texas entered into an Agreed Order that substantially confirms the relative obligations of Clark and Chevron.

  As of September 30, 1997, the Company has accrued a total of $15.8 million for environmental-related obligations that may result from the matters noted above and obligations associated with certain retail sites.

EMPLOYEES

  As of September 30, 1997, the Company employed approximately 7,900 people, approximately 1,000 of whom were covered by collective bargaining agreements at the Blue Island, Hartford and Port Arthur refineries. The Hartford and Port Arthur refinery contracts expire in February 1999 and the Blue Island refinery contract expires in August 1999. In addition, the Company has union contracts for certain employees at its Hammond, Indiana, and St. Louis, Missouri, terminals which expire March 31, 1998, and March 5, 1998, respectively. Relationships with the unions have been good and neither Old Clark nor the Company has ever experienced a work stoppage as a result of labor disagreements.

LEGAL PROCEEDINGS

  Hartford Groundwater. Clark was named as the defendant in numerous lawsuits filed in December 1991 in the Circuit Court of the Third Judicial District, Madison County, Illinois, by plaintiff residents and property owners in the Village of Hartford, Illinois. These suits sought damages for the presence of gasoline in the soil and groundwater beneath plaintiff's properties. See "Business; Properties--Environmental Matters." After many of these suits were dismissed, the remaining suits were settled by Clark and the Shell Oil Company at a total cost to Clark of less than $150,000.

  Rosolowski et al v. Clark Refining & Marketing, Inc., et al. Cir. Ct. Cook County, III., Case No. 95-L-014703, is a purported class action lawsuit, filed on October 11, 1995, relating to an on-site electrical malfunction at Clark's Blue Island refinery on October 7, 1994, which resulted in the release to the atmosphere of used catalyst containing low levels of heavy metals, including antimony, nickel and vanadium. This release resulted in the temporary evacuation of certain areas near the refinery, including a high school, and approximately 50 people were taken to area hospitals. Clark was previously sued by one individual who claimed medical costs as a result of the incident; that case was settled. The purported class action lawsuit was filed on behalf of various named individuals and purported plaintiff classes, including residents of Blue Island, Illinois, and students at Eisenhower High School, alleging claims based on common law nuisance, negligence, willful and wanton negligence and the Illinois Family Expense Act as a result of this incident. Plaintiffs seek to recover damages in an unspecified amount for alleged medical expenses, diminished property values, pain and suffering and other damages. Plaintiffs also seek punitive damages in an unspecified amount.

  Other Blue Island tort cases, alleging various losses due to emissions from the Blue Island refinery were filed in September and October, 1996. These cases, Boucher v. Clark Refining & Marketing, Inc.; Loranger v. Clark Refining & Marketing, Inc.; Marciano v. Clark Refining & Marketing, Inc.; and Webb v. Clark Refining & Marketing, Inc. all brought by named individuals, seek damages of less than $100,000 each.

  EEOC v. Clark Refining & Marketing, Inc., Case No. 94 C 2779, is currently pending in the United States District Court for the Northern District of Illinois. In this action, the Equal Employment Opportunity Commission (the "EEOC") has alleged that Clark engaged in age discrimination in violation of the Age Discrimination in Employment Act through a "pattern and practice" of discrimination against a class of former retail managers over the age of forty. The EEOC has identified 40 former managers it believes have been affected by the alleged pattern and practice. However, two of those managers have since been dismissed from the case. The relief sought by the EEOC includes reinstatement or reassignment of the individuals allegedly affected, payment of back wages and benefits, an injunction prohibiting employment practices which discriminate on the basis of age and institution of practices to eradicate the effects of any past discriminatory practices.

  On May 5, 1997, a complaint, entitled AOC L.P. et al., vs. TrizecHahn Corporation, et al., Case No. 97 CH 05543, naming Clark USA as a defendant was filed in the Circuit Court of Cook County, Illinois. The Complaint seeks $21 million, plus continuing interest, related to the sale of equity by Clark USA to finance the Port Arthur refinery acquisition. The plaintiff alleges that sale of such equity triggered a contingent payment to AOC L.P. (the "AOC L.P. Contingent Payment") pursuant to the agreement related to the December 1992 purchase and redemption of its minority interest. Clark USA believes no payment is required. The AOC L.P. Contingent Payment is an amount which will not exceed in the aggregate $33.9 million and is contractually payable 89% by Clark USA and 11% by TrizecHahn. TrizecHahn has indemnified Clark USA for any AOC L.P. Contingent Payment in excess of $7 million.

  On May 23, 1995, Clark was served with a Petition entitled Anderson, et al
v. Chevron and Clark, filed in Jefferson County, Texas, by 24 individual plaintiffs who were Chevron employees and who did not receive offers of employment from Clark at the time of the purchase of the Port Arthur Refinery. Chevron and the outplacement service retained by Chevron are also named as defendants. An Amended Petition has now been filed increasing the number of plaintiffs to 40. Clark filed an Answer denying all material allegations of the Amended Petition. Subsequent to the filing of the lawsuit, the plaintiffs have each filed individual charges with the EEOC and the Texas Commission of Human Rights.

  While it is not possible at this time to estimate the ultimate amount of liability with respect to the legal proceedings described above, the Company is of the opinion that the aggregate amount of any such liability will not have a material adverse effect on its financial position; however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

  The Company is also the subject of various environmental and other governmental proceedings. See "Business; Properties--Environmental Matters."

  In addition to the specific matters discussed above or under "Business; Properties--Environmental Matters," the Company has also been named in various other suits and claims. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these other legal proceedings, the Company believes the outcome of these other suits and claims will not have a material adverse effect on the Company's financial position, operating results or cash flow.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors, executive officers, Controller, Treasurer and Secretary of the Company and their respective ages and positions are set forth in the table below.

NAME                  AGE                         POSITION
----                  ---                         --------
Paul D. Melnuk......   43 President, Chief Executive Officer and Chief Operating
                           Officer; Director
Bradley D. Aldrich..   43 Executive Vice President--Refining
Brandon K.             39 Executive Vice President--Marketing
 Barnholt...........
Maura J. Clark......   39 Executive Vice President--Corporate Development and
                           Chief Financial Officer
Edward J. Stiften...   43 Executive Vice President, Chief Administrative Officer
Marshall A. Cohen...   62 Director
David A. Stockman...   51 Director
John R. Woodard.....   33 Director
David I. Foley......   30 Director
Dennis R. Eichholz..   44 Controller and Treasurer
Katherine D.           40 Secretary
 Knocke.............

  The board of directors of the Company currently consists of five directors who serve until the next annual meeting of stockholders or until a successor is duly elected. Directors do not receive any compensation for their services as such. Executive officers of the Company serve at the discretion of the board of directors of the Company.

  Paul D. Melnuk has served as a director of the Company since October 1992, as President and Chief Executive Officer of the Company since July 1992, as Chief Operating Officer of the Company since December 1991, as President of the Company from February 1992 through July 1992, as Executive Vice President of the Company from December 1991 through February 1992, and has served in various other capacities since November 1988. Mr. Melnuk has served as a director and as President of Clark USA since September 1992, and as Vice President and Treasurer of Clark USA from November 1988 through September 1992. Mr. Melnuk served as a director of TrizecHahn from March 1992 through November 1996. Mr. Melnuk served as President and Chief Operating Officer of TrizecHahn from March 1992 through April 1994, and as Executive Vice President and Chief Financial Officer of TrizecHahn from May 1990 through February 1992.

  Bradley D. Aldrich has served as Executive Vice President--Refining, since December 1994. From August 1991 through November 1994, Mr. Aldrich served as Vice President, Supply & Distribution for CF Industries, Inc., a chemical fertilizer manufacturer and distributor. Mr. Aldrich previously served as Manager, Light Oil Supply-North America of Conoco, Inc. from August 1989 through July 1991.

  Brandon K. Barnholt has served as Executive Vice President--Marketing, since February 1995, and served as Executive Vice President--Retail Marketing from December 1993 through February 1995, as Vice President--Retail Marketing from July 1992 through December 1993, and as Managing Director--Retail Marketing from May 1992 through July 1992. Mr. Barnholt previously served as Retail Marketing Manager of Conoco, Inc. from March 1991 through March 1992.

  Maura J. Clark has served as Executive Vice President--Corporate Development and Chief Financial Officer of the Company and Clark USA since August 1995. Ms. Clark previously served as Vice President--Finance at North American Life Assurance Company, a financial services company, from September 1993 through July 1995. From May 1990 to September 1993, Ms. Clark served as

Vice President--Corporate Finance and Corporate Development of North American Trust Company (formerly First City Trust Company), a subsidiary of North American Life Assurance Company.

  Edward J. Stiften joined the Company in March 1997 as Executive Vice President, Chief Administrative Officer. Mr. Stiften was previously in private business from June 1995 through March 1997. Mr. Stiften served as Subsidiary Executive Vice President and Acting General Manager of General Dynamics, Inc. from October 1994 through May 1995, as Corporate Staff Vice President of Internal Audit from February 1994 through October 1994 and as Corporate Staff Vice President--Financial Analysis from December 1991 through January 1994.

  Marshall A. Cohen has served as a director of the Company since November 3, 1997. Mr. Cohen has served as Counsel at Cassels Brook & Blackwell since October 1996. Mr. Cohen previously served as President and Chief Executive Officer of The Molson Companies Limited from November 1988 to September 1996.

  David A. Stockman has served as a director of the Company since November 3, 1997. Mr. Stockman has been a member of the general partner of Blackstone Group Holdings L.P. since 1988. Mr. Stockman is also a Co-Chairman of the board of directors of Collins & Aikman Corporation and a director of Haynes International, Inc. and Bar Technologies Inc.

  John R. Woodard has served as a director of the Company since November 3, 1997. Mr. Woodard joined The Blackstone Group L.P. as a Managing Director in 1996. Prior thereto, he was a Vice President at Vestar Capital Partners from 1990 to 1996. He is a member of the board of directors of Prime Succession, Inc.

  David I. Foley has served as a director of the Company since November 3, 1997. Mr. Foley is an Associate at The Blackstone Group L.P., which he joined in 1995. Prior to joining Blackstone, Mr. Foley was a member of AEA Investors, Inc. and The Monitor Company. He currently serves on the board of directors of Rose Hills Company.

  Dennis R. Eichholz, who joined Clark in November 1988, has served as Vice President--Controller of the Company and Controller and Treasurer of Clark USA since February 1995. Mr. Eichholz has served as Vice President-Treasurer of Clark since December 1991.

  Katherine D. Knocke has served as Secretary of the Company and Clark USA since April 1995. Ms. Knocke has served as in-house counsel of Clark since August 1994. Ms. Knocke previously was employed as an associate with the St. Louis law firm of Armstrong, Teasdale, Schlafly & Davis from September 1989 through August 1994.

  Except as described above, there are no arrangements or understandings between any director or executive officer and any other person pursuant to which such person was elected or appointed as a director or executive officer. There are no family relationships between any director or executive officer and any other director or executive officer.

EXECUTIVE COMPENSATION

  The following table sets forth all cash compensation paid by the Company to its Chief Executive Officer and its other executive officers whose total annual compensation exceeded $100,000 for each of the years in the three-year period ended December 31, 1996.

                               ANNUAL COMPENSATION                   LONG-TERM
                             ------------------------ OTHER ANNUAL COMPENSATION        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR  SALARY     BONUS   COMPENSATION AWARDS OPTION    COMPENSATION(A)
---------------------------  ---- --------- --------- ------------ -------------    ---------------
Paul D. Melnuk...........    1996 $ 325,000 $ 130,000     --              --            $ 6,816
 President and Chief         1995   326,836    75,000     --          100,000(b)          5,479
 Executive Officer           1994   325,893   150,000     --              --              7,528
Bradley D. Aldrich.......    1996   211,779    47,500     --              --              6,849
 Executive Vice President    1995   176,224    42,500     --          130,000(b)(c)         --
 --Refining                  1994     6,731    60,000     --              --                --
Brandon K. Barnholt......    1996   211,799    87,500     --              --              6,802
 Executive Vice President    1995   176,273    75,000     --           50,000(b)          5,329
 --Marketing                 1994   171,846   100,000     --              --              8,330
Maura J. Clark (d).......    1996    36,779    47,500     --              --                --
 Executive Vice President    1995       --        --      --              --                --
 --Corporate Development     1994       --        --      --              --                --
 and Chief Financial
 Officer

--------
(a) Represents amount accrued for the account of such individuals under the Company's Retirement Savings Plan (the "Savings Plan").
(b) Options issued pursuant to the Performance Plan as described below.
(c) Mr. Aldrich and Mr. Barnholt (granted in 1993) hold options to acquire TrizecHahn Subordinate Voting Shares ("TrizecHahn Shares") received as compensation from TrizecHahn for services performed for the Company under the TrizecHahn Amended and Restated 1987 Stock Option Plan (the "TrizecHahn Option Plan").
(d) In 1995 and 1996, Ms. Clark was an employee of TrizecHahn and served the Company under a management consulting arrangement. Ms. Clark earned approximately $175,000 in 1996 and $117,000 in 1995 under such arrangement. As of January 1, 1997, Ms. Clark became an employee of the Company. The amounts reflected in this table are for 1996 compensation paid by the Company in 1997.

STOCK OPTIONS GRANTED DURING 1996

  There were no options granted during 1996 to the named executive officers under the Performance Plan (as defined) for services performed for the Company.

YEAR-END OPTION VALUES

  The following table sets forth information with respect to the number and value of unexercised options to purchase common stock of Clark USA and TrizecHahn Shares held by the executive officers named in the executive compensation table as of December 31, 1996.

                          SHARES ACQUIRED                                             VALUE OF
                            ON EXERCISE     VALUE           NUMBER OF                UNEXERCISED
                              DURING       REALIZED        UNEXERCISED              IN-THE-MONEY
                            YEAR ENDED        ON          OPTIONS HELD             OPTIONS HELD AT
       NAME              DECEMBER 31, 1996 EXERCISE   AT DECEMBER 31, 1996      DECEMBER 31, 1996(A)
       ----              ----------------- -------- ------------------------- -------------------------
                                                    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                                                    ----------- ------------- ----------- -------------
Paul D. Melnuk(b).......         --        $    --       --        100,000     $    --      $700,000
Bradley D. Aldrich......         --             --    33,333        96,667      289,000      789,000
Brandon K. Barnholt.....      20,000       $184,700   70,000        50,000      742,000      350,000

--------
(a) For the TrizecHahn Shares the value is based upon the closing price on the New York Stock Exchange--Composite Transactions on December 31, 1996. For the common stock of Clark USA the value is based on the issuance price in the Oxy Transaction and the Gulf Transaction.
(b) Mr. Melnuk also holds options to acquire TrizecHahn Shares received as compensation for services provided to TrizecHahn.

SHORT-TERM PERFORMANCE PLAN

  Employees of the Company participate in an annual incentive plan which places at risk an incremental portion of their total compensation based on Company, business unit and/or individual performance. The targeted at-risk compensation increases with the ability of the individual to affect business performance, ranging from 12% for support personnel to 200% for the Chief Executive Officer. The other executive officers have the opportunity to earn an annual incentive equal to 150% of the individual's base salary. The actual award is determined based on financial performance as measured by return on equity with individual and executive team performance evaluated against pre-established operating objectives designed to achieve planned financial results. For essentially all other employees, annual incentives are based on specific performance indicators utilized to operate the business, principally productivity and profitability measures.

LONG-TERM PERFORMANCE PLAN

  The Company has adopted a Long-Term Performance Plan (the "Performance Plan"). Under the Performance Plan, designated employees, including executive officers, of the Company and its subsidiaries and other related entities are eligible to receive awards in the form of stock options, stock appreciation rights and stock grants. The Performance Plan is intended to promote the growth and performance of the Company by encouraging employees to acquire an ownership interest in the Company and to provide incentives for employee performance. An aggregate of 1,250,000 shares of Common Stock may be awarded under the Performance Plan, either from authorized, unissued shares which have been reserved for such purpose or from shares purchased on the open market, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar change in the outstanding common stock of Clark USA. As of September 30, 1997, 549,000 stock options have been issued under the Performance Plan.

  The Performance Plan is administered by the board of directors' Compensation Committee of Clark USA. Subject to the provisions of the Performance Plan, the Compensation Committee is authorized to determine who may participate in the Performance Plan and the number and types of awards made to each participant, and the terms, conditions and limitations applicable to each award. Awards may be granted singularly, in combination or in tandem. Subject to certain limitations, the board of directors is authorized to amend, modify or terminate the Performance Plan to meet any changes in legal requirements or for any other purpose permitted by law.

  Payment of awards may be made in the form of cash, stock or combinations thereof and may include such restrictions as the Compensation Committee shall determine, including, in the case of stock, restrictions on transfer and forfeiture provisions. The price at which shares of Common Stock may be purchased under a stock option may not be less than the fair market value of such shares on the date of grant. If permitted by the Compensation Committee, such price may be paid by means of tendering Common Stock, or surrendering another award, including restricted stock, valued at fair market value on the date of exercise, or any combination thereof. Further, with Compensation Committee approval, payments may be deferred, either in the form of installments or as a future lump sum payment. Dividends or dividend equivalent rights may be extended to and made part of any award denominated in stock, subject to such terms, conditions and restrictions as the Compensation Committee may establish. At the discretion of the Compensation Committee, a participant may be offered an election to substitute an award for another award or awards of the same or different type. Stock options initially have a 10-year term with a three-year vesting schedule and are not exercisable until Clark USA's Common Stock is publicly traded.

  If the employment of a participant terminates, subject to certain exceptions for retirement, resignation, death or disability, all unexercised, deferred and unpaid awards will be canceled immediately, unless the award agreement provides otherwise. Subject to certain exceptions for death or disability, or employment by a governmental, charitable or educational institution, no award or other benefit under the Performance Plan is assignable or transferable, or payable to or exercisable by, anyone other than the participant to whom it was granted.

  In the event of a "Change of Control" of the Company, Clark USA or TrizecHahn (as defined in the Performance Plan), with respect to awards held by Performance Plan participants who have been employed by the Company for at least six months, (a) all stock appreciation rights which have not been granted in tandem with stock options will become exercisable in full, (b) the restrictions applicable to all shares of restricted stock will lapse and such shares will be deemed fully vested, (c) all stock awards will be deemed to be earned in full, and (d) any participant who has been granted a stock option which is not exercisable in full will be entitled, in lieu of the exercise of such stock options, to obtain cash payment in an amount equal to the difference between the option price of such stock option and the offer price (in the case of a tender offer or exchange offer) or the value of common stock covered by such stock option, determined as provided in the Performance Plan.

  Under the Performance Plan, a "Change in Control" includes, without limitation, with respect to the Company, Clark USA or TrizecHahn, (i) the acquisition (other than by TrizecHahn) of beneficial ownership of 25% or more of the voting power of its outstanding securities without the prior approval of at least two-thirds of its directors then in office, (ii) a merger, consolidation, proxy contest, sale of assets or reorganization which results in directors previously in office constituting less than a majority of its directors thereafter, or (iii) any change of at least a majority of its directors during any period of two years. The Blackstone Transaction has triggered the Change of Control provision under the Performance Plan. The Company does not expect that the Change of Control will have a material impact on the Performance Plan.

  Blackstone intends to put in place a management incentive program designed to increase management's ownership of Clark USA stock through direct purchases and options tied to the financial performance of the Company.

CLARK SAVINGS PLAN

  The Clark Savings Plan, which became effective in 1989, permits employees to make before-tax and after-tax contributions and provides for employer incentive matching contributions. Under the Savings Plan, each employee of the Company (and such other related companies as may adopt the Savings Plan) who has completed at least six months of service may become a participant. Participants are permitted to make before-tax contributions to the Savings Plan, effected through payroll deduction, of from 1% to 15% of their compensation. The Company makes matching contributions equal to 200% of a participant's before-tax contributions up to 3% of compensation. Participants are also permitted to make after-tax contributions through payroll deduction, of from 1% to 5% of compensation, which are not matched by employer contributions; provided that before-tax contributions and after-tax contributions, in the aggregate, may not exceed the lesser of 15% of compensation or $9,500 in 1997. All employer contributions are vested at a rate of 20% per year of service, becoming fully vested after five years of service. Amounts in employees' accounts may be invested in a variety of permitted investments, as directed by the employee, including TrizecHahn Shares. Participants' vested accounts are distributable upon a participant's disability, death, retirement or separation from service. Subject to certain restrictions, employees may make loans or withdrawals of employee contributions during the term of their employment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Compensation of the Company's executive officers has historically been determined by the Company's board of directors. Mr. Melnuk, the Company's President and Chief Executive Officer, is a member of the Company's board of directors. Other than reimbursement of their expenses, the Company's directors do not receive any compensation for their services as directors. There are no interlocks between the Company and other entities involving the Company's executive officers and board members who serve as executive officers or board members of other entities, except with respect to Blackstone.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with four of its senior executives (the "Executive Employment Agreements") and a change of control agreement with one of its senior executives (the "Change of Control Agreement"). The Executive Employment Agreements have five-year terms, and provide for automatic extension on an annual basis unless 90 days' notice of cancellation is given by either party. The Executive Employment Agreements provide that if a Change of Control occurs within two years prior to the scheduled expiration date, then the expiration date will be automatically extended until the second anniversary of the Change of Control date. The Blackstone Transaction constitutes a Change of Control under the Executive Employment Agreements and the Change of Control Agreement.

  During the term of the Executive Employment Agreements, the employee is precluded from soliciting or encouraging proposals regarding the acquisition of Clark USA or its subsidiaries (or of another material part of the business of Clark USA), absent explicit approval of the Chief Executive Officer of the Company.

  The Executive Employment Agreements provide separation benefits to the employee if the employee's employment is terminated by the Company without "Cause" prior to the expiration date of the agreement. "Cause" is defined to include the employee's failure to substantially perform his or her duties, willful misconduct that materially injures Clark USA or its affiliates, or conviction of a criminal offense involving dishonesty or moral turpitude. The Executive Employment Agreements also provide that if the employee resigns for "Good Reason" prior to the expiration date of the agreement, the employee will receive separation benefits. "Good Reason" is defined to include certain demotions, reductions in compensation, and relocation.

  The separation benefits payable under the Executive Employment Agreements generally include a lump sum payment of three times annual salary and bonus, acceleration of stock option exercisability, continuation of the Company's life, medical, accident and disability arrangements for one year after termination of employment (subject to the employee's continuing to pay the employee share of the premiums), payment of the cost of job relocation counseling, and payment of legal fees in connection with termination.

  The Executive Employment Agreements also provide for gross-up payments to be made to the employee to cover certain penalty taxes in connection with a Change of Control.

  The Change of Control Agreement provides for similar benefits; however, the lump sum payment is two times annual salary and bonus, and instead of providing for a parachute tax gross-up it limits any payments made under the Change of Control Agreement so that the payments will not result in a parachute payment as defined in Section 280g of the Code.

  As a condition of receiving the separation benefits under the Executive Employment Agreements and the Change of Control Agreement, an employee is required to maintain the confidentiality of information relating to Clark USA and its affiliates and to release Clark USA and its affiliates from certain claims.

              SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

  All of the outstanding capital stock of the Company is owned by Clark USA. All of such shares are pledged as collateral under the indenture governing Clark USA's Zero Coupon Notes. It is expected that such pledge will be released upon repurchase or redemption of all outstanding Zero Coupon Notes on or about February 15, 1998.

  The following table and the accompanying notes set forth certain information concerning the beneficial ownership of the Common Stock and Class F Common Stock of Clark USA, as of the date hereof: (i) each person who is known by the Company to own beneficially more than 5% of the common stock of the Company,
(ii) each director and each executive officer who is the beneficial owner of shares of common stock of Clark USA, and (iii) all directors and executive officers as a group.

                                         NUMBER OF                   PERCENT OF TOTAL
    NAME AND ADDRESS      TITLE OF CLASS   SHARES   PERCENT OF CLASS VOTING POWER(A)
    ----------------      -------------- ---------- ---------------- ----------------
Blackstone Management
Associates III L.L.C.     Common         13,500,000       91.5%            73.3%
(b).....................
345 Park Avenue
New York, NY 10154
Paul D. Melnuk .........  Common             37,509         (c)              (c)
Occidental Petroleum      Class F Common  6,101,010      100.0             19.9
Corporation.............
10889 Wilshire Boulevard
Los Angeles, California
90024
H. M. Salaam (d)........  Common          1,222,273        8.3              6.6
Gulf Resources
Corporation
24-26 Regent's Bridge
Gardens
London SW8 1HB England
All directors and
executive
officers as a group       Common         13,537,509       91.7             73.5
(b).....................

--------
(a) Represents the total voting power of all shares of common stock beneficially owned by the named stockholder.
(b) The 13,500,000 shares held by Blackstone are directly held by BCP/Clark Holdings Corporation ("BCP/Clark Holdings"). All of the issued and outstanding shares of BCP/Clark Holdings are held by Blackstone, Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P., of each of which Blackstone Management Associates III L.L.C. is the general partner having voting and dispositive power.
(c) Less than 1%.
(d) Gulf has informed the Company that H. M. Salaam, Gulf's chairman, may be deemed to control Gulf.

                             CERTAIN TRANSACTIONS

  TrizecHahn and the Company had certain agreements which provided certain management services to each other from time to time. The Company established trade credit with various suppliers of its petroleum requirements, requiring the guarantee of TrizecHahn. Fees related to trade credit guarantees totaled $0.1 million, $0.2 million and $0.2 million in 1994, 1995 and 1996, respectively. All trade credit guarantees were terminated in August 1996.

  The Company paid premiums of $2.0 million in 1994 to HSM Insurance, Inc., an affiliate of TrizecHahn for providing environmental impairment liability insurance. No loss claims have been made under the policy. The policy was terminated on December 31, 1994.

  The business relationships described above between the Company and TrizecHahn were on terms no less favorable in any respect than those which could have been obtained through dealings with third parties.

  Clark USA contributed $268.6 million of capital to the Company during 1996. Clark USA contributed $33.6 million from the proceeds of debt issued in the Oxy/Gulf transactions in January of 1996. In addition, $235.0 million was contributed to the Company from the contribution and subsequent sale of the Oxy advance crude oil purchase receivable and the associated hedge contracts in October of 1996. During 1995, Clark USA contributed $165.6 million to the Company. Upon the issuance of stock in the first quarter of 1995, Clark USA contributed $150.0 million for the purchase of the Port Arthur facility and also contributed $9.2 million for operating purposes. In addition, from the proceeds of debt issued in the Oxy/Gulf transactions, Clark USA contributed $6.4 million in December 1995 to the Company. In November 1997, the Company paid the Special Dividend to Clark USA.

  In connection with the Blackstone Transaction, affiliates of Blackstone received fees of $7.0 million, and the Company will reimburse Blackstone for all out-of-pocket expenses incurred in connection with the Blackstone Transaction and the Debt Offering. In addition, pursuant to a monitoring agreement, an affiliate of Blackstone will receive a monitoring fee equal to $2.0 million per annum (subject to increase relating to inflation and in respect of additional acquisitions by the Company). Affiliates of Blackstone may in the future receive customary fees for advisory services rendered to the Company. Such fees will be negotiated from time to time with the independent members of the Company's Board of Directors on an arm's-length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

                         DESCRIPTION OF THE NEW NOTES

 GENERAL

  The New Senior Notes will be issued pursuant to an indenture (the "Senior
Note Indenture") between the Company and Bankers Trust Company as trustee (the "Senior Note Trustee"), as supplemented and amended from time to time. The New Senior Subordinated Notes will be issued pursuant to an indenture (the "Senior Subordinated Note Indenture" and, together with the Senior Note Indenture, the "Indentures") between the Company and Marine Midland Bank, as trustee (the "Senior Subordinated Note Trustee" and, together with the Senior Note Trustee, the "Trustees"), as supplemented and amended from time to time. Each series of New Notes is subject to all provisions of the Indenture under which it is issued, and Holders of New Notes are referred to the Indentures for a complete statement thereof. The following summary of certain provisions of the Indentures and the Registration Agreement does not purport to be complete and is qualified in its entirety by reference to the Indentures and the Registration Agreement, including the definitions therein of certain terms used below. A copy of each proposed form of Indenture and the Registration Agreement is available from the Company upon request. The definitions of certain terms used in the following summary are set forth below under "Certain Definitions." For purposes of this section, the term the "Company" refers to Clark only and does not include its subsidiaries.

  As of the date of the Indentures, each of the Company's Subsidiaries will be a Restricted Subsidiary and none of the series of the New Notes will be assigned an investment grade rating. However, under certain circumstances, the Company will be able to designate current or future

Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indentures. In addition, upon the assignment by S&P and Moody's of an Investment Grade Rating to a series of the New Notes, the Company will not be subject to certain restrictive covenants set forth in the applicable Indenture.

NEW SENIOR NOTES

  The New Senior Notes will be senior unsecured obligations of the Company limited in aggregate principal amount to $100.0 million and will mature on November 15, 2007. Interest on the New Senior Notes will accrue at the rate of 8 3/8% per annum and will be payable semiannually in arrears on May 15 and November 15, commencing on May 15, 1998, to Holders of record on the immediately preceding May 1 and November 1, respectively.

NEW SENIOR SUBORDINATED NOTES

  The New Senior Subordinated Notes will be senior subordinated unsecured obligations of the Company and will mature on November 15, 2007. The New Senior Subordinated Notes will be issued in an aggregate principal amount of $175.0 million; however, the Senior Subordinated Note Indenture does not limit the aggregate principal amount of New Senior Subordinated Notes that may be issued thereunder from time to time in one or more series. Interest on the New Senior Subordinated Notes will accrue at the rate of 8 7/8% per annum and will be payable semiannually in arrears on May 15 and November 15, commencing on May 15, 1998, to Holders of record on the immediately preceding May 1 and November 1, respectively.

INTEREST AND SETTLEMENT

  Interest on the New Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The New Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the New Notes at their addresses set forth in the register of Holders of New Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The New Notes will be issued in registered form, without coupons, and in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

  Settlement for the New Notes will be made in immediately available funds. Payments by the Company in respect of the New Notes (including principal, premium, if any, interest and Additional Interest, if any) will be made in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the New Notes are expected to be eligible to trade in the PORTAL Market and to trade in the Depository's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the New Notes will, therefore, be required by the Depository to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the New Notes.

 RANKING AND SUBORDINATION

NEW SENIOR NOTES

  The New Senior Notes will rank senior in right of payment to all subordinated Indebtedness of the Company. The New Senior Notes will rank pari passu in right of payment with all current and future senior borrowings of the Company, including the 9 1/2% Notes and the Term Loan. The Company, however, is a party to the Credit Agreement and all borrowings under the Credit Agreement are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil, refined product and other inventories and trademarks and other intellectual property. As of September 30, 1997, there was approximately $238.0 million outstanding under the Credit Agreement in the form of letter of credit issuances and there were no outstanding borrowings.

NEW SENIOR SUBORDINATED NOTES

  The payment of principal of, premium, if any, and interest on the New Senior Subordinated Notes will be subordinated in right of payment, as set forth in the Senior Subordinated Note Indenture, to the prior payment in full in cash of all Senior Debt, whether outstanding on the date of the Senior Subordinated
Note Indenture or thereafter incurred.

  Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the Holders of New Senior Subordinated Notes will be entitled to receive any payment with respect to the New Senior Subordinated Notes, and until all Obligations with respect to Senior Debt are paid in full in cash, any distribution to which the Holders of New Senior Subordinated Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of New Senior Subordinated Notes may receive Permitted Junior Securities and payments made from the trust described under "--Defeasance").

  The Company also may not make any payment upon or in respect of the New Senior Subordinated Notes (except in Permitted Junior Securities or from the trust described under "--Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the New Senior Subordinated Note Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the New Senior Subordinated Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and
(b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Senior Subordinated Note Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 180 days.

  The Senior Subordinated Note Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the New Senior Subordinated Notes is accelerated because of an Event of Default.

  As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of New Senior Subordinated Notes may recover less ratably than creditors of the Company who are Holders of Senior Debt. See "Risk Factors--Subordinated and Unsecured Status of New Senior Subordinated Notes."

 OPTIONAL REDEMPTION

NEW SENIOR NOTES

  The New Senior Notes will be redeemable, at the Company's option, in whole or in part, at any time on and after November 15, 2002, upon not less than 30 nor more than 60 days' notice mailed to each Holder of New Senior Notes to be redeemed at such Holder's address appearing in the Company's Security Register, in principal amounts of $1,000 or an integral multiple of $1,000, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing on November 15 of each of the years set forth below, plus, in each case, accrued interest thereon to, but excluding, the date of redemption:

         YEAR                                           PERCENTAGE
         ----                                           ----------
         2002..........................................  104.187%
         2003..........................................  102.094%
         2004 and thereafter...........................  100.000%

  In addition, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to the extent the net cash proceeds thereof are contributed to the equity capital of the Company to redeem for cash up to 35% in aggregate principal amount of the New Senior Notes originally issued under the Senior Note Indenture at any time prior to November 15, 2001, at a redemption price equal to 108.375% of the aggregate principal amount so redeemed, plus accrued interest; provided that at least 65% of the principal amount of New Senior Notes originally issued remain outstanding immediately after such redemption. Any such redemption will be required to occur on or prior to 120 days after the receipt by the Company of the net cash proceeds of such Equity Offering and upon not less than 30 nor more than 60 days' notice mailed to each Holder of New Senior Notes to be redeemed at such holder's address appearing in the Company's Security Register, in principal amounts of $1,000 or an integral multiple of $1,000. The Company may not use the net cash proceeds of any Equity Offerings which alone or combined with a related series of transactions result in a Change of Control to redeem New Senior Notes pursuant to this paragraph.

NEW SENIOR SUBORDINATED NOTES

  The New Senior Subordinated Notes will be redeemable, at the Company's option, in whole or in part, at any time on and after November 15, 2002, upon not less than 30 nor more than 60 days' notice mailed to each Holder of New Senior Subordinated Notes to be redeemed at such Holder's address appearing in the Company's Security Register, in principal amounts of $1,000 or an integral multiple of $1,000, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing on November 15 of each of the years set forth below, plus, in each case, accrued interest thereon to, but excluding, the date of redemption:

         YEAR                                           PERCENTAGE
         ----                                           ----------
         2002..........................................  104.437%
         2003..........................................  102.958%
         2004..........................................  101.479%
         2005 and thereafter...........................  100.000%

  In addition, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to the extent the net cash proceeds thereof are contributed to the equity capital of the Company to redeem for cash up to 35% in aggregate principal amount of the New Senior Subordinated Notes originally issued under the Senior Subordinated Note Indenture at any time prior to November 15, 2001, at a redemption price equal to 108.875% of the aggregate principal amount so redeemed, plus accrued interest; provided that at least 50% of the principal amount of New Senior Subordinated

Notes originally issued remain outstanding immediately after such redemption. Any such redemption will be required to occur on or prior to 120 days after the receipt by the Company of the net cash proceeds of such Equity Offering and upon not less than 30 nor more than 60 days' notice mailed to each holder of New Senior Subordinated Notes to be redeemed at such holder's address appearing in the Company's Security Register, in principal amounts of $1,000 or an integral multiple of $1,000. The Company may not use the net cash proceeds of any Equity Offerings which alone or combined with a related series of transactions result in a Change of Control to redeem New Senior Subordinated Notes pursuant to this paragraph.

  If less than all of a series of New Notes are to be redeemed at any time, the applicable Trustee shall select, in such manner as it shall deem fair and appropriate, the particular New Notes to be redeemed or any portion thereof that is an integral multiple of $1,000.

  The indenture governing the 9 1/2% Notes (the "9 1/2% Note Indenture") and the Credit Agreement restrict the Company's ability to optionally redeem the New Notes. See "Description of Certain Debt Instruments."

 CHANGE OF CONTROL

  In the event that there shall occur a Change of Control resulting in a Rating Decline, then the Company shall make an Offer (as described under "-- Procedures for Offers" below) to purchase all or any part (equal to $1,000 or an integral multiple thereof) of each holder's New Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, including Additional Interest, to the date of purchase. Such right to require the repurchase of New Notes shall not continue after a discharge of the Company from its obligations with respect to the New Notes (see "Defeasance" ). The Company's board of directors may not waive this provision.

  The Change of Control purchase feature of the New Notes may, in certain circumstances, make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control purchase feature, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future.

  The Loan Agreement and the 9 1/2% Note Indenture contain "change of control" provisions similar to the Change of Control provision in the Indentures. If a Change of Control were to occur, it is likely that the Company would not have sufficient assets to satisfy its obligation to purchase all of the New Notes that might be delivered by holders seeking to exercise the purchase right and any repurchase obligations pursuant to the Term Loan and the 9 1/2% Notes, which will rank pari passu with the New Senior Notes and senior to the New Senior Subordinated Notes. In addition, pursuant to the terms of the Indentures, the Company is only required to offer to repurchase the New Notes in the event that a Change of Control results in a Rating Decline. The Change of Control provisions contained in the 9 1/2% Notes do not require that a Rating Decline occur as a condition for the Company to offer to repurchase such notes upon the occurrence of a Change of Control. Consequently, if a Change of Control were to occur which does not result in a Rating Decline, the Company would be required to offer to repurchase the 9 1/2% Notes, but would not be required to offer to repurchase the New Notes offered hereby. A "change of control" under the Credit Agreement is an event of default under the Credit Agreement.

  The provisions of the Indentures would not necessarily afford holders of the New Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect such Holders.

 PROVISION OF FINANCIAL INFORMATION

  So long as any of the New Notes are outstanding, the Company will file with the Commission the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Sections 13(a) and 15(d) of the Exchange Act if the Company were subject to such Sections, and the Company will provide to all holders copies of such reports and documents.

 COVENANTS

  Upon the occurrence of an Investment Grade Rating Event with respect to a series of New Notes, the covenants imposed on the Company by the Indenture governing such series of New Notes will change. See "--Certain Investment Grade Covenants." An "Investment Grade Rating Event" shall occur on the first day on which a series of New Notes is assigned an Investment Grade Rating. An "Investment Grade Rating" means (i) a Moody's Rating of Baa3 or higher and an S&P Rating of at least BB+ or (ii) an S&P Rating of BBB- or higher and a Moody's Rating of at least Ba1 or, in each case, if Moody's or S&P shall change their rating system, equivalent ratings.

 CERTAIN NON-INVESTMENT GRADE COVENANTS

  The Indentures contain, among others, the following covenants, each of which shall apply to the Company from the Issue Date until the occurrence of an Investment Grade Rating Event:

  LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, unless (i) at the time of and immediately after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing, or would occur as a consequence thereof, (ii) either the Company would (a) at the time of such Restricted Payment and after giving pro forma effect thereto, have a Consolidated Adjusted Net Worth exceeding $200.0 million or (b) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Operating Cash Flow Ratio test set forth in the first paragraph of the covenant described under "--Limitation on Indebtedness", and (iii) at the time of and immediately after giving effect to the proposed Restricted Payment (the value of any such payment if other than cash, as determined in good faith by the board of directors of the Company and evidenced by a Board Resolution), the aggregate amount of all Restricted Payments (including Restricted Payments permitted by clauses (b), (j), (l) and (m) of the next succeeding paragraph and excluding the other Restricted Payments permitted by such paragraph) declared or made subsequent to the Issue Date shall not exceed the sum of (a) 50% of the aggregate Consolidated Net Operating Income (or, if such aggregate Consolidated Net Operating Income is a deficit, minus 100% of such deficit) of the Company for the period (taken as one accounting period) from the first day of the fiscal quarter that begins after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment plus (b) 100% of the aggregate net proceeds, including cash and the fair market value of property other than cash (as determined in good faith by the board of directors of the Company and evidenced by a Board Resolution), received by the Company since the Issue Date, from any Person other than a Subsidiary of the Company as a result of the issuance of Capital Stock (other than any Disqualified Capital Stock) of the Company including such Capital Stock issued upon conversion of Indebtedness or upon exercise of warrants and any contributions to the capital of the Company (other than Excluded Contributions) received by the Company from any such Person plus (c) to the extent that any Restricted Investment that was made after the Issue Date, is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any). For purposes of any calculation pursuant to the preceding sentence which is required to be made within 60 days after the declaration of a dividend by the Company, such dividend shall be deemed to be paid at the date of declaration.

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

  The foregoing provisions of this covenant will not be violated by reason of
(a) the payment of any dividends or distributions payable solely in shares of the Company's Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to acquire the Company's Capital Stock (other than Disqualified Capital Stock), (b) the payment of any dividend within 60 days after the date of declaration thereof if, at such date of declaration, such payment complied with the provisions described above, (c) the payment of cash dividends or the making of loans or advances to Clark USA after October 1, 2002, in an amount sufficient to enable Clark USA to make cash payments of interest or dividends required to be made in respect of the New Exchangeable Preferred Stock or the Exchange Debentures in accordance with the terms thereof in effect on the date of the Indenture, (d) the payment of cash dividends or the making of loans or advances in an amount sufficient to enable Clark USA to make payments required to be made in respect of the 10 7/8% Notes in accordance with the terms thereof in effect on the date of the Indenture, (e) the retirement of any shares of the Company's Capital Stock in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of its Capital Stock (other than Disqualified Capital Stock) or options, warrants or other rights to purchase the Company's Capital Stock (other than Disqualified Capital Stock) and the declaration and payment of dividends on such new Capital Stock in an aggregate amount no greater than the amount of dividends declarable and payable on such retired Capital Stock immediately prior to such retirement, (f) the Chevron Payment, (g) the AOC Payment, (h) the Gulf Payments, (i) other Restricted Payments in an aggregate amount not to exceed $50 million, (j) the making of any payment in redemption of Capital Stock of the Company or Clark USA or options to purchase such Capital Stock granted to officers or employees of the Company or Clark USA pursuant to any stock option, stock purchase or other stock plan approved by the board of directors of the Company or Clark USA in connection with the severance or termination of officers or employees not to exceed $8.0 million per annum or the payment of cash dividends or the making of loans or advances to Clark USA to permit it to make such payments, (k) the declaration and payment of dividends to holders of any class or series of preferred stock of the Company and its Restricted Subsidiaries issued in accordance with the covenant "Limitation on Indebtedness," (l) the payment of dividends on the Company's common stock, following the first public offering of the Company's or Clark USA's common stock after the Issue Date, of up to 6% per annum of the net proceeds received by the Company in such public offering or the payment of funds to Clark USA in amounts necessary to permit Clark USA to make such payments to the extent the proceeds of such offering were contributed to the equity capital of the Company, (m) so long as no Default or Event of Default shall have occurred and be continuing (or would result therefrom), the payment to Clark USA (in the form of dividends, loans, advances or otherwise) of 100% of the proceeds of Indebtedness incurred pursuant to clause (xv) of the definition of "Permitted Indebtedness" to redeem, repurchase, defease or otherwise acquire or retire for value the 10 7/8% Notes; provided, however, that at the time of such redemption, repurchase, defeasance or other acquisition or retirement for value, the Consolidated Operating Cash Flow Ratio of the Company, after giving effect to the incurrence of Indebtedness in connection therewith, would be greater than 1.75 to 1.0, (n) the payment of dividends or the making of loans or advances by the Company to Clark USA in an amount not to exceed $2.0 million in any fiscal year for costs and expenses incurred by Clark USA in its capacity as a holding company or for services rendered to the Company, (o) Restricted Investments not to exceed at any one time an aggregate of $75.0 million, and (p) Restricted Investments made with Excluded Contributions.

  The board of directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default or Event of Default; provided that, in no event shall the business currently operated by the Company or Clark USA be transferred to or held by an Unrestricted Subsidiary, unless after giving pro forma effect to such transfer the Company could have incurred an additional $1.00 of Indebtedness pursuant to the Consolidated Operating Cash Flow Ratio test set forth in the first paragraph of the covenant described under "--Limitation on Indebtedness." For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in

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

the Subsidiary so designated shall be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this Limitation on Restricted Payments covenant. All such outstanding Investments shall be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation, and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  LIMITATION ON INDEBTEDNESS. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) other than (i) the New Notes, and (ii) Permitted Indebtedness, unless after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Company's Consolidated Operating Cash Flow Ratio is greater than 2 to 1. Notwithstanding the foregoing, the Company's Unrestricted Subsidiaries may incur Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company.

  Other than the limitations on incurrence of indebtedness contained in this covenant, there are no provisions in the Indenture that would protect the holders of the New Notes in the event of a highly leveraged transaction.

  LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES OF THE COMPANY. The Company will not, and will not permit any Restricted Subsidiary of the Company (other than a Securitization Special Purpose Entity) to, create or otherwise cause or suffer to exist or become effective, any consensual encumbrance or restriction which, by its terms, restricts the ability of any Restricted Subsidiary of the Company (other than a Securitization Special Purpose Entity) to (i) pay dividends or make any other distributions on any such Restricted Subsidiary's Capital Stock or pay any Indebtedness owed to the Company or any Restricted Subsidiary of the Company, (ii) make any loans or advances to the Company or any Restricted Subsidiary of the Company, or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary of the Company, except for, in the case of clauses (i), (ii) and (iii) above, any restrictions (a) existing under the Indenture and any restrictions existing on the Issue Date pursuant to any agreement relating to Existing Indebtedness of the Company or any Restricted Subsidiary, (b) pursuant to an agreement relating to Indebtedness incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company and outstanding on such date and not incurred in anticipation of becoming a Restricted Subsidiary, (c) imposed by virtue of applicable corporate law or regulation and relating solely to the payment of dividends or distributions to stockholders, (d) with respect to restrictions of the nature described in clause (iii) above, included in a contract entered into in the ordinary course of business and consistent with past practices that contains provisions restricting the assignment of such contract, (e) pursuant to an agreement effecting a renewal, extension, refinancing, refunding or replacement of Indebtedness referred to in (a) or
(b) above; provided, however, that the provisions contained in such renewal, extension, refinancing, refunding or replacement agreement relating to such encumbrance or restriction, taken as a whole, are not materially more restrictive than the provisions contained in the agreement the subject thereof, as determined in good faith by the board of directors, or (f) which will not in the aggregate cause the Company not to have the funds necessary to pay the principal of, premium, if any, or interest, including Additional Interest, on the New Notes at their Stated Maturity.

  LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES. The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, conduct any business or enter into any transaction or series of similar transactions (including, without limitation, the purchase,

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

sale, transfer, lease or exchange of any property or the rendering of any service) with (i) any direct or indirect holder of more than 5% of any class of Capital Stock of the Company or of any Restricted Subsidiary of the Company (other than transactions between or among the Company and/or its Restricted Subsidiaries except for Restricted Subsidiaries owned in any part by the Principal Shareholders) or (ii) any Affiliate of the Company (other than transactions between or among the Company and/or its Restricted Subsidiaries except for Restricted Subsidiaries owned in any part by the Principal Shareholders) (each of the foregoing, a "Shareholder/Affiliate Transaction") unless the terms of such business, transaction or series of transactions (a) are set forth in writing and (b) are as favorable to the Company or such Restricted Subsidiary in all material respects as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with a Person which is not such a stockholder or Affiliate and, if such transaction or series of transactions involves payment for services of such a stockholder or Affiliate, (x) for amounts greater than $10.0 million and less than $25.0 million per annum, the Company shall deliver an Officers' Certificate to the Trustee certifying that such Shareholder/Affiliate Transaction complies with clause (b) above or (y) for amounts equal to or greater than $25.0 million per annum, then (A) a majority of the disinterested members of the board of directors shall in good faith determine that such payments are fair consideration for the services performed or to be performed (evidenced by a Board Resolution) or (B) the Company must receive a favorable opinion from a nationally recognized investment banking firm chosen by the Company or, if no such investment banking firm is in a position to provide such opinion, a similar firm chosen by the Company (having expertise in the specific area which is the subject of the opinion), that such payments are fair consideration for the services performed or to be performed (a copy of which shall be delivered to the Trustee); provided that the foregoing requirements shall not apply to (i) Shareholder/Affiliate Transactions involving the purchase or sale of crude oil in the ordinary course of the Company's business, so long as such transactions are priced in line with the market price of a crude benchmark and the pricing of such transactions are equivalent to the pricing of comparable transactions with unrelated third parties; and provided further that the Gulf Payments shall not be deemed a Shareholder/Affiliate Transaction, (ii) Restricted Payments permitted by the provisions of the Indentures described under "Limitation on Restricted Payments", (iii) payments made in connection with the Blackstone Transaction, including fees to Blackstone, (iv) payment of annual management, consulting, monitoring and advisory fees and related expenses to Blackstone and its Affiliates, (v) payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary, (vi) payments by the Company or any of its Restricted Subsidiaries to Blackstone and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith, (vii) payments or loans to employees or consultants which are approved by a majority of the board of directors of the Company in good faith, (viii) any agreement in effect on the Issue Date and any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby, or (ix) any stockholder agreement or registration rights agreement to which the Company is a party on the Issue Date and any similar agreements which it may enter into thereafter; provided that the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment or under such a similar agreement entered into after the Issue Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not disadvantageous to the holders of the New Notes in any material respect.

  LIMITATION ON CERTAIN ASSET DISPOSITIONS. The Company will not, and will not permit any Restricted Subsidiary of the Company to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such disposition (or in the case of a lease, over the term of such lease) at least equal to the fair market value of the shares or assets disposed of (which shall be as determined in good faith by the Company), and
(ii) at least 75% of the consideration
for such disposition consists of cash or Cash Equivalents; provided that the following will be deemed to be cash for purposes of this covenant: (1) the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the applicable series of Notes) that are assumed by the transferee of any such assets and (2) any notes or other obligations received by the Company or such Restricted Subsidiary from a transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Disposition; provided, further, that the 75% limitation referred to above in clause (ii) will not apply to (x) any disposition of assets in which the cash portion of such consideration received therefor on an after-tax basis, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax net proceeds would have been had such transaction complied with the aforementioned 75% limitation, (y) any disposition of assets (other than the Port Arthur Refinery) in exchange for assets of comparable fair market value related to the Principal Business of the Company, provided that in any such exchange of assets of the Company or a Restricted Subsidiary with a fair market value in excess of $20.0 million occurring when Blackstone fails to hold, directly or indirectly, 30% or more of the total voting power of all classes of stock of the Company, the Company shall obtain an opinion or report from a nationally recognized investment banking firm, valuation expert or accounting firm confirming that the assets received by the Company and such Restricted Subsidiary in such exchange have a fair market value at least equal to the assets so exchanged, or (z) any disposition of Securitization Program Assets to any Securitization Special Purpose Entity in exchange for Indebtedness of, procurement of letters of credit and similar instruments by, or equity or other interests in, such Securitization Special Purpose Entity.

  Within 360 days of the later of (a) the receipt of the Net Available Proceeds and (b) the date of such applicable Asset Disposition, the Company may elect to (i) apply the Net Available Proceeds from such Asset Disposition to permanently redeem or repay Indebtedness of the Company or any Restricted Subsidiary, other than Indebtedness of the Company which is subordinated to the applicable series of New Notes or (ii) apply the Net Available Proceeds from such Asset Disposition to invest in assets related to the Principal Business of the Company or Capital Stock of any Person primarily engaged in the Principal Business if, as a result of such acquisition, such Person becomes a Restricted Subsidiary. Pending the final application of any such Net Available Proceeds, the Company may temporarily invest such Net Available Proceeds in any manner permitted by the Indentures. Any Net Available Proceeds from an Asset Disposition not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." The Credit Agreement may prohibit the use of Excess Proceeds to prepay the New Senior Subordinated Notes.

  As soon as practical, but in no event later than ten (10) Business Days after any date (an "Asset Disposition Trigger Date") that the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will commence an Offer (as described below under "Procedures for Offers") to purchase the maximum principal amount of New Notes that may be purchased out of the Excess Proceeds, at an Offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including Additional Interest, to the date of purchase. To the extent that any Excess Proceeds remain after completion of an Offer, the Company may use the remaining amount for general corporate purposes. Upon completion of such Offer, the amount of Excess Proceeds will be reset to zero.

  LIMITATION ON LIENS. The Company will not, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any asset now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom to secure any Indebtedness which is pari passu with or subordinate in right of payment to the applicable series of New Notes, unless such New Notes are secured equally and ratably simultaneously with or prior to the creation, incurrence or assumption of such Lien for so long as such Lien exists; provided, that in any case involving a Lien securing Indebtedness which is subordinated in right of payment to such New Notes, such Lien is subordinated to the Lien securing such New Notes to the same extent that such subordinated debt is subordinated to such New Notes.

  LIMITATION ON MERGER, CONSOLIDATION AND SALE OF ASSETS. The Company shall not consolidate or merge with or into (whether or not the Company is the Surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another Person unless (i) the Surviving Person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the Surviving Person (if other than the Company) assumes all of the obligations of the Company under the New Notes and the applicable Indentures pursuant to supplemental indentures in a form reasonably satisfactory to the Trustees, (iii) at the time of and immediately after such transaction, no Default or Event of Default shall have occurred and be continuing, and (iv) except with respect to a merger with or into Clark USA that does not result in a Rating Decline, after giving pro forma effect to the transaction, either (a) the Surviving Person would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Operating Cash Flow Ratio test set forth in the first paragraph of the covenant described under "--Limitations on Indebtedness" or (b) the Consolidated Operating Cash Flow Ratio of the Surviving Person would be no less than such ratio for the Company immediately prior to such transaction.

  LIMITATION ON ISSUANCE OF GUARANTEES OF INDEBTEDNESS. The Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee or secure the payment of any Indebtedness of the Company unless such Restricted Subsidiary simultaneously executes and delivers supplemental indentures to the Indentures providing for the guarantee or security of the payment of the New Notes by such Restricted Subsidiary (other than the grant of security interests in cash and cash equivalents, receivables and product inventories to secure obligations under the Credit Agreement). If the Indebtedness to be guaranteed is subordinated to a series of New Notes, the guarantee or security of such Indebtedness shall be subordinated to the guarantee or security of such New Notes to the same extent as the Indebtedness to be guaranteed is subordinated to such New Notes under the applicable Indenture. Notwithstanding the foregoing, any such guarantee or security by a Restricted Subsidiary of the New Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon either (i) the release or discharge of such guarantee or security of payment of such other Indebtedness, except a discharge by or as a result of payment under such guarantee or security or (ii) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, which sale, exchange or transfer is made in compliance with the applicable provision of the applicable Indenture.

NO SENIOR SUBORDINATED INDEBTEDNESS

  The Senior Subordinated Note Indenture also provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the New Senior Subordinated Notes.

CERTAIN INVESTMENT GRADE COVENANTS

  Upon the occurrence of an Investment Grade Rating Event with respect to a series of New Notes, each of the covenants (except for "--Limitation on Issuance of Guarantees of Indebtedness" and clauses (i), (ii) and (iii) of "-- Limitation on Merger, Consolidation and Sale of Assets" and, with respect to the New Senior Subordinated Notes, "--No Senior Subordinated Indebtedness") described above under "--Certain Non-Investment Grade Covenants" shall be of no further force and effect and shall cease to apply to the Company. In addition, each of the Indentures contains, among other things, the following covenants, each of which will apply to the Company upon and after the occurrence of an Investment Grade Rating Event with respect to the New Notes issued thereunder.

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

  RESTRICTIONS ON SECURED INDEBTEDNESS. If the Company shall incur, issue, assume or guarantee any Indebtedness secured by a Lien on any Principal Property of the Company or on any share of stock or Indebtedness of any Restricted Subsidiary (other than a Securitization Special Purpose Entity), the Company will secure the New Notes equally and ratably with (or, at the Company's option, prior to) such secured Indebtedness so long as such Indebtedness shall be so secured, unless the aggregate amount of all such secured Indebtedness, together with all Attributable Indebtedness of the Company with respect to any sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in clauses (i) through (v) under "--Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets. The above restriction does not apply to, and there will be excluded from secured Indebtedness in any computation under such restriction, Indebtedness secured by: (i) Liens on property of, or on any share of stock or Indebtedness of, any corporation existing at the time such corporation becomes a Restricted Subsidiary and Liens on any property acquired from a corporation which is merged with or into the Company or a Subsidiary, (ii) Liens in favor of the Company, (iii) Liens in favor of governmental bodies to secure progress, advance or other payments, (iv) Liens upon any property acquired after the date of the Indenture, securing the purchase price thereof or created or incurred simultaneously with (or within 270 days after) such acquisition to finance the acquisition of such property or existing on such property at the time of such acquisition, or Liens on improvements after such date, in each case subject to certain conditions and provided that the principal amount of the obligation or indebtedness secured by such Lien shall not exceed 100% of the cost or fair value (as determined in good faith by the Company), whichever shall be lower, of the property at the time of the acquisition, construction or improvement thereof, (v) Liens securing industrial revenue or pollution control bonds, (vi) Liens arising out of any final judgment for the payment of money aggregating not in excess of $25.0 million which remains unstayed, in effect and unpaid for a period of 60 consecutive days or Liens arising out of any judgments which are being contested in good faith, (vii) Permitted Liens in existence on the date of the Investment Grade Rating Event, (viii) Liens to secure obligations arising from time to time under the Credit Agreement, or (ix) any extension, renewal, or replacement of any Lien referred to in the foregoing clauses (i) through
(viii) inclusive.

  RESTRICTIONS ON SALES AND LEASEBACKS. The Company may not enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Indebtedness of the Company with respect to such transaction plus all secured Indebtedness (with the exception of secured Indebtedness which is excluded as described in clauses (i) through
(ix) under "--Restrictions on Secured Indebtedness" above) would not exceed 10% of Consolidated Net Tangible Assets. This restriction does not apply to, and there shall be excluded from Attributable Indebtedness in any computation under such restriction, any sale and leaseback transaction if: (i) the lease is for a period, including renewal rights, not in excess of three years; (ii) the sale of the Principal Property is made within 270 days after its acquisition, construction or improvements; (iii) the lease secures or relates to industrial revenue or pollution control bonds; (iv) the transaction is between the Company and a Restricted Subsidiary; or (v) the Company, within 270 days after the sale is completed, applies to the retirement of Indebtedness of the Company or a Restricted Subsidiary, or to the purchase of other property which will constitute a Principal Property, an amount not less than the greater of (1) the net proceeds of the sale of the Principal Property leased or (2) the fair market value (as determined by the Company in good faith) of the Principal Property leased. The amount to be applied to the retirement of Indebtedness shall be reduced by (x) the principal amount of any debentures or notes (including the Notes) of the Company or a Restricted Subsidiary surrendered within 270 days after such sale to the applicable trustee for retirement and cancellation, (y) the principal amount of Indebtedness, other than the items referred to in the preceding clause (x), voluntarily retired by the Company or a Restricted Subsidiary within 270 days after such sale and (z) associated transaction expenses.

  Procedures for Offers

  Within 30 days following a Change of Control resulting in a Rating Decline and on any Asset Disposition Trigger Date, the Company will mail to each holder of New Notes, at such Holder's

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

registered address, a notice stating: (i) the Offer is being made as a result of a Change of Control or one or more Asset Dispositions, the length of time the Offer shall remain open, and the maximum aggregate principal amount of New Notes that will be accepted for payment pursuant to such Offer, (ii) the purchase price, the amount of accrued and unpaid interest (including Additional Interest) as of the Purchase Date, and the Purchase Date, (iii) in the case of a Change of Control, the circumstances and material facts regarding such Change of Control, to the extent known to the Company (including, but not limited to, information with respect to pro forma and historical financial information after giving effect to such Change of Control, and information regarding the Person or Persons acquiring control), and (iv) such other information required by the Indenture and applicable laws and regulations.

  On the Purchase Date for any Offer, the Company will (1) in the case of an Offer resulting from a Change of Control, accept for payment all New Notes tendered pursuant to such Offer and, in the case of an Offer resulting from one or more Asset Dispositions, accept for payment the maximum principal amount of New Notes tendered pursuant to such Offer that can be purchased out of Excess Proceeds from such Asset Dispositions, (2) deposit with the Paying Agent the aggregate purchase price of all New Notes accepted for payment and any accrued and unpaid interest, including Additional Interest, on such New Notes as of the Purchase Date, and (3) deliver or cause to be delivered to the Trustee all New Notes tendered pursuant to the Offer. If less than all New Notes tendered pursuant to any Offer are accepted for payment by the Company for any reason, selection of the New Notes to be purchased will be in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed or, if the New Notes are not so listed, by lot or by such method as the Trustee shall deem fair and appropriate; provided that New Notes accepted for payment in part shall only be purchased in integral multiples of $1,000. The Paying Agent will promptly mail to each holder of New Notes accepted for payment an amount equal to the Purchase price for such New Notes plus any accrued and unpaid interest, including Additional Interest thereon, the Trustee will promptly authenticate and mail to such holder of New Notes accepted for payment in part new New Notes equal in principal amount to any unpurchased portion of the New Notes, and any New Notes not accepted for payment in whole or in part shall be promptly returned to the holder thereof. On and after a Purchase Date, interest will cease to accrue on the New Notes accepted for payment. The Company will announce the results of the Offer to holders of the New Notes on or as soon as practicable after the Purchase Date.

  The Company will comply with all applicable requirements of Rule 14e-1 under the Exchange Act and all other applicable securities laws and regulations thereunder, to the extent applicable, in connection with any Offer.

  Events of Default

  The following will be Events of Default under each of the Indentures: (a) failure to pay any interest on any New Note issued under such Indenture when due, continued for 30 days; (b) failure to pay principal of (or premium, if any, on) any New Note issued under such Indenture when due; (c) failure to perform or comply with the provisions described under "--Certain Covenants-- Limitation on Merger, Consolidation and Sale of Assets;" (d) failure to perform any other covenant or warranty of the Company in the Indenture, continued for 30 days after written notice as provided in the Indenture; (e) failure to pay, at final maturity, in excess of $25.0 million principal amount of any indebtedness of the Company or any Subsidiary of the Company, or acceleration of any indebtedness of the Company or any Subsidiary of the Company in an aggregate principal amount in excess of $25.0 million; (f) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Subsidiaries in an aggregate principal amount in excess of $50.0 million which remains unstayed, in effect and unpaid for a period of 60 consecutive days thereafter; and (g) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Subsidiary of the Company.

  If an Event of Default shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes issued under an Indenture may accelerate the maturity of all New Notes issued under such Indenture; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding New Notes issued under such Indenture may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "--Modification and Waiver."

  No holder of any New Note will have any right to institute any proceeding with respect to an Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding New Notes issued under such Indenture shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding New Notes issued under such Indenture a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a New Note for enforcement of payment of the principal of (and premium, if any) or interest on such New Note on or after the respective due dates expressed in such New Note.

  Subject to the provisions of the applicable Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding New Notes issued under an Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  The Company will be required to furnish to each Trustee annually a statement as to the performance by the Company of certain of its obligations under the applicable Indentures and as to any default in such performance.

  Defeasance

  The Indentures provide that, at the option of the Company, (A) if applicable, the Company will be discharged from any and all obligations in respect of the outstanding New Notes issued under such Indenture or (B) if applicable, the Company may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the applicable Indenture and the New Notes issued thereunder, and that such New Notes shall no longer be subject to the subordination provisions in the case of either (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized accounting firm to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding New Notes issued under such Indenture. With respect to clause (B), the obligations under the applicable Indenture other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service (the "Service") a ruling or there has been a change in law, which in the Opinion of Counsel provides that holders of the New Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the New Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent.

  Modification and Waiver

  Modifications and amendments of any of the Indentures may be made by the Company and the applicable Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding New Notes in the affected series; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding New Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any New Note, (b) reduce the principal amount of (or the premium), or interest on, any New Notes, (c) change the place or currency of payment of principal of (or premium), or interest on, any New Notes, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any New Notes, (e) reduce the above-stated percentage of outstanding New Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of outstanding New Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified.

  The holders of a majority in aggregate principal amount of the outstanding New Notes of a series may waive compliance by the Company with certain restrictive provisions of the applicable Indenture. The holders of a majority in aggregate principal amount of the outstanding New Notes of a series may waive any past default under the applicable Indenture.

  The Trustee

  Each Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in such Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under such Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  Each Indenture and the provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustees are permitted to engage in other transactions with the Company or any Affiliate; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the TIA), it must eliminate such conflict or resign.

  Certain Definitions

  Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to the Indentures for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

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

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "AOC Payment" means all payments made to AOC Limited Partnership, a limited partnership organized under the laws of the State of Missouri, constituting "Additional Redemption Consideration" required to be paid by Clark USA pursuant to Section 2.4 of the Stock Purchase and Redemption Agreement.

  "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiaries with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Restricted Subsidiary of such Person or by such Person to a Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business, or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business, which in the case of either clause (i), (ii) or (iii), whether in a single transaction or a series of related transactions, result in Net Available Proceeds in excess of $10.0 million; provided that (x) any transfer, conveyance, sale, lease or other disposition of assets securing the Credit Agreement in connection with the enforcement of the security interests therein and (y) any sale of crude oil pursuant to the contracts governing the Gulf Transaction shall not be deemed an Asset Disposition hereunder.

  "Attributable Indebtedness" means the total net amount of rent required to be paid during the remaining primary term of any particular lease under which any person is at the time liable, discounted at the rate per annum equal to the weighted average interest rate borne by the New Notes.

  "Blackstone" means Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates.

  "Blackstone Transaction" means the acquisition of 13,500,000 shares of common stock of Clark USA previously held by Trizec Hahn Corporation and certain of its subsidiaries.

  "Borrowing Base" means, as of any date, an amount equal to the sum of (i) 95% of the accounts receivable owned by the Company and its Restricted Subsidiaries (excluding any accounts receivable from Restricted Subsidiaries and any accounts receivable that are more than 90 days past due) as of such date, plus (ii) 90% of the market value of inventory owned by the Company and its Restricted Subsidiaries as of such date, plus (iii) 100% of the cash and Cash Equivalents owned by the Company and its Restricted Subsidiaries as of such date that are, as of such date, held in one or more separate accounts under the direct control of the agent bank under the Credit Agreement and that are as of such date pledged to secure working capital borrowings under the Credit Agreement, minus (iv) the principal amount of borrowings outstanding as of such date under the Credit Agreement to the extent that the amount of such borrowings exceeds the sum of clauses (i) and (ii) above, all of the foregoing calculated on a consolidated basis in accordance with GAAP.

  "Capital Lease" means, at the time any determination thereof is to be made, any lease of property, real or personal or mixed, in respect of which the present value of the minimum rental commitment would be capitalized on a balance sheet of the lessee in accordance with GAAP.

  "Capitalized Lease Obligation" of any Person means any lease of any property (whether real, personal or mixed) by such Person as lessee which, in conformity with GAAP, is required to be accounted for as a Capital Lease on the balance sheet of that Person.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of any association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, and (iii) in the case of a partnership, partnership interests (whether general or limited).

  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses
(ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition.

  "Change of Control" means any transaction the result of which is that any Person (an "Acquiring Person") other than Blackstone, or a Person, a majority of whose voting equity is owned by Blackstone, becomes the Beneficial Owner, directly or indirectly, of shares of stock of the Company or Clark USA entitling such Acquiring Person to exercise 50% or more of the total voting power of all classes of stock of the Company or Clark USA, as the case may be, entitled to vote in elections of directors. The term "Beneficial Owner" shall be determined in accordance with Rule 13d-3 under the Exchange Act.

  "Chevron Payment" means that certain contingent payment obligation of Clark USA to Chevron U.S.A. Inc. based on industry refining margins and the volume of refined oil products produced at the Port Arthur Refinery over a five-year period, pursuant to Section 3.1(d) of the Asset Purchase Agreement, dated as of August 18, 1994, between Clark USA and Chevron U.S.A. Inc., as amended.

  "Clark USA" means Clark USA, Inc., a Delaware corporation and the direct parent of the Company.

  "Consolidated Adjusted Net Worth" of any Person means the total amount of consolidated stockholder's equity (par value plus additional paid-in capital (including all Capital Stock except as excluded below) plus retained earnings or minus accumulated deficit) of such Person as reflected on the consolidated balance sheet of such Person and its Restricted Subsidiaries for the most recent Quarter prior to the event requiring such determination to be made, after excluding (to the extent otherwise included therein and without duplication) the following (the amount of such stockholder's equity and deductions therefrom to be computed, except as noted below, in accordance with GAAP consistently applied): (i) any amount receivable but not paid from sales of Capital Stock of such Person or its Restricted Subsidiaries determined on a consolidated basis; (ii) any revaluation or other write-up in book value of assets subsequent to the date hereof (other than write-ups of oil inventory previously written down and other than reevaluations or write-ups upon the acquisition of assets acquired in a transaction to be accounted for by purchase accounting under GAAP); (iii) treasury stock; (iv) an amount equal to the excess, if any, of the amount reflected on the books and records of such Person or its Restricted Subsidiaries for the securities of any Person which is not a Restricted Subsidiary of such Person over the lesser of cost or market value (as determined in good faith by the board of directors of such Person or such Restricted Subsidiary); (v) Disqualified Capital Stock; (vi) equity securities of such Person or its Restricted Subsidiaries which are not Disqualified Capital Stock but which are exchangeable for or convertible into debt securities of such Person or such Restricted Subsidiary, as the case may be, other than at the option of such Person or such Restricted Subsidiary except to the extent that the exchange or conversion rights in such other equity securities cannot, under any circumstances, be exercised prior to Maturity;
(vii) the cumulative foreign currency translation adjustment, if any; and
(viii) write-offs of non-cash items in an amount not to exceed $80.0 million.

  "Consolidated Net Operating Income" means, when used with reference to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that (i) the Net Income of any Person which is not a Subsidiary of such Person or is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to such Person or its Restricted Subsidiaries, (ii) the Net Income of any Unrestricted Subsidiary shall be excluded (except to the extent distributed to the Company or one of its Subsidiaries), (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) extraordinary gains and losses and gains and losses from the sale of assets outside the ordinary course of such Person's business shall be excluded, (v) the cumulative effect of changes in accounting principles in the year of adoption of such changes shall be excluded, and (vi) the tax effect of any of the items described in clauses (i) through (v) above shall be excluded.

  "Consolidated Net Tangible Assets" of a Person means the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less the sum of (i) all current liabilities and current liability items and (ii) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

  "Consolidated Operating Cash Flow" means with respect to any Person, Consolidated Net Operating Income of such Person and its Restricted Subsidiaries without giving effect to gains and losses on securities transactions (net of related taxes) for the period described below, increased by the sum of (i) consolidated Fixed Charges of such Person and its Restricted Subsidiaries which reduced Consolidated Net Operating Income for such period,
(ii) consolidated income tax expense (net of taxes relating to gains and losses on securities transactions) of such Person and its Restricted Subsidiaries which reduced Consolidated Net Operating Income for such period,
(iii) consolidated depreciation and amortization expense (including amortization of purchase accounting adjustments) of such Person and its Restricted Subsidiaries and other noncash items to the extent any of which reduced Consolidated Net Operating Income for such period, (iv) expenses incurred in connection with the Blackstone Transaction in an amount not to exceed $9.0 million, and (v) any annual management monitoring, consulting and advisory fees and related expenses paid to Blackstone and its affiliates in an amount not to exceed $2.0 million, less noncash items which increased Consolidated Net Operating Income for such period, all as determined for such Person and its consolidated Restricted Subsidiaries in accordance with GAAP for the four full Quarters for which financial information in respect thereof is available immediately prior to the Transaction Date.

  "Consolidated Operating Cash Flow Ratio" means, with respect to any Person, the ratio of (i) Consolidated Operating Cash Flow of such Person and its Restricted Subsidiaries for the four Quarters for which financial information in respect thereof is available immediately prior to the Transaction Date to
(ii) the aggregate Fixed Charges of such Person and its Restricted Subsidiaries for such four Quarters, such Fixed Charges and Preferred Stock Dividends to be calculated on the basis of the amount of the Indebtedness, Capitalized Lease Obligations and Preferred Stock of such Person and its Restricted Subsidiaries outstanding on the Transaction Date and assuming the continuation of market interest rate levels prevailing on the Transaction Date in any calculation of interest rates in respect of floating interest rate obligations; provided, however, that if such Person or any Restricted Subsidiary of such Person shall have acquired, sold or otherwise disposed of any Material Asset or engaged in an Equity Offering during the four full Quarters for which financial information in respect thereof is available immediately prior to the Transaction Date or during the period from the end of such fourth full Quarter to and including the Transaction Date, the calculation required in clause (i) above will be made giving effect to such acquisition, sale or disposition or the other investment of the Net Available Proceeds of such Equity Offering on a pro forma basis as if such acquisition, sale, disposition or investment had occurred at the beginning of such four full Quarter period without giving effect to clause (iii) of the definition of "Consolidated Net Operating Income" (that is, including in such calculation the Net Income for the relevant prior period of any Person acquired in a pooling of interests transaction, notwithstanding the provisions of said clause (iii)); provided, further, that Fixed Charges of such Person during the applicable period shall not include the amount of consolidated interest expense which is directly attributable to Indebtedness to the extent such Indebtedness is reduced by the proceeds of the incurrence of such Indebtedness which gave rise to the need to calculate the Consolidated Operating Cash Flow Ratio. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an Officer's Certificate, to (i) reflect operating expense reductions reasonably expected to result from the acquisition by the Company of such Material Assets or (ii) eliminate the effect of any extraordinary accounting event with respect to any acquired Person on Consolidated Net Operating Income.

  "Credit Agreement" means that certain Credit Agreement, dated as of September 25, 1997, by and among the Company and the financial institutions party thereto, including any related notes, recorded or otherwise perfected under applicable law (including any conditional sale or other title guarantees, collateral documents, instruments and agreements executed in connection therewith), and in each case as amended, modified, extended, renewed, refunded, replaced or refinanced from time to time.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Debt" means (i) any Indebtedness outstanding under the Credit Agreement, (ii) the Senior Note Indenture, (iii) the Term Loan, and
(iv) any other Senior Debt permitted under the Senior Subordinated Note Indenture, the principal amount of which is $20.0 million or more and that has been designated by the Company as "Designated Senior Debt."

  "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.

  "Disqualified Capital Stock" means any Capital Stock of the Company that, either by its terms or by the terms of any security into which it is convertible or exchangeable, is, or upon the happening of any event or passage of time would be, required to be redeemed or purchased (other than pursuant to an offer to repurchase such Capital Stock following a change of control, which offer may not be completed until 45 days after completion of the Offer described under "--Change of Control"), including at the option of the holder, in whole or in part, or has, or upon the happening of an event or passage of time would have, a redemption, sinking fund or similar payment due, on or prior to November 15, 2007.

  "Equity Offering" means any public or private sale of Capital Stock (including options, warrants or rights with respect thereto) of the Company or of Clark USA.

  "Excluded Contribution" means the net cash proceeds received by the Company after the Issue Date from (a) contributions to its common equity capital and
(b) the sale (other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock of the Company (other than Disqualified Stock), in each case, designated as Excluded Contributions pursuant to an Officers' Certificate.

  "Existing Indebtedness" means any outstanding Indebtedness of the Company and its Subsidiaries as of the Issue Date and in any event Indebtedness evidenced by the Credit Agreement whether or not outstanding on the Issue Date.

  "Fixed Charges" of any Person means, for any period, the sum of (i) consolidated Interest Expense of such Person and its Restricted Subsidiaries, plus (ii) all but the principal component of rentals in respect of consolidated Capitalized Lease Obligations of such Person and its Restricted Subsidiaries paid, accrued or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period, and determined in accordance with GAAP, plus (iii) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person. For purposes of this definition, (a) interest on Indebtedness which accrues on a fluctuating basis for periods succeeding the date of determination shall be deemed to accrue at a rate equal to the average daily rate of interest in effect during such immediately preceding Quarter and (b) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by the chief financial officer, treasurer or controller of such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board).

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entities as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

  "Guaranty" means a guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Gulf Payments" means all payments (other than the initial purchase price of $26.9 million under the Gulf Oil Purchase Contract) to Gulf Resources Corporation, a Panamanian corporation, and/or any of its Affiliates, in each case, pursuant to the Gulf Merger Agreement, the Gulf Oil Purchase Contract, the Gulf Stockholders' Agreement and the Gulf Pledge Agreement, as each is in effect on the date hereof.

  "Indebtedness" with respect to any Person, means any indebtedness, including, in the case of the Company, the indebtedness evidenced by the Notes, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capital Leases) (except any such balance that constitutes a trade payable in the ordinary course of business that is not overdue by more than 90 days from the invoice date or is being contested in good faith), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, and shall also include, to the extent not otherwise included, the Guaranty of Indebtedness of other Persons not included in the financial statements of the Company, the maximum fixed redemption or repurchase price of Disqualified Capital Stock (or if not redeemable or subject to repurchase, the issue price) and the maximum fixed redemption or repurchase price (or if not redeemable or subject to repurchase, the issue price) of Preferred Stock issued by any Restricted Subsidiary of the Company to any Person other than to the Company or a Restricted Subsidiary.

  "Interest Expense" of any Person means, for any period, the aggregate amount of interest expense in respect of Indebtedness (excluding (a) the Chevron Payment, (b) the AOC Payment, (c) the Gulf Payments and (d) the amortization of debt issuance expense relating to the Securities, but including without limitation or duplication (i) amortization of debt issuance expense with respect to other Indebtedness, (ii) amortization of original issue discount on any Indebtedness, and (iii) the interest portion of any deferred payment obligation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financings and the net cost associated with Interest Swap Obligations) paid, accrued or scheduled to be paid or accrued by such Person during such period, determined in accordance with GAAP.

  "Interest Swap Obligations" means, when used with reference to any Person, the obligations of such person under (i) interest rate swap agreements, interest rate exchange agreements, interest rate cap agreements, and interest rate collar agreements, (ii) currency swap agreements and currency exchange agreements, and (iii) other similar agreements or arrangements, which are, in each such case, designed solely to protect such Person against fluctuations in interest rates or currency exchange rates.

  "Investment" means, when used with reference to any Person, any direct or indirect advances, loans or other extensions of credit or capital contributions by such Person to (by means of transfers of property to others or payments for property or services for the account or use of others, or otherwise), or purchases or acquisitions by such Person of Capital Stock, bonds, notes, debentures or other securities issued by, any other Person or any Guaranty or assumption of any liability (contingent or otherwise) by such Person of any Indebtedness or Obligations of any other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

  "Issue Date" means November 21, 1997.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind (except for taxes not yet owing) in respect of such asset, whether or not filed, retention agreement, any lease in the nature thereof, any option or other agreement to sell and, with respect to which, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Loan Agreement" means the term loan agreement, dated as of November 21, 1997, among the Company, certain lenders and Goldman Sachs Credit Partners L.P., as agent, as amended from time to time.

  "Maturity" means, with respect to any New Notes, the date on which the principal of such New Notes becomes due and payable as provided in the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Available Proceeds" means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) net of (i) all legal and accounting expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such issuance and
(ii) all payments made by such Person or its Subsidiaries on any Indebtedness which must, in order to obtain a necessary consent to such issuance or by applicable law, be repaid out of the proceeds from such issuance.

  "Net Income" of any Person for any period means the net income (loss) from continuing operations of such Person for such period, determined in accordance with GAAP.

  "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

  "Obligations" means any principal (and premium, if any), interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Indebtedness" means Indebtedness incurred by the Company or its Restricted Subsidiaries (i) to renew, extend, refinance or refund Indebtedness that is permitted to be incurred pursuant to the Consolidated Operating Cash Flow Ratio test set forth in the covenant described under "--Limitation on Indebtedness" and clauses (ii) through (iv) and (xi) below; provided, however, that such Indebtedness does not exceed the principal amount of the Indebtedness so renewed, extended, refinanced or refunded plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company or such Restricted Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or such Restricted Subsidiary incurred in connection with such refinancing; and provided, however, that Indebtedness the proceeds of which are used to refinance or refund such Indebtedness shall only be permitted if (A) in the case of any refinancing or refunding of Indebtedness that is pari passu with the New Notes the refinancing or refunding Indebtedness is made pari passu with the New Notes or subordinated to the New Notes, (B) in the case of any refinancing or refunding of Indebtedness that is subordinated to the New Notes the refinancing or refunding of Indebtedness is made subordinated to the New Notes at least to the same extent as such Indebtedness being refinanced or refunded was subordinated to the New Notes and (C) in the case of the refinancing or refunding of Indebtedness that is subordinated to the New Notes, the refinancing or refunding Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued,
(x) does not provide for payments of principal of such Indebtedness at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company or such Restricted Subsidiary (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Indebtedness upon an event of default thereunder), in each case prior to the final stated maturity of the Indebtedness being refinanced or refunded and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company or such Restricted Subsidiary) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to an offer to purchase made by the Company or such Restricted Subsidiary), which is conditioned upon the change of control of the Company or such Restricted Subsidiary; (ii) arising from time to time under the Credit Agreement in an aggregate principal amount which, together with any obligations under clause (xi) below, do not exceed the greater of (a) $500.0 million at any one time outstanding less the aggregate amount of all proceeds of all Asset Dispositions that have been applied since the Issue Date to permanently reduce the outstanding amount of such Indebtedness and (b) the amount of the Borrowing Base as of such date (calculated on a pro forma basis after giving effect to such borrowing and the application of the proceeds therefrom); (iii) outstanding on the Issue Date; (iv) evidenced by trade letters of credit incurred in the ordinary course of business not to exceed $20 million in the aggregate at any time; (v) between or among the Company and/or its Restricted Subsidiaries other than Restricted Subsidiaries owned in any part by the Principal Shareholders; (vi) which is Subordinated Debt; (vii) arising out of Sale and Leaseback Transactions or Capitalized Lease Obligations relating to computers and other office equipment and elements, catalysts or other chemicals used in connection with the refining of petroleum or petroleum by-products; (viii) the proceeds of which are used to make the Chevron Payment, the AOC Payment and the Gulf Payments; (ix) arising out of Interest Swap Obligations; (x) in connection with capital projects qualifying under Section 142(a) (or any successor provision) of the Internal Revenue Code of 1986, as amended, in an amount not to exceed $75.0 million in the aggregate at any time; (xi) obligations of the Company or any Restricted Subsidiary in connection with any Qualified Securitization Transaction in an amount which, together with any amount under clause (ii) above, does not exceed the greater of (a) $500.0 million at any one time outstanding less the aggregate amount of all proceeds of all Asset Dispositions that have been applied since the Issue Date to permanently reduce the outstanding amount of such Indebtedness and (b) the amount of the Borrowing Base as of such date (calculated on a pro forma basis after giving effect to such borrowing and the application of the proceeds therefrom); (xii) any guarantee by the Company of Indebtedness of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness is permitted to be incurred under the covenant "-- Limitation on Indebtedness;" (xiii) Indebtedness or preferred stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the applicable Indenture; provided that such Indebtedness or preferred stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger either (A) the Company would be permitted to incur at least $1.00 of additional Indebtedness under the Consolidated Operating Cash Flow Ratio test set forth in the first paragraph of "--Limitation on Indebtedness" or (B) the Company's Consolidated Operating Cash Flow Ratio is equal to or greater than such ratio immediately prior to such acquisition or merger; (xiv) in an amount not greater than twice the aggregate amount of cash contributions made to the capital of the Company; (xv) in exchange for, or the proceeds of which are used to refund or refinance the 10 7/8% Notes; provided, however, that after giving effect to such exchange, refunding or refinancing, the Consolidating Operating Cash Flow Ratio exceeds 1.75 to 1.0 and such Indebtedness shall be subordinated to the New Senior Notes to at least the same extent as the New Senior Subordinated Notes are subordinated to the New Senior Notes; and (xvi) in addition to Indebtedness permitted by clauses (i) through (xv) above, Indebtedness not to exceed on a consolidated basis for the Company and its Restricted Subsidiaries at any time $75.0 million.

  "Permitted Junior Securities" means Capital Stock (and all warrants, options or other rights to acquire Capital Stock) in the Company or debt securities that are subordinated to the New Senior Subordinated Notes (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the New Senior Subordinated Notes are subordinated to Senior Debt pursuant to the Senior Subordinated Note Indenture.

  "Permitted Liens" means (i) Liens in favor of the Company; (ii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iii) Liens on property existing at the time of acquisition thereof by the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (iv) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (v) Liens existing on the Issue Date; (vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (vii) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's, and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor; (viii) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Company or impair the use of such property in the operation of the Company's business; (ix) judgment Liens to the extent that such judgments do not cause or constitute a Default or an Event of Default; (x) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or the construction costs of property or assets constructed in the ordinary course of business on or after the Issue Date, provided that (a) such property or assets are used in the Principal Business of the Company, (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien shall not exceed the lesser of the cost or fair market value of the assets or property (or portions thereof) so acquired or constructed, (c) each such Lien shall encumber only the assets or property (or portions thereof) so acquired or constructed and shall attach to such assets or property within 180 days of the purchase or construction thereof and
(d) any Indebtedness secured by such Lien shall have been permitted to be incurred under the covenant entitled "--Limitation on Indebtedness"; (xi) Liens incurred in the ordinary course of business of the Company with respect to obligations that do not exceed 5% of Consolidated Net Tangible Assets at any one time outstanding; (xii) Liens incurred in connection with Interest Swap Obligations; (xiii) Liens on any Securitization Program Assets in connection with any Qualified Securitization Transaction; (xiv) Liens to secure obligations owing from time to time under the Credit Agreement; and
(xv) with respect to the Senior Subordinated Notes, Liens to secure Senior
Debt.

  "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

  "Port Arthur Refinery" means the refinery in Port Arthur, Texas and certain other assets acquired from Chevron U.S.A., Inc.

  "Principal Business" means, with respect to the Company and its Restricted Subsidiaries, (i) the business of the acquisition, processing, marketing, refining, storage and/or transportation of hydrocarbons and/or royalty or other interests in crude oil or associated products related thereto, (ii) the acquisition, operation, improvement, leasing and other use of convenience stores, retail service stations, truck stops and other public accommodations in connection therewith, (iii) any business currently engaged in by the Company or its Restricted Subsidiaries on the Issue Date, and (iv) any activity or business that is a reasonable extension, development or expansion of, or reasonably related to, any of the foregoing.

  "Principal Property" means (i) any refinery and related pipelines, terminalling and processing equipment or (ii) any other real property or marketing assets or related group of such assets of the Company having a fair market value in excess of $20.0 million.

  "Principal Shareholders" means (i) Blackstone, (ii) Occidental Petroleum Corporation, (iii) Gulf Resources Corporation, and (iv) Affiliates of the Persons described in the foregoing clauses (i) through (iii), other than the Company and its Subsidiaries.

   "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any Subsidiary pursuant to which the Company or any Subsidiary may sell, convey, grant a security interest in or otherwise transfer to a Securitization Special Purpose Entity, and such Securitization Special Purpose Entity may sell, convey, grant a security interest in, or otherwise transfer to any other Person, any Securitization Program Assets (whether now existing or arising in the future).

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

  "Quarter" means a fiscal quarterly period of the Company.

  "Rating Agencies" means (i) S&P and Moody's or (ii) if S&P or Moody's or both of them are not making ratings of the New Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody's or both, as the case may be.

  "Rating Category" means (i) with respect to S&P, any of the following categories (any of which may include a "+" or "-"); AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories (any of which may include a "1," "2" or "3"); Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories), and (iii) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

  "Rating Decline" means that at any time within 90 days (which period shall be extended so long as the rating of the New Notes is under publicly announced consideration for possible down grade by any Rating Agency) after the date of public notice of a Change of Control, or of the intention of the Company or of any Person to effect a Change of Control, the rating of the New Notes is decreased by both Rating Agencies by one or more categories and the ratings on the New Notes following such downgrade is below Investment Grade.

  "Receivables" means all rights of the Company or any Subsidiary of the Company to payments (whether constituting accounts, chattel paper, instruments, general intangibles or otherwise, and including the right to payment of any interest or finance charges), which rights are identified in the accounting records of the Company or such Subsidiary as accounts receivable.

  "Redemption Date," when used with respect to any New Note to be redeemed, means the date fixed for such redemption by or pursuant to the applicable Indenture.

  "Redemption Price," when used with respect to any New Note to be redeemed, means the price at which it is to be redeemed pursuant to the applicable Indenture.

  "Restricted Debt Prepayment" means any purchase, redemption, defeasance (including, but not limited to, in-substance or legal defeasance) or other acquisition or retirement for value (collectively a "prepayment") other than in connection with a concurrent issuance of pari passu or Subordinated Indebtedness, directly or indirectly, by the Company or a Restricted Subsidiary of the Company, prior to the scheduled maturity on or prior to any scheduled repayment of principal (and premium, if any) or sinking fund payment in respect of Indebtedness of the Company (other than the New Notes) which is subordinate in right of payment to the applicable series of New Notes.

  "Restricted Investment" means any direct or indirect Investment by the Company or any Restricted Subsidiary of the Company in (i) any Affiliate of the Company which is not a Restricted Subsidiary of the Company and (ii) any Unrestricted Subsidiary of the Company, other than direct or indirect investments in (a) Polymer Asphalt L.L.C., a Missouri limited liability company, (b) Bagel Street Holdings, Inc., and (c) any pipeline company in which the Company or any of its Restricted Subsidiaries now owns or hereafter acquires any interest; provided that the aggregate amount of Investments made by the Company or any of its Restricted Subsidiaries pursuant to clauses (a),
(b) and (c) above shall not exceed $25.0 million in the aggregate at any one time outstanding provided, that no Investment in a Securitization Special Purpose Entity in connection with a Qualified Securitization Transaction shall be a Restricted Investment.

  "Restricted Payment" means (i) any Stock Payment, (ii) any Restricted Investment, or (iii) any Restricted Debt Prepayment. Notwithstanding the foregoing, Restricted Payments shall not include (a) payments by the Company to any Restricted Subsidiary of the Company, (b) payments by any Restricted Subsidiary of the Company to the Company or any other Restricted Subsidiary of the Company, (c) the Chevron Payment, (d) the AOC Payment, and (e) the Gulf Payments.

  "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not (i) an Unrestricted Subsidiary or (ii) a direct or indirect Subsidiary of an Unrestricted Subsidiary.

  "S&P" means Standard & Poor's Rating Services and its successors.

  "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 365 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

  "Securitization Program Assets" means (a) all Receivables and inventory which are described as being transferred by the Company or any Subsidiary of the Company pursuant to documents relating to any Qualified Securitization Transaction, (b) all Securitization Related Assets, and (c) all collections (including recoveries) and other proceeds of the assets described in the foregoing clauses.

  "Securitization Related Assets" means (i) any rights arising under the documentation governing or relating to Receivables (including rights in respect of Liens securing such Receivables and other credit support in respect of such Receivables) or to inventory, (ii) any proceeds of such Receivables or inventory and any lockboxes or accounts in which such proceeds are deposited,
(iii) spread accounts and other similar accounts (and any amounts on deposit therein) established in connection with a Qualified Securitization Transaction, (iv) any warranty, indemnity, dilution and other intercompany claim arising out of the documents relating to such Qualified Securitization Transaction, and (v) other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable or inventory.

  "Securitization Special Purpose Entity" means a Person (including, without limitation, a Subsidiary of the Company) created in connection with the transactions contemplated by a Qualified Securitization Transaction, which Person engages in no activities other than those incidental to such Qualified Securitization Transaction.

  "Senior Debt" means (i) all Indebtedness outstanding under the Credit Agreement and the Loan Agreement, (ii) Indebtedness represented by the New Senior Notes, the 10 1/2% Notes and the 9 1/2% Notes, (iii) any other Indebtedness permitted to be incurred by the Company under the terms of the Senior Subordinated Note Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the New Senior Subordinated Notes, and
(iv) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (v) Indebtedness represented by preferred stock, (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables, or (z) any Indebtedness that is incurred in violation of the Senior Subordinated Note Indenture; provided, however, that any Indebtedness incurred under the Credit Agreement, in respect of which the lenders or the agent thereunder receive from the Company a representation that such Indebtedness is Senior Debt for all purposes under the Senior Subordinated Note Indenture, shall be Senior Debt for all purposes under the Senior Subordinated Note Indenture notwithstanding this clause (z).

  "Stated Maturity" means November 15, 2007.

  "Stock Payment" means, with respect to the Company, any dividend, either in cash or in property (except dividends payable in Capital Stock of the Company which is not convertible into Indebtedness), on, or the making by the Company of any other distribution in respect of, its Capital Stock, now or hereafter outstanding, or the redemption, repurchase, retirement, defeasance or any acquisition for value by the Company, directly or indirectly, of its Capital Stock or any warrants, rights or options to purchase or acquire shares of any class of its Capital Stock, now or hereafter outstanding (other than in exchange for the Company's Capital Stock (other than Disqualified Capital Stock) or options, warrants or other rights to purchase the Company's Capital Stock (other than Disqualified Capital Stock)).

  "Stock Purchase and Redemption Agreement" means that certain Stock Purchase and Redemption Agreement dated as of December 30, 1992, by and among AOC Limited Partnership, P. Anthony Novelly, Samuel R. Goldstein, G&N Investments, Inc., The Horsham Corporation, the Company and Clark USA.

  "Subordinated Indebtedness" means, with respect to any series of New Notes, any Indebtedness of the Company which is subordinated in right of payment to such series of New Notes and with respect to which no payments of principal (by way of sinking fund, mandatory redemption, maturity or otherwise) including, without limitation, at the option of the holder thereof (other than pursuant to an offer to repurchase such Subordinated Indebtedness following a change of control, which offer may not be completed until 45 days after completion of the Offer described under "--Change of Control") are required to be made by the Company at any time prior to the Stated Maturity of such series of New Notes.

  "Subsidiary" of any Person means (i) a corporation more than 50% of the total voting power of all classes of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

  "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

  "Transaction Date" means the date on which the Indebtedness giving rise to the need to calculate the Consolidated Operating Cash Flow Ratio was incurred or the date on which, pursuant to the terms of this Indenture, the transaction giving rise to the need to calculate the Consolidated Operating Cash Flow Ratio occurred.

  "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the Issue Date; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

  "Unrestricted Subsidiary" means any Subsidiary that is designated by the board of directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Capital Stock (including options, warrants or other rights to acquire Capital Stock) or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. The board of directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under "--Certain Covenants--Limitation on Indebtedness," and (ii) no Default or Event of Default would be in existence following such designation.

  "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

  "Wholly Owned U.S. Restricted Subsidiary" of any Person means a Wholly Owned Restricted Subsidiary of such Person which is organized under the laws of any state in the United States or of the District of Columbia.

                         BOOK ENTRY; DELIVERY AND FORM

GENERAL

  The New Notes are being offered to existing holders of the Old Notes. The New Notes will be issued only in fully registered form, without interest coupons. The New Notes will not be issued in bearer form.

  Each series of New Notes will initially be represented by a single permanent global certificate (each a "Global Note" and collectively the "Global Notes"). The Global Notes will be deposited with the Senior Note Trustee or the Senior Subordinated Note Trustee, as applicable, as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

  Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  In addition, transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, these of Euroclear and CEDEL), which may change from time to time. Beneficial interests in the Global Notes may not be exchanged for New Notes in certified form except in the limited circumstances described below. See "--Exchange of Interests in Global Notes for Certificated Notes."

EXCHANGE OF INTERESTS IN GLOBAL NOTES FOR CERTIFICATED NOTES

  As long as DTC, or its nominee, is the registered holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the New Notes represented by such Global Notes for all purposes under the Indenture, and the New Notes. Unless DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Notes, or ceases to be a "Clearing Agency" registered under the Exchange Act, or announces an intention permanently to cease doing business or does in fact do so, or an Event of Default has occurred and is continuing with respect to either Global Note, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive a physical delivery of such applicable New Note in definitive form and will not be considered the owners or Holders of such Global Note (or any New Notes represented thereby) under the applicable Indenture or series of New Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the applicable Indenture referred to herein). In the event that owners of beneficial interests in a Global Note become entitled to receive such applicable New Notes in certificated form, such New Notes will be issued only as New Notes in certificated form in denominations of $1,000 and integral multiples thereof.

DEPOSITORY PROCEDURES WITH RESPECT TO GLOBAL NOTES

  The following description of the operations and procedures of DTC, Euroclear and CEDEL is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

  Upon the issuance of the Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC ("Participants") or persons who hold interests through Participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interest of persons other than Participants).

  AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF THE GLOBAL NOTES, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NEW NOTES REPRESENTED BY SUCH GLOBAL NOTES FOR ALL PURPOSES UNDER THE INDENTURES AND THE NEW NOTES. Unless DTC notifies the Company that it is unwilling or unable to continue as depository for the Global Notes, or ceases to be a "Clearing Agency" registered under the Exchange Act, or announces an intention permanently to cease business or does in fact do so, or an Event of Default has occurred and is continuing with respect to the Global Notes, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such applicable New Notes in definitive form and will not be considered the owners or holders of such Global Notes (or any applicable New Notes presented thereby) under the applicable Indenture or series of New Notes. In addition, no beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein and, if applicable, those of Euroclear and CEDEL). In the event that owners of beneficial interests in a Global Note become entitled to receive such applicable New Notes in definitive form, such New Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

  Investors may hold their interests in the Global Notes through CEDEL or Euroclear, if they are Participants in such systems, or indirectly through organizations which are Participants in such systems. Investors may also hold such interests through organizations other than CEDEL and Euroclear that are Participants in the DTC system. CEDEL and Euroclear will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which, in turn, will hold such interests in the Global Notes in customers' securities accounts in the depositories' names on the books of DTC. Investors may hold their interests in the Global Notes directly through DTC, if they are Participants in such system. All interests in the Global Notes, including those held through Euroclear or CEDEL, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and CEDEL may also be subject to the procedures and requirements of such system.

  Payments of the principal of, premium, if any, and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  All payments with respect to the New Notes will be made by the Company in immediately available funds. Subject to the following considerations, beneficial interests in the Global Notes will trade in DTC's Settlement System unit maturity, and secondary market trading activity in such interests will therefore settle in immediately available funds. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Notes representing any New Notes held by it or its nominee, will immediately credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global Notes for such New Notes as shown on the records of DTC or its nominee. The Company also expects the payments by Participants to owners of beneficial interest in such Global Notes held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants.

  Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between Participants in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  Cross-market transfers between DTC Participants, on the one hand, and Euroclear or CEDEL Participants, on the other hand, will be effected by DTC in accordance with DTC's rules on behalf of

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

Euroclear or CEDEL, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures or same-day funds settlement applicable to DTC. Euroclear Participants and CEDEL Participants may not deliver instructions directly to the depositaries for Euroclear or CEDEL.

  Because of time zone differences, the securities account of a Euroclear or CEDEL Participant purchasing an interest in the Global Notes from a DTC Participant will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear and CEDEL) immediately following the DTC settlement date. Cash received on Euroclear or CEDEL as a result of sales of interests in a Global Note by or through a Euroclear or CEDEL Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following the DTC settlement date.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default (as defined below) under the New Notes, DTC reserves the right to exchange the Global Notes for legended New Notes in certificated form, and to distribute such New Notes to its Participants.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. Direct Participants of the Depository ("Direct Participants") include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its Participants are on file with the Commission.

  Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among Participants of DTC, Euroclear and CEDEL, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustees nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and CEDEL, their Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

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

CERTIFICATED NOTES

  If DTC is at any time unwilling or unable to continue as a depositary for the reasons set forth above under "--Depository Procedures with Respect to Registered Global Notes", or in the case of a Registered Global Note held for an account of Euroclear or CEDEL, Euroclear or CEDEL (as the case may be) is closed for business for 14 continuous days or announces an intention to cease or permanently ceases business, the Company will issue certificates for the New Notes in definitive, fully registered, non-global form without interest coupons in exchange for the Global Notes.

  The holder of a New Note in non-global form may transfer by surrendering it at the office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the applicable Trustee.

  Notwithstanding any statement herein, the Company and the applicable Trustee reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing New Notes, as they may determine are necessary to ensure compliance with the Securities Laws of the United States and any other applicable laws, or as DTC, Euroclear or CEDEL may require.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion is a summary of certain United States federal tax considerations relevant to the purchase, ownership and disposition of the New Notes by the Holders thereof. The discussion is limited to Holders of New Notes exchanged for Old Notes of which such Holders were the original purchasers and does not address the tax consequences to other, e.g. subsequent, holders of the New Notes. This summary does not purport to be a complete analysis of all the potential federal income tax effects relating to the purchase, ownership and disposition of the New Notes. There can be no assurance that the IRS will take a similar view of such consequences. Further the discussion does not address all aspects of taxation that may be relevant to particular purchasers in light of their individual circumstances (including the effect of any foreign, state or local tax laws) or to certain types of purchasers (including dealers in securities, insurance companies, financial institutions and tax-exempt entities) subject to special treatment under United States federal income tax laws. The discussion below assumes that the New Notes are held as capital assets.

  The discussion of the United States federal income tax consequences set forth below is based upon provisions of the Code, judicial decisions, and administrative interpretation all in effect as of the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively. Because individual circumstances may differ, each prospective Holder of the New Notes is strongly urged to consult its own tax advisor with respect to its particular tax situation and the particular tax effects of any state, local, non-United States, or other tax laws and possible changes in the tax laws.

  As used herein, the term "United States Holder" means a beneficial owner of a New Note who or which is for United States federal income tax purposes either (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a "United States Trust." A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year ending after August 20, 1996, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The term "United

States Holder" also includes certain former citizens of the United States whose income and gain on the New Notes will be subject to United States taxation. As used herein, the term Foreign Holder means a beneficial owner of a New Note that is not a United States Holder.

CONSEQUENCES OF THE EXCHANGE OFFER TO EXCHANGING AND NONEXCHANGING HOLDERS

  The exchange of an Old Note for a New Note pursuant to the Exchange Offer will not be taxable to an exchanging Holder for federal income tax purposes. As a result (i) an exchanging Holder will not recognize any gain or loss on the exchange; (ii) the holding period for the New Note will include the holding period for the Old Note; (iii) the basis of the New Note will be the same as the basis for the Old Note; and (iv) the original issue discount ("OID") on the New Note will be the same as on the Old Note.

  The Exchange Offer will result in no federal income tax consequences to a nonexchanging holder of Old Notes.

  The treatment of interest described below with respect to the New Notes is based in part upon the Company's determination that, as of the date of issuance of the Old Notes, the possibility that additional interest would be paid to holders of such Notes pursuant to a Registration Default was remote, in which case the possibility of such payment would not, as of the issue date, have caused the Old Notes to be treated as having been issued with OID under Treasury Regulations with respect to OID and contingent payments, which ignore "remote" or "incidental" contingencies. The IRS may take a different position, which could affect the timing and character of interest income reported by Holders of the New Notes. The Company's determination that such payments are a remote contingency for these purposes is binding on a Holder, unless such Holder discloses in the proper manner to the IRS that it is taking a different position.

PAYMENTS OF INTEREST

  Interest paid on a New Note will generally be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the United States Holder's method of accounting for federal income tax purposes.

DE MINIMIS ORIGINAL ISSUE DISCOUNT

  The Old Notes were issued with "de minimis" OID, because the Old Notes' "stated redemption price at maturity" exceeded their issue price but by less than a "de minimis amount" (as defined below). Generally, the issue price of an Old Note was the first price at which a substantial amount of Old Notes included in the issue of which the Old Note was a part was sold to other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of an Old Note was the total of all payments provided by the Old Note that were not payments of "qualified stated interest." A qualified stated interest payment is generally any one of a series of stated interest payments on an obligation that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the obligation.

  In general, because the excess of an Old Note's stated redemption price at maturity over its issue price was less than 1/4 of 1 percent of the Old Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), such excess constitutes "de minimis original issue discount" and is not subject to inclusion in a United States Holder's gross income calculated on a constant yield method before the receipt of cash attributable to such income (absent the election referred to below). The New Notes are a continuation of the Old Notes for which they are exchanged for federal income tax purposes, including with respect to de minimis OID on such

Old Notes. Accordingly, unless a United States Holder makes an election to treat all interest including stated interest and de minimis OID on a New Note as OID which is subject to inclusion in gross income on a constant yield basis, a United States Holder of a New Note with de minimis original issue discount will include such de minimis original issue discount in gross income as stated principal payments on the New Note are made. The includible amount (which will be treated as a gain on retirement of a New Note, as described below) with respect to each such payment will equal the product of the total amount of the New Note's de minimis original issue discount and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the New Note.

SALE, EXCHANGE OR RETIREMENT OF NEW NOTES

  Upon the sale, exchange or retirement of a New Note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amount attributable to accrued but unpaid interest) and such Holder's adjusted tax basis in the New Note. A United States Holder's adjusted tax basis in a New Note exchanged for an Old Note will equal the cost of the Old Note to such Holder, reduced by any principal payments received by such Holder and increased by any gain (e.g. de minimis OID) recognized on the receipt of any such principal payments.

  Gain or loss realized on the sale, exchange or retirement of a New Note (including gain attributable to de minimis OID) by a United States Holder will be capital gain or loss, and will be long-term capital gain or loss if at the time of the sale, exchange or retirement the New Note has been held for more than one year. The holding period of a New Note for this purpose would include the Holder's holding period for the Old Note he exchanged for the New Note. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate (not in excess of 28%) than ordinary income for certain non-corporate taxpayers, but not for corporate taxpayers. Also, under the Taxpayer Relief Act of 1997, even lower rates (generally not in excess of 20%) apply to the sale or exchange of capital assets by certain noncorporate taxpayers who have held such assets for more than 18 months. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

TAX CONSEQUENCES TO FOREIGN HOLDERS

  Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

    (a) payments of principal of and interest on the New Notes by the Company or any paying agent to a beneficial owner of a New Note that is a Foreign Holder, as defined above, will not be subject to United States federal withholding tax, provided that, in the case of interest, (i) such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) such Holder is not, for United States federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, (iii) such Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury regulations thereunder (summarized below) are met;

    (b) a Foreign Holder of a New Note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such New Note, unless (i) such Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met or (ii) such gain is effectively connected with the conduct by such Holder of a trade business in the United States; and

    (c) a New Note held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to United States federal estate tax as a result of such individual's death, provided that, at the time of such individual's death, the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and payments with respect to such New Note, if received at the time of the individual's death, would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

  Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that, in order to obtain the exemption from withholding tax described in paragraph (a) above, either (i) the beneficial owner of a New Note must certify, under penalties of perjury, to the Company or paying agent, as the case may be, that such owner is a Foreign Holder and must provide such owner's name and address, and United States taxpayer identification number, if any, or
(ii) a securities clearing organization, bank or other financial institution that holds customers securities in the ordinary course of its trade or business (a "Financial Institution") and holds the New Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to the Company or paying agent, as the case may be, that such certificate has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and must furnish the payor with a copy thereof. A certificate described in this paragraph is effective only with respect to payments of interest made to the certifying Foreign Holder after delivery of the certificate in the calendar year of its delivery and the two immediately succeeding calendar years. Such requirement will be fulfilled if the beneficial owner of a New Note certifies on IRS Form W-8, under penalties of perjury, that it is a Foreign Holder and provides its name and address, and any Financial Institution holding the New Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

  The United States Treasury Department recently adopted new Treasury Regulations (the "New Regulations") with respect to withholding and backup withholding generally effective for payments after December 31, 1998. The New Regulations similarly require a certification on Form W-8 in a manner similar to that described above as the basis for a withholding tax exception, but also provide that the certification requirement may be satisfied with other documentary evidence for interest paid after December 31, 1998 with respect to an offshore account or through certain foreign intermediaries.

  If a Foreign Holder of a New Note is engaged in a trade or business in the United States, and if interest on the New Note, or gain realized on the sale, exchange or other disposition of the New Note, is effectively connected with the conduct of such trade or business, the Foreign Holder, although exempt from United States withholding tax, will generally be subject to regular United States income tax on such interest or gain in the same manner as if it were a United States Holder. In lieu of the certificate described in the preceding paragraph, such a holder will be required to provide to the Company a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. The New Regulations, though, will require a Form W-8 in place of the Form 4224. In addition, if such Foreign Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of a New Note will be included in the earnings and profits of such Foreign Holder if such interest or gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  Under current United States federal income tax law, a 31% backup withholding tax requirement applies to certain payments of interest on, and the proceeds of a sale, exchange or redemption of, the New Notes. In addition, certain persons making such payments are required to submit information returns (i.e. IRS Forms 1099) to the IRS with regard to those payments.

  Backup withholding and information reporting will generally not apply with respect to payments made to certain exempt recipients such as corporations or certain exempt entities. In the case of a non-corporate United States Holder, backup withholding generally will apply only if such holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

  In the case of a Foreign Holder, information reporting on IRS Form 1099 (including IRS Form 1099B) and backup withholding will not apply to payments made by the Company or any paying agent thereof on a New Note if such Holder has provided the required certification on Form W-8 (as described above under "Tax Consequences to Foreign Holders") under penalties of perjury that it is not a United States Holder or has otherwise established an exemption, provided in each case that the Company or such paying agent, as the case may be, does not have actual knowledge that the payee is a United States Holder. The New Regulations have similar rules. However, interest on a New Note beneficially owned by a Foreign Holder will be required to be reported annually on IRS Form 1042S.

  If payments on a New Note are made to or through a foreign office of a custodian, nominee, broker or other agent acting on behalf of a beneficial owner of a New Note, such custodian, nominee or other agent will not be required to apply backup withholding or information reporting to such payments made to such beneficial owner. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption. Under the New Regulations, backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person.

  Payments on the sale, exchange or other disposition of a New Note made to or through a foreign office of a broker generally will not be subject to backup withholding. Such payments, however, will be subject to information reporting if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three year period, unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Under the New Regulations, backup withholding will apply if such broker has actual knowledge that the payee is a United States Holder. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Holder certifies, under penalties of perjury, that it is not a United States Holder and the payor does not have actual knowledge to the contrary, or otherwise establishes an exemption.

  Holders of New Notes should consult their tax advisors regarding the application of backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from payment under the backup withholding rules will be allowed as a credit against a Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

  THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF NEW NOTES SHOULD CONSULT

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

ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE PROSPECTIVE HOLDER OF THE NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR NON-U.S. INCOME TAX LAWS AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

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

                    DESCRIPTION OF CERTAIN DEBT INSTRUMENTS

  Set forth below is a summary of certain debt instruments to which the Company is a party. The summary does not purport to be complete, and where reference is made to particular provisions of a debt instrument, such provisions, including the definition of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. Copies of such agreements are available from the Company.

 CREDIT AGREEMENT

  The Company's Credit Agreement provides for revolving loan borrowings and letter of credit issuances of up to the lesser of $400.0 million or the amount of a borrowing base calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and certain eligible petroleum inventories, provided that revolving loans are limited to the principal amount of $50 million. The proceeds of revolving loans may be used for working capital and other general corporate purposes.

  Borrowings under the Credit Agreement are secured by a lien on substantially all of the Company's cash and cash equivalents, receivables, crude oil and refined product inventories of the Company located at its refineries and terminals and in transit via pipelines and trademarks.

  Outstanding principal balances under the Credit Agreement bear interest at annual floating rates equal to the LIBOR Rate plus marginal rates between 0.625% and 2.25% or the agent bank's prime rate plus marginal rates between 0% and 1.250%. The marginal rates are subject to adjustment under the Credit Agreement, based upon changes in the Company's ratio of cash, cash equivalents and eligible investments to the face amount of outstanding letters of credit and the Company's ratio of indebtedness to twelve month trailing EBITDA. The Credit Agreement terminates, and all amounts outstanding thereunder are due and payable, on December 31, 1999. The Credit Agreement contains representations and warranties, funding and yield protection provisions, borrowing conditions precedent, financial and other covenants and restrictions, events of default and other provisions customary for bank credit agreements of this type.

  Covenants and provisions contained in the Credit Agreement restrict (with certain exceptions), among other things, the Company's and its subsidiaries' ability: (i) to create or incur liens, (ii) to engage in certain asset sales,
(iii) to engage in mergers, consolidations, and sales of substantially all assets, (iv) to make loans and investments, (v) to incur additional indebtedness, (vi) to engage in certain transactions with affiliates, (vii) to use loan proceeds to acquire or carry margin stock, or to acquire securities in violation of certain sections of the Exchange Act, (viii) to create or become or remain liable with respect to certain contingent liabilities, (ix) to enter into certain joint ventures, (x) to enter into certain lease obligations, (xi) to make certain dividend and other restricted payments,
(xii) to change the nature of its principal business, (xiii) to make any significant change in its accounting practices, (xiv) to incur certain liabilities or engage in certain prohibited transactions under ERISA, (xv) to maintain deposit accounts not under the control of the banks, or to take certain other action with respect to its bank accounts, (xvi) to engage in speculative trading, and (xvii) to amend, modify or terminate certain material agreements. The Company is also required to comply with certain financial covenants. The financial covenants are: (i) maintenance of working capital (as defined) of at least $150.0 million at all times; (ii) maintenance of a tangible net worth (as defined) of at least $300.0 million; and
(iii) maintenance of minimum levels of balance sheet cash (as defined) of $50.0 million at all times. The covenants also provide for a cumulative cash flow test, as defined in the Credit Agreement, that, from March 31, 1997, shall not be less than or equal to zero at all times. The Credit Agreement also limits the amount of future additional indebtedness outside of the cumulative cash flow covenant that may be incurred by the Company in an amount equal to $25.0 million.

  Events of default under the Credit Agreement include, among other things:
(i) any failure of the Company to pay principal thereunder when due, or to pay interest or any other amount due within three days after the date due; (ii) material inaccuracy of any representation or warranty given by the Company therein; (iii) breach by the Company of certain covenants contained therein;
(iv) the continuance of a default by the Company in the performance of or the compliance with other covenants and agreements for 20 days after the occurrence thereof; (v) breach of or default under any indebtedness in excess of $5.0 million and continuance beyond any applicable grace period; (vi) certain acts of bankruptcy or insolvency; (vii) the occurrence of certain events under ERISA; (viii) certain judgments, writs or warrants of attachment of similar process remaining undischarged, unvacated, unbonded, or unstayed for a period of 10 days; (ix) the occurrence of a change of control; (x) the loss of material licenses of permits; (xi) the failure of the liens of the banks to be first priority perfected liens, subject to certain permitted liens; or (xii) Clark USA incurs any indebtedness in the aggregate in excess of $25 million.

LOAN AGREEMENT

  On November 21, 1997 the Company entered into a Loan Agreement with certain lenders and Goldman Sachs Credit Partners L.P., as Agent, pursuant to which the Company borrowed $125 million. The proceeds of the term loan were used, together with the net proceeds from the Debt Offering to redeem the Company's outstanding 10 1/2% Notes. The remaining net proceeds were used to replenish the Company's cash reserves.

  Borrowings under the Loan Agreement are senior unsecured obligations of the Company. One quarter of the borrowings under the Loan Agreement mature on November 15, 2003, and the remaining three quarters plus all other amounts outstanding thereunder mature on November 15, 2004. The Company is able to prepay the borrowings in whole or in part in an amount equal to 102.50% of the aggregate principal amount so prepaid prior to November 15, 1998, 101.25% of the aggregate principal amount so prepaid after November 15, 1998, and prior to November 15, 1999, and 100% of the aggregate principal amount so prepaid after November 15, 1999 plus, in each case, accrued interest thereon through but excluding the date of such prepayment.

  In the event that there shall occur a Change of Control resulting in a Rating Decline, the Company shall make an offer to prepay the outstanding balance under the Loan Agreement in an amount equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of prepayment.

  Outstanding principal balances under the Loan Agreement bear interest at the LIBOR Rate (as defined in the Loan Agreement) plus a margin of 275 basis points.

  The Loan Agreement contains customary representations and warranties. Covenants and events of default under the Loan Agreement are substantially similar to those of the New Notes, as described under "Description of the New Notes--Certain Covenants" and "--Events of Default."

  Lenders under the Loan Agreement have customary voting, participation, indemnification and assignment rights.

 10 1/2% NOTES

  The 10 1/2% Notes are governed by an indenture, dated as of December 1, 1991 (as amended and supplemented, the "10 1/2% Note Indenture").

  Interest on the 10 1/2% Notes is payable in cash semi-annually on June 1 and December 1 of each year. The 10 1/2% Notes do not have the benefit of any sinking fund obligations, and are not convertible or exchangeable into any other security.

  The 10 1/2% Notes are senior obligations of the Company, ranking pari passu in right of payment with all other senior debt of the Company.

  The 10 1/2% Notes are currently redeemable at the option of the Company, in whole or in part from time to time, at 105.250% of principal amount thereof, plus accrued interest, reducing to 102.625% of principal amount thereof, plus accrued interest on December 1, 1997, and to 100% of the principal amount thereof, plus accrued interest, on or after December 1, 1998.

  The Company is required to offer to purchase all outstanding 10 1/2% Notes at 101% of their principal amount, plus accrued interest, in the event of a Change of Control (as defined in the 10 1/2% Note Indenture, which definition is substantially similar to that contained in the Indentures, except that the change of control need not be accompanied by a rating decline).

  The Company is required to make an offer to purchase up to 10% of the principal amount of the 10 1/2% Notes originally issued at 100% of their principal amount, plus accrued interest, if the Company's Consolidated Adjusted Net Worth (as defined) as of the end of any two consecutive fiscal quarters is less than $100.0 million.

  The Company is required to make an offer to purchase all outstanding 10 1/2% Notes at the applicable redemption price if the Company or a subsidiary makes an Asset Disposition (as defined in the 10 1/2% Note Indenture) and the sale proceeds are not reinvested. The offer to purchase is limited to the net proceeds from such Asset Disposition.

  The 10 1/2% Note Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to pay cash dividends on or repurchase capital stock, enter into agreements restricting the ability of a subsidiary to pay money or transfer assets to the Company, enter into certain transactions with their affiliates, engage in speculative trading, incur additional indebtedness, create liens, engage in sale and leaseback transactions, dispose of certain assets and engage in mergers and consolidations.

  Events of default under the 10 1/2% Note Indenture include: (i) failure to pay any interest on any 10 1/2% Notes when due, continued for 30 days; (ii) failure to pay principal of or premium, if any, on the 10 1/2% Notes when due at maturity (upon acceleration, redemption or otherwise), (iii) failure to comply with the covenant regarding mergers and consolidations; (iv) failure to perform any other covenant or agreement of the Company in the 10 1/2% Note Indenture, continued for 30 days after written notice as provided in the 10 1/2% Note Indenture; (v) failure to pay at final maturity in excess of $5.0 million principal amount of any indebtedness of the Company or any subsidiary of the Company, or acceleration of any indebtedness of the Company or any subsidiary of the Company in an aggregate principal amount in excess of $5.0 million; (vi) the entry of a final judgment or judgments against the Company or any subsidiary in an amount in excess of $5.0 million, that are not paid, discharged or stayed within 60 days; and (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary.

  On November 24, 1997, Clark issued a notice to the holders of its 10 1/2% Notes that it intends to redeem on December 24, 1997, all $225.0 million of the 10 1/2% Notes outstanding at a price of $1,032.96 for each $1,000 principal amount of the Notes outstanding, representing the redemption premium and accrued interest.

 9 1/2% NOTES

  The 9 1/2% Notes are governed by the 9 1/2% Note Indenture.

  Interest on the 9 1/2% Notes is payable in cash semi-annually on March 15 and September 15 of each year. The 9 1/2% Notes are not convertible or exchangeable into any other security.

  A sinking fund payment with respect to the 9 1/2% Notes, in the amount of $87.5 million, is required to be made prior to September 15, 2003.

  The 9 1/2% Notes are senior obligations of the Company, ranking pari passu in right of payment with all other senior debt of the Company.

  The 9 1/2% Notes are redeemable at the option of the Company at any time on or after September 15, 1997, in whole or in part from time to time, at 104.750% of principal amount thereof, plus accrued interest, reducing to 102.375% of principal amount thereof, plus accrued interest on September 15, 1998, and to 100% of the principal amount thereof, plus accrued interest, on or after September 15, 1999.

  The Company is required to offer to purchase all outstanding 9 1/2% Notes at 101% of their principal amount, plus accrued interest, in the event of a Change of Control (as defined in the 9 1/2% Note Indenture, which definition is substantially similar to that contained in the Indentures, except that the change of control need not be accompanied by a rating decline).

  The Company is required to make an offer to purchase up to 10% of the principal amount of the 9 1/2% Notes originally issued at 100% of their principal amount, plus accrued interest, if the Company's Consolidated Adjusted Net Worth (as defined) as of the end of any two consecutive fiscal quarters is less than $100 million.

  The Company is required to make an offer to purchase all outstanding 9 1/2% Notes at the applicable redemption price if the Company or a subsidiary makes an Asset Disposition (as defined in the 9 1/2% Note Indenture) and the sale proceeds are not reinvested. The offer to purchase is limited to the net proceeds from such Asset Disposition.

  The 9 1/2% Note Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to pay cash dividends on or repurchase capital stock, enter into agreements restricting the ability of a subsidiary to pay money or transfer assets to the Company, enter into certain transactions with their affiliates, engage in speculative trading, incur additional indebtedness, create liens, engage in sale and leaseback transactions, dispose of certain assets and engage in mergers and consolidations.

  Events of default under the 9 1/2% Note Indenture include: (i) failure to pay any interest on any 9 1/2% Notes when due, continued for 30 days; (ii) failure to pay principal of or premium, if any, on the 9 1/2% Notes when due at maturity (upon acceleration, redemption or otherwise); (iii) failure to comply with the covenant regarding mergers and consolidations; (iv) failure to perform any other covenant or agreement of the Company in the 9 1/2% Note Indenture, continued for 30 days after written notice as provided in the 9 1/2% Note Indenture; (v) failure to pay at final maturity in excess of $5.0 million principal amount of any indebtedness of the Company or any subsidiary of the Company, or acceleration of any indebtedness of the Company or any subsidiary of the Company in an aggregate principal amount in excess of $5.0 million; (vi) the entry of a final judgment or judgments against the Company or any subsidiary in an amount in excess of $5.0 million, that are not paid, discharged or stayed within 60 days; and (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary.

  As a result of the Blackstone Transaction, the 9 1/2% Notes will be subject to a repurchase offer.

                             PLAN OF DISTRIBUTION


  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities and not acquired directly from the Company. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay the expenses incident to the Exchange Offer and will indemnify the Holders of the Old Notes against certain liabilities, including liabilities under the Securities Act, in connection with the Exchange Offer.

                                 LEGAL MATTERS

  The validity of and other matters related to the New Notes will be passed upon for the Company by Mayer, Brown & Platt, and for the Initial Purchasers by Latham & Watkins.

                                    EXPERTS

  The Company's consolidated balance sheets as of December 31, 1995 and 1996, and the consolidated statements of earnings, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                           PAGE
                                                                           ----
Clark Refining & Marketing, Inc. and Subsidiary:
  Annual Financial Statements
    Report of Independent Accountants ....................................  F-2
    Consolidated Balance Sheets as of December 31, 1995 and 1996 .........  F-3
    Consolidated Statements of Earnings for the years ended December 31,
     1994, 1995 and 1996..................................................  F-4
    Consolidated Statements of Cash Flows for the years ended December 31,
     1994, 1995 and 1996..................................................  F-5
    Consolidated Statements of Stockholder's Equity for the years ended
     December 31, 1994, 1995 and 1996.....................................  F-6
    Notes to Consolidated Financial Statements............................  F-7
  Interim Financial Statements
    Consolidated Balance Sheet as of September 30, 1997................... F-18
    Consolidated Statements of Earnings for the nine months ended
     September 30, 1996 and 1997.......................................... F-19
    Consolidated Statements of Cash Flows for the nine months ended
     September 30, 1996 and 1997.......................................... F-20
    Notes to Consolidated Financial Statements............................ F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Clark Refining & Marketing, Inc.:

  We have audited the accompanying consolidated balance sheets of Clark Refining & Marketing, Inc. and Subsidiary (a Delaware corporation), as of December 31, 1995 and 1996 and the related consolidated statements of earnings, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clark Refining & Marketing, Inc. and Subsidiary as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

St. Louis, Missouri
February 4, 1997

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                            REFERENCE DECEMBER 31, DECEMBER 31,
                                              NOTE        1995         1996
                                            --------- ------------ ------------
ASSETS
------
CURRENT ASSETS:
  Cash and cash equivalents................     2      $   60,477   $  319,378
  Short-term investments...................    2,3         46,116       14,881
  Accounts receivable......................     2         179,200      171,733
  Inventories..............................    2,4        290,444      277,095
  Prepaid expenses and other...............                18,875       15,411
                                                       ----------   ----------
    Total current assets...................               595,112      798,498
PROPERTY, PLANT AND EQUIPMENT..............    2,5        549,292      555,691
OTHER ASSETS...............................    2,6         43,930       39,131
                                                       ----------   ----------
                                                       $1,188,334   $1,393,320
                                                       ==========   ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
CURRENT LIABILITIES:
  Accounts payable.........................     7      $  315,236   $  303,141
  Accrued expenses and other...............    8,9         41,501       49,384
  Accrued taxes other than income..........                45,240       46,484
                                                       ----------   ----------
    Total current liabilities..............               401,977      399,009
LONG-TERM DEBT.............................    8,9        420,441      417,606
DEFERRED INCOME TAXES......................   2,12         22,861          802
OTHER LONG-TERM LIABILITIES................    11          38,937       41,774
CONTINGENCIES..............................    15             --           --
STOCKHOLDER'S EQUITY:
  Common stock, $.01 par value per share;
   1,000 shares authorized and 100 shares
   issued and outstanding..................                   --           --
  Paid-in capital..........................   10,13       195,610      464,210
  Retained earnings........................    3,7        108,508       69,919
                                                       ----------   ----------
    Total stockholder's equity.............               304,118      534,129
                                                       ----------   ----------
                                                       $1,188,334   $1,393,320
                                                       ==========   ==========

        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                             (DOLLARS IN THOUSANDS)

                                           FOR THE YEAR ENDED DECEMBER 31,
                               REFERENCE -------------------------------------
                                 NOTE       1994         1995         1996
                               --------- -----------  -----------  -----------
NET SALES AND OPERATING
 REVENUES.....................           $ 2,440,028  $ 4,486,083  $ 5,072,718
EXPENSES:
  Cost of sales...............            (2,092,516)  (4,018,274)  (4,559,982)
  Operating expenses..........              (219,883)    (373,377)    (418,903)
  General and administrative
   expenses...................               (51,439)     (52,280)     (59,169)
  Depreciation................     2         (26,540)     (31,435)     (37,290)
  Amortization................    2,6        (10,797)     (12,001)     (11,127)
  Recovery of inventory market
   value write-down...........     4          26,500          --           --
                                         -----------  -----------  -----------
                                          (2,374,675)  (4,487,367)  (5,086,471)
                                         -----------  -----------  -----------
OPERATING INCOME (LOSS).......                65,353       (1,284)     (13,753)
  Interest and finance costs,
   net........................     8         (37,547)     (39,916)     (38,688)
                                         -----------  -----------  -----------
EARNINGS (LOSS) BEFORE
 INCOME TAXES.................                27,806      (41,200)     (52,441)
  Income tax (provision)
   benefit....................   2,12         (9,732)      15,656       13,914
                                         -----------  -----------  -----------
NET EARNINGS (LOSS)...........           $    18,074  $   (25,544) $   (38,527)
                                         ===========  ===========  ===========


        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                               FOR THE YEAR ENDED DECEMBER 31,
                                               ----------------------------------
                                                  1994        1995       1996
                                               ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)........................  $   18,074  $  (25,544) $ (38,527)
  Adjustments:
    Depreciation.............................      26,540      31,435     37,290
    Amortization.............................      11,973      17,370     17,842
    Realized loss on sales of investments....       5,396         --         --
    Share of earnings of affiliates, net of
     dividends...............................        (468)     (1,413)      (136)
    Deferred income taxes....................       9,732     (15,656)   (22,059)
    Recovery of inventory market value write-
     down....................................     (26,500)        --         --
    Other....................................       1,271       1,385      1,062
Cash provided by (reinvested in) working cap-
 ital--
  Accounts receivable, prepaid expenses and
   other.....................................     (21,135)   (110,966)    12,758
  Inventories................................      22,995    (138,978)    13,266
  Accounts payable, accrued expenses, taxes
   other than income and other...............       5,859     156,814     (4,640)
                                               ----------  ----------  ---------
      Net cash provided by (used in)
       operating activities..................      53,737     (85,553)    16,856
                                               ----------  ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments........     (89,987)    (41,500)       --
  Sales of short-term investments............     187,785      25,942     31,135
  Expenditures for property, plant and
   equipment.................................    (100,276)    (42,093)   (44,996)
  Expenditures for turnaround................     (11,191)     (6,525)   (13,862)
  Refinery acquisition expenditures..........     (13,514)    (71,776)       --
  Proceeds from disposals of property, plant
   and equipment.............................       5,941       1,866      4,359
  Advance crude oil purchase receivable......         --          --     235,400
                                               ----------  ----------  ---------
      Net cash provided by (used in)
       investing activities..................     (21,242)   (134,086)   212,036
                                               ----------  ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt payments....................        (585)     (1,620)    (2,835)
  Proceeds from capital lease transactions...         --       24,301        --
  Capital contribution.......................         --      165,610     33,600
  Deferred financing costs...................      (4,804)    (13,625)      (756)
                                               ----------  ----------  ---------
      Net cash provided by (used in)
       financing activities..................      (5,389)    174,666     30,009
                                               ----------  ----------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.................................      27,106     (44,973)   258,901
CASH AND CASH EQUIVALENTS, beginning of
 period......................................      78,344     105,450     60,477
                                               ----------  ----------  ---------
CASH AND CASH EQUIVALENTS, end of period.....  $  105,450  $   60,477  $ 319,378
                                               ==========  ==========  =========

        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                            COMMON PAID-IN  RETAINED
                                            STOCK  CAPITAL  EARNINGS   TOTAL
                                            ------ -------- --------  --------
Balance--January 1, 1994................... $ --   $ 30,000 $115,978  $145,978
  Change in unrealized short-term
   investment gains and losses, net of
   taxes...................................   --        --    (1,200)   (1,200)
  Net earnings.............................   --        --    18,074    18,074
                                            -----  -------- --------  --------
Balance--December 31, 1994.................   --     30,000  132,852   162,852
                                            -----  -------- --------  --------
  Change in unrealized short-term
   investment gains and losses, net of
   taxes...................................   --        --     1,200     1,200
  Capital contributions....................   --    165,610      --    165,610
  Net loss.................................   --        --   (25,544)  (25,544)
                                            -----  -------- --------  --------
Balance--December 31, 1995.................   --    195,610  108,508   304,118
                                            -----  -------- --------  --------
  Change in unrealized short-term
   investment gains and losses, net of
   taxes...................................   --        --       (62)      (62)
  Capital contributions....................   --    268,600      --    268,600
  Net loss.................................   --        --   (38,527)  (38,527)
                                            -----  -------- --------  --------
Balance--December 31, 1996................. $ --   $464,210 $ 69,919  $534,129
                                            =====  ======== ========  ========


        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                     (TABULAR DOLLAR AMOUNTS IN THOUSANDS)

1. GENERAL

  Clark Refining & Marketing, Inc., a Delaware corporation ("Clark" or "the Company"), is wholly owned by Clark USA, Inc., a Delaware corporation ("Clark USA"). Clark's principal operations include crude oil refining, wholesale and retail marketing of refined petroleum products and retail marketing of convenience store items in the Central United States.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  The Company's earnings and cash flow from operations are primarily dependent upon processing crude oil and selling quantities of refined petroleum products at margins sufficient to cover operating expenses. Crude oil and refined petroleum products are commodities, and factors largely out of the Company's control can cause prices to vary, in a wide range, over a short period of time. This potential margin volatility can have a material effect on financial position, current period earnings and cash flow.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash and Cash Equivalents; Short-term Investments

  Clark considers all highly liquid investments, such as time deposits, money market instruments, commercial paper and United States and foreign government securities, purchased with an original maturity of three months or less, to be cash equivalents. Short-term investments consist of similar investments, as well as United States government security funds, maturing more than three months from date of purchase and are carried at fair value (see Note 3 "Short-term Investments"). Clark invests only in AA rated or better fixed income marketable securities or the short-term rated equivalent.

  The Company classifies checks issued which have not yet cleared the bank account as accounts payable. Such balances included in "Accounts payable" were $12.1 million and $12.9 million at December 31, 1995 and 1996, respectively.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the credit quality of the Company's customer base and industry collateralization practices. As of December 31, 1996, the Company had $36.4 million (1995--$17.0 million) due from Chevron USA Products Co. ("Chevron"). Sales to Chevron in 1996 totaled $455.8 million (1995--$448.8 million).

 Inventories

  Inventories are stated at the lower of cost, predominantly using the last-in, first-out "LIFO" method, or market on an aggregate basis. During the year ended December 31, 1996, total petroleum inventory quantities were reduced, resulting in a LIFO liquidation, the effect of which increased pretax earnings by $2.4 million. There was no such effect in the year ended December 31, 1995.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  To limit risk related to price fluctuations, Clark employs risk strategies using crude oil and refined products futures and options contracts to manage potentially volatile market movements on aggregate physical and contracted inventory positions. At December 31, 1996, Clark's open contracts represented
0.7 million barrels of crude oil and refined products, and had terms extending into February, 1997. At December 31, 1995, Clark's open contracts represented
1.7 million barrels of crude oil and refined products, and had terms extending into December, 1996.

  The Company considers all futures and options contracts to be part of its risk management strategy. Unrealized gains and losses on open contracts are recognized as a product cost component unless the contract can be identified as a price risk hedge of specific inventory positions or open commitments, in which case the unrealized gain or loss is deferred and recognized as an adjustment to the carrying amount of petroleum inventories or accounts payable if related to open commitments. Deferred gains and losses on these contracts are recognized as an adjustment to product cost when such inventories are sold or consumed. At December 31, 1996, the Company had net unrealized gains on open futures and options contracts of $1.2 million (1995--unrealized loss of $0.4 million) all of which have been recognized in operations.

 Property, Plant and Equipment

  Property, plant and equipment additions are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets or group of assets. The cost of buildings and marketing facilities on leased land and leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate on aggregate borrowings.

  Expenditures for maintenance and repairs are expensed. Major replacements and additions are capitalized. Gains and losses on assets depreciated on an individual basis are included in current income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost less salvage is charged against accumulated depreciation.

  The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121 concerning "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The standard requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable with future cash flows. The Company adopted this standard beginning January 1, 1996 which did not have any effect on the financial statements. The Company believes that if a project initiated to produce low sulfur diesel fuel at the Hartford refinery ("DHDS Project"), which was delayed in 1992 due to an expectation of narrow differentials between low and high sulfur diesel fuel, does not proceed due to continued relatively narrow price differentials between low and high sulfur diesel fuel, future cash flows from the asset would not likely support the carrying value which is approximately $24.1 million as of December 31, 1996. Effective January 1, 1996, the Company began to depreciate the DHDS Project over 30 years.

 Environmental Costs

  Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Costs which improve a property as compared with the condition of the property when originally constructed or acquired and costs which prevent future environmental contamination are capitalized. Costs which return a property to its condition at the time of acquisition or original construction are expensed.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

 Deferred Turnaround and Financing Costs

  A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units and generally occurs approximately every three years. Turnaround costs, which are included in "Other assets", are amortized over the period to the next scheduled turnaround, beginning the month following completion.

  Financing costs related to obtaining or refinancing of debt are deferred and amortized over the expected life of the debt.

 Income Taxes

  Clark files a consolidated U.S. federal income tax return with Clark USA but computes its provision on a separate company basis. The Company provides for deferred taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") (see Note 12 "Income Taxes"). Deferred taxes are classified as current, included in prepaid or accrued expenses, or noncurrent depending on the classification of the assets and liabilities to which the temporary differences relate. Deferred taxes arising from temporary differences that are not related to a specific asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. In accordance with the provisions of SFAS 109, the Company records a valuation allowance when necessary to reduce the net deferred tax asset to an amount expected to be realized.

 Employee Benefit Plans

  The Clark Refining & Marketing, Inc. Savings Plan and separate Trust (the "Plan"), a defined contribution plan, covers substantially all employees of Clark. Under terms of the Plan, Clark matches the amount of employee contributions, subject to specified limits. Contributions to the Plan during 1996 were $6.4 million (1995--$5.5 million; 1994--$3.4 million).

  Clark provides certain benefits for most retirees once they have reached a specified age and specified years of service. These benefits include health insurance in excess of social security and an employee paid deductible amount, and life insurance equal to the employee's annual salary.

3. SHORT-TERM INVESTMENTS

  The Company's short-term investments are all considered Available-for-Sale and are carried at fair value with the resulting unrealized gain or loss (net of applicable taxes) shown as a component of retained earnings.

  Short-term investments consisted of the following:

                                          1995                             1996
                            -------------------------------- --------------------------------
                            AMORTIZED UNREALIZED  AGGREGATE  AMORTIZED UNREALIZED  AGGREGATE
     MAJOR SECURITY TYPE      COST    GAIN/(LOSS) FAIR VALUE   COST    GAIN/(LOSS) FAIR VALUE
     -------------------    --------- ----------- ---------- --------- ----------- ----------
   U.S. Debt Securities....  $46,116     $ --      $46,116    $14,981     $(100)    $14,881

  The net unrealized position at December 31, 1996 included gains of $0.0 million and losses of $0.1 million (1995--gains of $0.1 million and losses of $0.1 million).

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  The contractual maturities of the short-term investments at December 31, 1996 were:

                                                            AMORTIZED AGGREGATE
                                                              COST    FAIR VALUE
                                                            --------- ----------
   Due in one year or less.................................  $ 3,019   $ 3,002
   Due after one year through five years...................   11,962    11,879
                                                             -------   -------
                                                             $14,981   $14,881
                                                             =======   =======

  Although some of the contractual maturities of these short-term investments are over one year, management's intent is to use the funds for current operations and not hold the investments to maturity.

  For the year ended December 31, 1996, the proceeds from sales of short-term investments were $31.1 million with no realized gains or losses recorded for the period. For the same period in 1995 and 1994, the proceeds from the sale of short-term investments were $25.9 million and $187.8 million, respectively, with no realized gains or losses in 1995 and $5.4 million realized losses in 1994. Realized gains and losses are presented in "Interest and financing costs, net" and are computed using the specific identification method.

  The change in the net unrealized holding gains or losses on Available-for-Sale securities for the year ended December 31, 1996, was a loss of $0.1 million ($0.1 million after taxes). For the same period in 1995, there was a net unrealized holding gain of $1.9 million ($1.2 million after taxes), and in 1994, there was a net unrealized holding loss of $1.9 million ($1.2 million after taxes).

  Cash and cash equivalents include $20.0 million of debt securities whose cost approximated market value at December 31, 1996 (1995--$45.0 million), and for which there were no realized gains or losses recorded in the period.

4. INVENTORIES

  The carrying value of inventories consisted of the following:

                                                                1995     1996
                                                              -------- --------
   Crude oil................................................. $ 90,635 $105,786
   Refined products and blendstocks..........................  163,915  136,747
   Convenience products......................................   20,532   17,643
   Warehouse stock and other.................................   15,362   16,919
                                                              -------- --------
                                                              $290,444 $277,095
                                                              ======== ========

  The market value of the crude and refined product inventories at December 31, 1996 was approximately $81.7 million above the carrying value (1995--$5.4 million above the carrying value). In the first half of 1994, crude oil and related refined product prices rose substantially, allowing the reversal of the inventory write-down to market which was recorded in 1993 due to falling crude oil and product prices.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

                                                             1995       1996
                                                           ---------  ---------
   Land................................................... $  20,006  $  19,650
   Refineries.............................................   418,675    434,623
   Retail stores..........................................   187,921    210,033
   Product terminals and pipelines........................    59,151     62,580
   Other..................................................    11,346     12,051
                                                           ---------  ---------
                                                             697,099    738,937
   Accumulated depreciation and amortization..............  (147,807)  (183,246)
                                                           ---------  ---------
                                                           $ 549,292  $ 555,691
                                                           =========  =========

  At December 31, 1996 property, plant and equipment included $43.8 million (1995--$52.2 million) of construction in progress. Capital lease assets, at cost, of $25.3 million (1995--$25.3 million) are included in property, plant and equipment at December 31, 1996.

6. OTHER ASSETS

  Other assets consisted of the following:

                                                                 1995    1996
                                                                ------- -------
   Deferred financing costs.................................... $20,255 $14,439
   Deferred turnaround costs...................................  14,243  16,978
   Investment in non-consolidated affiliate....................   6,291   6,427
   Other.......................................................   3,141   1,287
                                                                ------- -------
                                                                $43,930 $39,131
                                                                ======= =======

  Amortization of deferred financing costs for the year ended December 31, 1996, was $6.5 million (1995--$5.2 million; 1994--$1.2 million). Amortization of turnaround costs for the year ended December 31, 1996 was $11.1 million (1995--$12.0 million; 1994--$10.8 million).

7. WORKING CAPITAL FACILITY

  At all times during 1996, Clark had in place a working capital facility which provided a revolving line of credit principally for the issuance of letters of credit which are used primarily for securing purchases of crude oil, other feedstocks and refined products, and for limited cash borrowings. This facility is collateralized by substantially all of Clark's current assets and certain intangibles. The amount of the facility is the lesser of $400 million or the amount available under a defined borrowing base, representing specified percentages of cash, investments, accounts receivable, inventory and other working capital items ($489.5 million at December 31, 1996). Clark is required to comply with certain financial covenants including maintaining defined levels of working capital, cash, tangible net worth, maximum indebtedness to tangible net worth and a minimum ratio of adjusted cash flow to debt service. At December 31, 1996, $298.5 million (1995--$221.0 million) of the line of credit was utilized for letters of credit, of which $78.4 million (1995--$91.4 million) supported commitments for future deliveries of petroleum products. There were no direct cash borrowings under the facility at December 31, 1996 and 1995.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

8. LONG-TERM DEBT

                                                              1995     1996
                                                            -------- --------
   10 1/2% Senior Notes due December 1, 2001 ("10
    1/2%  Notes").......................................... $225,000 $225,000
   9 1/2% Senior Notes due September 15, 2004 ("9
    1/2%  Notes")..........................................  175,000  175,000
   Obligations under capital leases and other notes........   23,498   20,673
                                                            -------- --------
                                                             423,498  420,673
     Less current portion..................................    3,057    3,067
                                                            -------- --------
                                                            $420,441 $417,606
                                                            ======== ========

  The estimated fair value of long-term debt at December 31, 1996 was $431.8 million, (1995--$442.0 million), determined using quoted market prices for these issues. The capital leases and other notes have a market value which approximates cost.

  The 9 1/2% Notes and 10 1/2% Notes were issued by Clark in September 1992 and December 1991, respectively, and are unsecured. The 9 1/2% Notes and 10 1/2% Notes are redeemable at the Company's option beginning September 1997 and December 1996, respectively, at a redemption price which starts at 105.25% and decreases to 100% of principal two years later.

  The Clark note indentures contain certain restrictive covenants including limitations on the payment of dividends, limitations on the payment of amounts to related parties, limitations on the level of debt, provisions related to change of control and incurrence of liens. Under these covenants, Clark must maintain a minimum net worth of $100 million.

  During 1995, Clark entered into two sale/leaseback lease transactions for a total of $24.3 million. Each capital lease has a term of five years. One lease has a fixed rate of 8.36% and the other lease rate floats at a spread of 2.25% over the London Interbank Offer Rate (LIBOR).

  The scheduled maturities of long-term debt during the next five years are (in thousands): 1997--$3,067 (included in "Accrued expenses and other"); 1998--$3,828; 1999--$3,737; 2000--$6,775; 2001--$225,012; 2002 and
thereafter--$175,057.

 Interest and financing costs

  Interest and financing costs, net, included in the statements of earnings, consisted of the following:

                                                       1994     1995     1996
                                                      -------  -------  -------
   Interest expense.................................. $40,979  $42,150  $42,929
   Financing costs...................................   1,178    5,244    6,526
   Interest and finance income.......................  (2,201)  (6,074)  (9,734)
                                                      -------  -------  -------
                                                       39,956   41,320   39,721
   Capitalized interest..............................  (2,409)  (1,404)  (1,033)
                                                      -------  -------  -------
   Interest and financing costs, net................. $37,547  $39,916  $38,688
                                                      =======  =======  =======

  Cash paid for interest expense in 1996 was $42.9 million (1995--$42.2 million; 1994--$40.3 million). Accrued interest payable at December 31, 1996 of $6.8 million (December 31, 1995--$6.8 million) is included in "Accrued expenses and other."

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

9. LEASE COMMITMENTS

  The Company leases premises and equipment under lease arrangements, many of which are non-cancelable. The Company leases store property and equipment with lease terms extending to 2015, some of which have escalation clauses based on a set amount of increases in the Consumer Price Index. The Company also has operating lease agreements for certain equipment at the refineries, retail stores, and the general office. These lease terms range from 1 to 8 years with the option to purchase some of the equipment at the end of the lease term at fair market value. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. As of December 31, 1996, future minimum lease payments under capital leases and non-cancelable operating leases were as follows (in millions): 1997--$17.2; 1998-- $16.8; 1999--$15.8; 2000--$17.8; 2001--$9.8; and $122.0 in the aggregate thereafter. Rental expense during 1996 was $16.5 million (1995--$9.1 million; 1994--$7.6 million).

10. RELATED PARTY TRANSACTIONS

  Transactions of significance with related parties not disclosed elsewhere in the footnotes are detailed below:

 Clark USA, Inc.

  Clark USA contributed $268.6 million of capital to its subsidiary, Clark, during 1996. Clark USA contributed $33.6 million from the proceeds of debt issued in the Occidental/Gulf transactions in January of 1996. In addition, $235.0 million was contributed to Clark from the contribution and subsequent sale of the Occidental advance crude oil purchase receivable and the associated hedge contracts in October of 1996. During 1995, Clark USA contributed $165.6 million to Clark. Upon the issuance of stock in the first quarter of 1995, Clark USA contributed $150.0 million for the purchase of the Port Arthur Refinery (see Note 13 "Acquisition of Port Arthur Refinery") and also contributed $9.2 million for operating purposes. In addition, from the proceeds of debt issued in the Occidental/Gulf transactions, Clark USA contributed $6.4 million in December 1995 to Clark.

 HSM Insurance Inc.

  Clark USA paid premiums of $2.0 million in 1994 to HSM Insurance, Inc., an affiliate of TrizecHahn Corporation (formerly the Horsham Corporation) ("TrizecHahn"), the Clark USA's 46% shareholder, for providing environmental impairment liability insurance. No loss claims have been made under the policy. The policy was terminated on December 31, 1994.

 Management Services and Trade Credit Guarantees

  TrizecHahn and Clark have agreements to provide certain management services to each other from time to time. Clark established trade credit with various suppliers of its petroleum requirements, occasionally requiring the guarantee of TrizecHahn. Fees related to trade credit guarantees totaled $0.1 million, $0.2 million and $0.2 million in 1994, 1995 and 1996, respectively. The last trade credit guarantee was terminated in August 1996.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The following table sets forth the unfunded status for the post retirement health and life insurance plans:

                                                                1995     1996
                                                               -------  -------
   Accumulated postretirement benefit obligation:
     Retirees................................................. $12,045  $11,889
     Fully eligible plan participants.........................   1,288      873
     Other plan participants..................................  20,025   16,687
                                                               -------  -------
       Total..................................................  33,358   29,449
   Accrued postretirement benefit cost........................     --       --
   Plan assets at fair value..................................     --       --
   Unrecognized net (gain)/loss...............................  (1,921)    (216)
   Unrecognized prior service cost............................     --       635
                                                               -------  -------
   Accrued postretirement benefit liability................... $31,437  $29,868
                                                               =======  =======

  The components of net periodic postretirement benefit costs are as follows:

                                                            1994   1995   1996
                                                           ------ ------ ------
   Service Costs.......................................... $  415 $  999 $1,074
   Interest Costs.........................................  1,271  2,174  2,095
                                                           ------ ------ ------
   Net periodic postretirement benefit cost............... $1,686 $3,173 $3,169
                                                           ====== ====== ======

  A discount rate of 7.50% (1995--7.25%) was assumed as well as a 4.25% (1995--4.25%) rate of increase in the compensation level. For measuring the expected postretirement benefit obligation, the health care cost trend rate ranged from 7.25% to 10.25% in 1996, grading down to an ultimate rate in 2003 of 5.25%. The effect of increasing the average health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation, as of December 31, 1996, by $4.3 million and increase the annual aggregate service and interest costs by $0.6 million.

12. INCOME TAXES

  The Company provides for deferred taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  The income tax provision (benefit) is summarized as follows:

                                                   1994     1995      1996
                                                  ------- --------  --------
   Earnings (loss) before provision for income
    taxes........................................ $27,806 $(41,200) $(52,441)
                                                  ======= ========  ========
   Current provision (benefit)--Federal.......... $   --  $    --   $  3,353
   --State.......................................     --       --      4,754
                                                  ------- --------  --------
                                                      --       --      8,107
                                                  ------- --------  --------
   Deferred provision (benefit)--Federal.........   7,755  (15,656)  (15,235)
   --State.......................................   1,977      --     (6,786)
                                                  ------- --------  --------
                                                    9,732  (15,656)  (22,021)
                                                  ------- --------  --------
   Income tax provision (benefit)................ $ 9,732 $(15,656) $(13,914)
                                                  ======= ========  ========

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  A reconciliation between the income tax provision computed on pretax income at the statutory federal rate and the actual provision for income taxes is as follows:

                                                    1994      1995      1996
                                                   -------  --------  --------
   Federal taxes computed at 35%.................. $ 9,732  $(14,420) $(18,354)
   State taxes, net of federal effect.............   1,285    (1,649)   (1,320)
   Nontaxable dividend income.....................  (1,453)   (2,172)   (2,416)
   Valuation allowance............................     --        --      6,099
   Other items, net...............................     168     2,585     2,077
                                                   -------  --------  --------
   Income tax provision (benefit)................. $ 9,732  $(15,656) $(13,914)
                                                   =======  ========  ========

  The following represents the approximate tax effect of each significant temporary difference giving rise to deferred tax liabilities and assets as of December 31, 1995 and 1996.

                                                                1995     1996
                                                              -------- --------
   Deferred tax liabilities:
     Property, plant and equipment........................... $ 79,191 $ 85,421
     Turnaround costs........................................    5,559    4,939
     Inventory...............................................   19,204   18,008
     Other...................................................    4,297       28
                                                              -------- --------
                                                               108,251  108,396
                                                              -------- --------
   Deferred tax assets:
     Alternative minimum tax credit..........................   19,376   15,403
     Trademarks..............................................    4,491    4,376
     Environmental and other future costs....................   22,958   18,992
     Tax loss carryforwards..................................   36,438   68,980
     Other...................................................    2,127    5,942
                                                              -------- --------
                                                                85,390  113,693
                                                              -------- --------
   Valuation allowance.......................................      --    (6,099)
                                                              -------- --------
   Net deferred tax liability................................ $ 22,861 $    802
                                                              ======== ========

  As of December 31, 1996, the Company has made payments of $15.4 million under the Federal alternative minimum tax system which are available to reduce future regular income tax payments. As of December 31, 1996, the Company had a Federal net operating loss carryforward of $183.1 million and Federal tax credit carryforwards in the amount of $1.5 million. Such operating loss and tax credit carryforwards have carryover periods of 15 years and are available to reduce future tax liabilities through the years ending December 31, 2011 and 2010, respectively.

  The Company recorded a valuation allowance of $6.1 million at December 31, 1996 (1995--None). In calculating the increase in the valuation allowance, the Company assumed as future taxable income only future reversals of existing taxable temporary differences.

  During 1996, the Company made a Federal tax payment of $2.7 million in settlement of an Internal Revenue Service examination for tax years ended December 31, 1991 and December 31, 1992 and made net cash state tax payments of $0.6 million. (1995--net cash tax payments of $0.7 million; 1994--net cash tax refunds of $2.9 million).

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

  Section 382 of the Internal Revenue Code restricts the utilization of net operating losses upon the occurrence of an ownership change, as defined. An ownership change that restricts future operating loss utilization occurred during 1995, but based upon and to the extent of future taxable income from reversals of existing taxable temporary differences management believes such limitations will not restrict the Company's ability to significantly utilize the net operating losses over the 15 year carryforward period.

13. ACQUISITION OF PORT ARTHUR REFINERY

  On February 27, 1995, the Company purchased Chevron U.S.A. Inc.'s ("Chevron") Port Arthur, Texas refinery, acquiring the refinery assets and certain related terminals, pipelines, and other assets for a purchase price of approximately $70 million (excluding acquired hydrocarbon and non-hydrocarbon inventories of $121.7 million and assumed liabilities of $19.4 million) plus related acquisition costs of $14.9 million and accrued liabilities of $5.7 million. The total assumed and accrued liabilities of $25.1 million were considered non-cash activity for purposes of the Statement of Cash Flows. The total cost of the acquisition was accounted for using the purchase method of accounting with $110.0 million allocated to the refinery long-term assets and $121.7 million charged to current assets for hydrocarbon and non-hydrocarbon inventories.

  The purchase agreement also provides for contingent payments to Chevron of up to $125 million over a five year period from the closing date of the acquisition in the event refining industry margin indicators exceed certain escalating levels. These contingent payments are calculated annually and the appropriate liability, if any, will be recorded at that time. At December 31, 1996 and 1995, the Company had no obligation to Chevron relating to the contingent payment agreement. While Chevron retained primary responsibility for required remediation of most pre-closing environmental contamination, the Company assumed responsibility for environmental contamination beneath and within 25 to 100 feet of the facility's active processing units. The Company accrued $7.5 million as part of the acquisition for the expected cost of remediating pipe trenches and the recovery of free phase hydrocarbons in its responsibility area of the Port Arthur refinery.

  On February 27, 1995, Clark USA obtained a portion of the funds necessary to finance the Port Arthur acquisition from a subsidiary of its major shareholder, TrizecHahn. Clark USA sold 9,000,000 shares of Class A Common Stock, 562,500 shares of Class B Common Stock and 562,500 shares of Class C Common stock for an aggregate consideration of $135 million. Subsequently, the TrizecHahn subsidiary sold 8,000,000 shares of Class A Common Stock and 500,000 shares of Class C Common Stock to Tiger Management Corporation for $120 million. Clark USA subsequently contributed $150 million to Clark for the purchase of the Port Arthur refinery.

14. STOCK OPTION PLANS

  The Company has adopted a compensatory Long-Term Performance Plan (the "Performance Plan"). Under the Performance Plan, designated employees, including executive officers, of Clark USA and its subsidiaries and other related entities are eligible to receive awards in the form of stock options, stock appreciation rights and stock grants. An aggregate of 1,250,000 shares of Clark USA Common Stock may be awarded under the Performance Plan, either from authorized, unissued shares which have been reserved for such purpose or from shares purchased on the open market, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar change in the outstanding Common Stock of Clark USA. The options normally extend for 10 years and become exercisable within 3 years of the

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY grant date. Additionally, under this plan the stock options granted may not be sold or otherwise transferred, and are not exercisable until after a public offering of stock is completed by the Company or change of control (as defined in the Plan). Stock granted under this plan is priced at the fair market value at the date of grant.

  During 1996 no additional shares were granted under this Plan. In 1995, 549,000 shares were granted under this Plan and priced at the fair market value at the date of grant. As of December 31, 1996, 549,000 stock options were outstanding (1995--549,000) at an exercise price of $15 per share.

15. CONTINGENCIES

  Clark USA and the Company are subject to various legal proceedings related to governmental regulations and other actions arising out of the normal course of business, including legal proceedings related to environmental matters. Among those actions and proceedings are the following:

  The Equal Employment Opportunity Commission ("EEOC") has alleged that Clark had engaged in age discrimination in violation of the Age Discrimination in Employment Act. The action involves 38 former managers it believes have been affected by an alleged pattern and practice. The relief sought by the EEOC includes reinstatement or reassignment of the individuals allegedly affected, payment of back wages and benefits, an injunction prohibiting employment practices which discriminate on the basis of age, and institution of practices to eradicate the effects of any past discriminatory practices.

  A Petition entitled Anderson, et al vs. Chevron and Clark, was filed in Jefferson County, Texas by forty individual plaintiffs who were Chevron employees who did not receive offers of employment by Clark at the time of purchase of the Port Arthur Refinery. Chevron and the outplacement service retained by Chevron are also named as defendants. Subsequent to the filing of the lawsuit, the plaintiffs have each filed individual charges with the EEOC and the Texas Commission of Human Rights.

  The Company is the subject of a purported class action lawsuit related to an on-site electrical malfunction at Clark's Blue Island refinery on October 7, 1994, which resulted in the release to the atmosphere of used catalyst containing low levels of heavy metals, including antimony, nickel and vanadium. This release resulted in the temporary evacuation of certain areas near the refinery, including a high school, and approximately fifty people were taken to area hospitals. Clark offered to reimburse the medical expenses incurred by persons receiving treatment. The purported class action lawsuit was filed on behalf of various named individuals and purported plaintiff classes, including residents of Blue Island, Illinois and Eisenhower High School students, alleging claims based on common law nuisance, negligence, willful and wanton negligence and the Illinois Family Expense Act as a result of this incident. Plaintiffs seek to recover damages in an unspecified amount for alleged medical expenses, diminished property values, pain and suffering and other damages. Plaintiffs also seek punitive damages in an unspecified amount.

  While it is not possible at this time to establish the ultimate amount of liability with respect to the Company's contingent liabilities, Clark USA and the Company are of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on their financial position; however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

            (UNAUDITED, DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                        REFERENCE SEPTEMBER 30,
                                                          NOTE        1997
                                                        --------- -------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents............................            $  271,112
  Short-term investments...............................                14,818
  Accounts receivable..................................               109,462
  Inventories..........................................     2         335,216
  Prepaid expenses and other...........................                17,830
                                                                   ----------
    Total current assets...............................               748,438
PROPERTY, PLANT AND EQUIPMENT..........................               572,765
OTHER ASSETS...........................................     3          54,729
                                                                   ----------
                                                                   $1,375,932
                                                                   ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable.....................................     5      $  230,605
  Accrued expenses and other...........................    4,5         51,011
  Accrued taxes other than income......................                45,030
                                                                   ----------
    Total current liabilities..........................               326,646
LONG-TERM DEBT.........................................               415,296
DEFERRED INCOME TAXES..................................                   128
OTHER LONG-TERM LIABILITIES............................                43,362
CONTINGENCIES..........................................     6             --
STOCKHOLDER'S EQUITY:
  Common stock $.01 par value per share; 1,000 shares
   authorized and 100 shares issued and outstanding....                   --
  Paid-in capital......................................               464,210
  Retained earnings....................................               126,290
                                                                   ----------
    Total stockholder's equity.........................               590,500
                                                                   ----------
                                                                   $1,375,932
                                                                   ==========

        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                         FOR THE NINE MONTHS
                                                         ENDED SEPTEMBER 30,
                                             REFERENCE ------------------------
                                               NOTE       1996         1997
                                             --------- -----------  -----------
NET SALES AND OPERATING REVENUES............           $ 3,724,393  $ 3,296,367
EXPENSES:
  Cost of sales.............................            (3,346,318)  (2,791,363)
  Operating expenses........................              (304,559)    (319,001)
  General and administrative expenses.......               (43,954)     (47,393)
  Depreciation..............................               (28,134)     (30,249)
  Amortization..............................     3          (8,835)     (14,095)
                                                       -----------  -----------
                                                        (3,731,800)  (3,202,101)
                                                       -----------  -----------
OPERATING INCOME (LOSS).....................                (7,407)      94,266
  Interest and financing costs, net.........    3,4        (31,177)     (26,240)
                                                       -----------  -----------
EARNINGS (LOSS) BEFORE INCOME TAXES.........               (38,584)      68,026
  Income tax benefit (provision)............                14,662      (11,697)
                                                       -----------  -----------
NET EARNINGS (LOSS).........................           $   (23,922) $    56,329
                                                       ===========  ===========


        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                          FOR THE NINE MONTHS
                                                          ENDED SEPTEMBER 30,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).................................... $ (23,922) $  56,329
  Adjustments:
    Depreciation.........................................    28,134     30,249
    Amortization.........................................    13,898     19,442
    Share of earnings of affiliates, net of dividends....      (139)      (103)
    Deferred income taxes ...............................   (14,965)      (700)
    Other, net...........................................      (617)       655
Cash provided by (reinvested in) working capital--
    Accounts receivable, prepaid expenses and other......    10,467     70,425
    Inventories..........................................     5,252    (57,847)
    Accounts payable, accrued expenses, taxes other than
     income and other....................................   (48,450)   (79,234)
                                                          ---------  ---------
      Net cash provided by (used in) operating
       activities........................................   (30,342)    39,216
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments....................        85        131
  Sales of short-term investments........................    19,000        --
  Expenditures for property, plant and equipment.........   (23,327)   (53,999)
  Expenditures for turnaround............................    (7,174)   (31,230)
  Proceeds from disposals of property, plant and
   equipment.............................................     3,890      3,691
                                                          ---------  ---------
      Net cash used in investing activities..............    (7,526)   (81,407)
                                                          ---------  ---------
CASH FLOW FROM FINANCING ACTIVITIES:
  Long-term debt payments................................    (3,253)    (2,310)
  Capital contribution...................................    33,600        --
  Deferred financing costs...............................      (317)    (3,765)
                                                          ---------  ---------
      Net cash provided by (used in) financing
       activities........................................    30,030     (6,075)
                                                          ---------  ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS................    (7,838)   (48,266)
CASH AND CASH EQUIVALENTS, beginning of period...........    60,477    319,378
                                                          ---------  ---------
CASH AND CASH EQUIVALENTS, end of period................. $  52,639  $ 271,112
                                                          =========  =========

        The accompanying notes are an integral part of these statements.

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997

       (UNAUDITED, TABULAR DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

1. BASIS OF PREPARATION

  The unaudited consolidated balance sheet of Clark Refining & Marketing, Inc. and Subsidiary (the "Company") as of September 30, 1997, and the related consolidated statements of earnings and cash flows for the nine-month periods ended September 30, 1996 and 1997, have been reviewed by independent accountants. Clark Port Arthur Pipeline Company is included in the consolidated results of the Company. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included therein. The results of this interim period are not necessarily indicative of results for the entire year.

  Certain reclassification have been made to the operating and general and administrative expenses in the 1996 financial statements to conform to current year presentation.

  Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1996.

  The Company's earnings and cash flow from operations are primarily dependent upon processing crude oil and selling quantities of refined petroleum products at margins sufficient to cover operating expenses. Crude oil and refined petroleum products are commodities, and factors largely out of the Company's control can cause prices to vary, in a wide range, over a short period of time. This potential margin volatility can have a material effect on financial position, current period earnings and cash flow.

2. INVENTORIES

  The carrying value of inventories consisted of the following:

                                                                   SEPTEMBER 30,
                                                                       1997
                                                                   -------------
   Crude oil......................................................   $108,574
   Refined and blendstocks........................................    186,275
   Convenience products...........................................     22,899
   Warehouse stock and other......................................     17,468
                                                                     --------
                                                                     $335,216
                                                                     ========

  The market value of the crude oil and refined product inventories at September 30, 1997, was approximately $35.0 million above the carrying value.

3. OTHER ASSETS

  Amortization of deferred financing costs for the nine month period ended September 30, 1997 was $5.3 million (1996--$4.9 million) and was included in "Interest and financing costs, net".

  Amortization of refinery maintenance turnaround costs for the nine month period ended September 30, 1997 was $14.1 million (1996--$8.8 million).

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

4. INTEREST AND FINANCING COSTS, NET

  Interest and financing costs, net, consisted of the following:

                                                                FOR THE NINE
                                                                MONTHS ENDED
                                                               SEPTEMBER 30,
                                                              -----------------
                                                               1996      1997
                                                              -------  --------
   Interest expense.......................................... $32,207  $ 32,281
   Financing costs...........................................   4,922     5,285
   Interest income...........................................  (5,198)  (10,354)
                                                              -------  --------
                                                               31,931    27,212
   Capitalized interest......................................    (754)     (972)
                                                              -------  --------
                                                              $31,177  $ 26,240
                                                              =======  ========

  Accrued interest payable at September 30, 1997, of $8.6 million was included in "Accrued expenses and other".

5. INCOME TAXES

  The income tax provision of $11.7 million for the nine-month period ended September 30, 1997, was primarily related to the resolution of an Internal Revenue Service examination for the years 1993 and 1994 as determined under the Company's tax sharing agreement with Clark USA, Inc. ("Clark USA"). The resolution had the effect of accelerating the recognition of certain net taxable temporary differences and, as a result, required an increase in the valuation allowance related to the Company's net deferred tax asset. The provision includes $2.0 million of associated interest.

6. CONTINGENCIES

  The Company is subject to various legal proceedings related to governmental regulations and other actions arising out of the normal course of business, including legal proceedings related to environmental matters. While it is not possible at this time to establish the ultimate amount of liability with respect to such contingent liabilities, the Company is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on their financial position, however, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

7. WORKING CAPITAL FACILITY

  On September 25, 1997, the Company entered into a new $400 million revolving credit facility. The credit facility, which expires on December 31, 1999, provides for borrowings and the issuance of letters of credit of up to the lesser of $400 million or the amount available under a defined borrowing base calculated with respect to the Company's cash and cash equivalents, eligible investments, eligible receivables and eligible petroleum inventories. Direct borrowings under the credit facility are limited to $50 million. The Company will use the facility primarily for the issuance of letters of credit to secure purchases of crude oil. The Company is required to comply with certain financial covenants including maintaining defined levels of working capital, cash, cash equivalents and qualifying investments tangible net worth, and cumulative cash flow, as defined.

8. SUBSEQUENT EVENT

  On October 1, 1997, Clark USA, the Company's parent, reclassified all shares of Class A Common Stock held by Tiger Management to a new Class E Common Stock. Subsequently,

                CLARK REFINING & MARKETING, INC. AND SUBSIDIARY

TrizecHahn Corporation purchased all of the Class E Common Stock for $7.00 per share in cash totaling $63 million. The new Class E Common Stock was then converted into 63,000 shares ($1,000 liquidation preference per share) of 11 1/2% Senior Cumulative Exchangeable Preferred Stock, par value $0.01 per share, which was sold on October 1, 1997 for face value to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933.

  In connection with the above transactions all remaining shares of Class A Common Stock were converted to Common Stock. In addition, Common Stock held by affiliates of Occidental Petroleum ("Oxy") was converted to a new Class F Common Stock which has voting rights limited to 19.9% of the total voting power of all classes of Clark USA's voting stock, but is convertible into Common Stock by any holder other than affiliates of Occidental Petroleum. Oxy was also issued an additional 545,455 shares of Class F Common Stock in full satisfaction of certain terms in the Oxy Stockholders' Agreement.

  On November 3, 1997, an affiliate of Blackstone Capital Partners III Merchant Banking Fund L.P. ("Blackstone") acquired the 13,500,000 shares of Common Stock of Clark USA previously held by Trizec Hahn Corporation and certain of its subsidiaries, as a result of which Blackstone obtained a 65% controlling interest in Clark USA. This transaction triggered the Change of Control covenant in Clark USA's Senior Secured Zero Coupon Notes, due 2000 ("Zero Coupon Notes") and the Company's 9 1/2% Senior Notes, due 2004 and 10 1/2% Senior Notes, due 2001 ("10 1/2% Notes") and may trigger the Change of Control covenant in Clark USA's 10 7/8% Senior Notes, 2005 if it results in a Rating Decline (as defined). Under such covenants, noteholders would have the right to require the Company and Clark USA to repurchase their notes at 101% of face value or, in the case of the Zero Coupon Notes, accreted value. However, market quotations for these notes were higher than 101% on November 4, 1997 and as a result, the Company does not believe this Change of Control will have a material adverse effect on the Company. The Company's credit facility was amended to permit the acquisition by Blackstone of Clark USA's Common Stock.

  In addition, the Blackstone transaction caused an "ownership change" of the Clark USA consolidated tax return group (the "Group") under Section 382 of the Internal Revenue Code of 1986, as amended. The result of the ownership change is that utilization of the Group's tax attribute carryovers will be limited in tax periods subsequent to the ownership change. While the Group has not finally determined the effect of the limitation, the Company does not expect that the book value of the Group's tax attribute carryovers would be incrementally reduced. The Company expects to make a final determination by the end of the year.

  On November 21, 1997, the Company issued in a private placement to institutional investors $100 million (issued at 99.266%) of 8 3/8% Senior Notes Due 2007 and $175 million (issued at 99.281%) of 8 7/8% Senior Subordinated Notes Due 2007 (the "Notes"). The Notes are not callable in the first five years, but up to 35% of the aggregate principal amount may be repurchased at a redemption price of 108.375% of the principal amount with the proceeds from certain equity offerings.

  The Company also borrowed $125 million under a floating rate term loan agreement expiring 2004. Twenty-five percent of the principal outstanding must be paid in 2003. The floating rate term loan is a senior unsecured obligation of the Company and bears interest at the LIBOR Rate (as defined in the Loan Agreement) plus a margin of 275 basis points. The loan may be repaid in whole or in part at any time at a redemption price of 102.50% of the principal amount in the first year, 101.25% of the principal amount in the second year and at 100% of the principal amount thereafter.

  Proceeds from the above financings will be used for general corporate purposes and to redeem on December 24, 1997 all $225 million of the Company's outstanding 10 1/2% Senior Notes Due 2001. The redemption price will be 102 5/8% plus accrued interest, or $1,032.96 for each $1,000 principal amount of the notes outstanding.

  Separately, on November 21, 1997 Clark USA repurchased for $206.6 million, $259.2 million (value at maturity) of notes tendered under a recent tender offer for its $263.7 million (value at maturity) outstanding Senior Secured Zero Coupon Notes Due 2000. To facilitate the repurchase, the Company returned capital of $215 million to Clark USA.

  As a result of the aforementioned transactions, the Company expects to record an extraordinary charge to earnings for redemption premiums and unamortized deferred financing costs of approximately $9.7 million on a pre-tax basis and pay fees and expenses of $9.0 million associated with the Blackstone transaction.

  In the early 1990s the Company invested $25.0 million in a project initiated to produce low-sulfur diesel fuel at the Hartford refinery (the "DHDS Project") which was delayed in 1992 based on internal and third-party analyses that indicated an oversupply of low-sulfur diesel fuel capacity in the Company's markets. Based on these analyses, the Company projected relatively narrow price differentials between low- and high-sulfur diesel products. This projection has thus far been borne out. High sulfur diesel fuel is utilized by the railroad, marine and farm industries. In December 1997, the Company determined that equipment purchased for the DHDS Project could be better utilized for other projects at its Hartford and Port Arthur refineries, rather than remaining idle until low- and high-sulfur diesel fuel differentials widened sufficiently to justify completing the DHDS Project. As a result, in the fourth quarter of 1997 the Company expects to record a charge to earnings of approximately $15.0 million principally for engineering costs specific to the DHDS Project.

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                        -----------                          ----------
   3.1   Restated Certificate of Incorporation of Clark Refining &
          Marketing, Inc. (Incorporated by reference to Exhibit
          3.1 filed with Clark Oil & Refining Corporation
          Registration Statement on Form S-1 (Registration No. 33-
          28146))
   3.2   Certificate of Amendment to Certificate of Incorporation
          of Clark Refining & Marketing, Inc. (Incorporated by
          reference to Exhibit 3.2 filed with Clark Oil & Refining
          Corporation Annual Report on Form 10-K (Registration No.
          1-11392))
   3.3   By-laws of Clark Refining & Marketing, Inc. (Incorporated
          by reference to Exhibit 3.2 filed with Clark Oil &
          Refining Corporation Registration Statement on Form S-1
          (Registration No. 33-28146))
   4.1   Indenture between Clark Refining & Marketing, Inc.
          (formerly Clark Oil & Refining Corporation) and
          NationsBank of Virginia, N.A. (formerly Sovran Bank,
          N.A.), including the form of 10 1/2% Senior Notes due
          2001 (Incorporated by reference to Exhibit 4.1 filed
          with Clark Oil & Refining Corporation Registration
          Statement on Form S-1 (File No. 33-43358))
   4.2   Supplemental Indenture between Clark Refining &
          Marketing, Inc. and NationsBank of Virginia, N.A., dated
          February 17, 1995 (Incorporated by reference to Exhibit
          4.4 filed with Clark USA, Inc. Annual Report on Form
          10-K for the year ended December 31, 1994) (File No. 33-
          59144))
   4.3   Indenture between Clark Refining & Marketing, Inc.
          (formerly Clark Oil & Refining Corporation) and
          NationsBank of Virginia, N.A. including the form of 9
          1/2% Senior Notes due 2004 (Incorporated by reference to
          Exhibit 4.1 filed with Clark Oil & Refining Corporation
          Registration Statement on Form S-1 (File No.
          33-50748))
   4.4   Supplemental Indenture between Clark Refining &
          Marketing, Inc. and NationsBank of Virginia, N.A., dated
          February 17, 1995 (Incorporated by reference to Exhibit
          4.6 filed with Clark USA, Inc. Annual Report on Form 10-
          K for the year ended December 31, 1994 (File No. 33-
          59144))
   4.5   Indenture between Clark Refining & Marketing, Inc. and
          Bankers Trust Company, dated as of November 21, 1997,
          including the form of 8 3/8% Senior Notes due 2007
   4.6   Indenture between Clark Refining & Marketing, Inc. and
          Marine Midland Bank, dated as of November 21, 1997,
          including the form of 8 7/8% Senior Subordinated Notes
          due 2007
   4.61  Supplemental Indenture between Clark Refining &
          Marketing, Inc. and Marine Midland Bank, dated as of
          November 21, 1997
   4.7   Exchange and Registration Rights Agreement, dated
          November 21, 1997, between Clark Refining & Marketing,
          Inc., Goldman, Sachs & Co., BT Alex. Brown Incorporated,
          Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette
          Securities Corporation and Lehman Brothers Inc.
   5.1   Opinion of Mayer, Brown & Platt as to the legality of the
          notes
   8.1   Opinion of Mayer, Brown & Platt as to certain matters
  10.10  Credit Agreement, dated as of September 25, 1997, among
          Clark Refining & Marketing, Inc., Bankers Trust Company,
          as Administrative Agent, The Toronto-Dominion Bank, as
          Syndication Agent, BankBoston, N.A., as Documentation
          Agent, and the other financial institutions party
          thereto. (Incorporated by reference to Exhibit 10.1
          filed with Clark Refining & Marketing, Inc. Current
          Report on Form 8-K, dated October 1, 1997 (File No. 1-
          11392))

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                        -----------                          ----------
  10.11  Amendment No. 1 to Credit Agreement, dated as of October
          29, 1997, among Clark Refining & Marketing, Inc.,
          Bankers Trust Company, as Administrative Agent and
          Collateral Agent, The Toronto-Dominion Bank, as
          Syndication Agent, and BankBoston, N.A., as
          Documentation Agent, and the other financial
          institutions party thereto.
  10.12  Amendment No. 2 to Credit Agreement, dated as of November
          7, 1997, among Clark Refining & Marketing, Inc., Bankers
          Trust Company, as Administrative Agent and Collateral
          Agent, The Toronto-Dominion Bank, as Syndication Agent,
          and BankBoston, N.A., as Documentation Agent, and the
          other financial institutions party thereto.
  10.13  Credit Agreement, dated as of November 21, 1997, among
          Clark Refining & Marketing, Inc., Goldman, Sachs Credit
          Partners L.P., as Arranger and Syndication Agent, and
          State Street Bank and Trust Company of Missouri, N.A.,
          as Payment Agent, the financial institutions listed on
          the signature pages thereof, and Goldman Sachs Credit
          Partners, as Administrative Agent.
  10.20  Clark Refining & Marketing, Inc. Stock Option Plan
          (Incorporated by reference to Exhibit 10.5 filed with
          Clark Registration Statement on Form S-1 (Registration
          No. 33-43358))
  10.21  Clark Refining & Marketing, Inc. Savings Plan, as amended and restated effective as of October 1, 1989
          (Incorporated by reference to Exhibit 10.6 filed with
          Clark Oil & Refining Corporation Annual Report on Form
          10-K for the year ended December 31, 1989 (Commission
          File No. 1-11392))
  10.22  Employment Agreement of Paul D. Melnuk (Incorporated by
          reference to Exhibit 10.2 filed with Clark Refining &
          Marketing, Inc. Current Report on Form 8-K, dated
          October 1, 1997 (File No. 1-11392))
  10.23  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Bradley D.
          Aldrich.
  10.24  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Brandon K.
          Barnholt.
  10.25  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Maura J.
          Clark.
  10.26  Memorandum of Agreement, dated as of July 8, 1997,
          between Clark Refining & Marketing, Inc. and Edward J.
          Stiften.
  10.30  Amended and Restated Asset Sale Agreement, dated as of
          August 16, 1994 between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.3 filed with Clark USA, Inc. Current
          Report on Form 8-K, dated February 27, 1995
          (Registration No. 33-59144))
  10.31  Chemical Facility Lease with Option to Purchase, dated as of August 17, 1994 between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.2 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.32  Sublease of Chemical Facility Lease, dated as of August
          16, 1994, between Chevron U.S.A. Inc. and Clark Refining
          & Marketing, Inc., (Incorporated by reference to Exhibit
          10.9.3 filed with Clark USA, Inc. Registration Statement
          on Form S-1 (Registration No. 33-84192))
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                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                        -----------                          ----------
  10.33  PADC Facility Lease with Option to Purchase, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.4 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.34  Supply Agreement for the Chemical Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.5 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.35  Services Agreement for the Chemical Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.6 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.36  Supply Agreement for the PADC Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc., (Incorporated by reference
          to Exhibit 10.9.7 filed with Clark USA, Inc.
          Registration Statement on Form S-1 (Registration No. 33-
          84192))
  10.37  Services Agreement for the PADC Facility, dated as of
          August 16, 1994, between Chevron U.S.A. Inc. and Clark
          Refining & Marketing, Inc. (Incorporated by reference to
          Exhibit 10.9.8 filed with Clark USA, Inc. Registration
          Statement on Form S-1 (Registration No. 33-84192))
  10.60  Clark Refining & Marketing, Inc. Stock Option Plan
          (Incorporated by reference to Exhibit 10.5 filed with
          Clark Registration Statement on Form S-1 (Registration
          No. 33-43358))
  10.61  Clark Refining & Marketing, Inc. Savings Plan, as amended and restated effective as of October 1, 1989
          (Incorporated by reference to Exhibit 10.6 filed with
          Clark Oil & Refining Corporation Annual Report on Form
          10-K for the year ended December 31, 1989 (Commission
          File No. 1-11392))
  10.78  Stock Purchase and Redemption Agreement, dated as of
          December 30, 1992, among AOC Limited Partnership, P.
          Anthony Novelly, Samuel R. Goldstein, G & N Investments,
          Inc., TrizecHahn Corporation, AOC Holdings, Inc. and
          Clark Oil & Refining Corporation (Incorporated by
          reference to Exhibit 10.11 filed with Clark R & M
          Holdings, Inc. Registration Statement on Form S-4 (File
          No. 33-59144))
  12.1   Computation of Ratio of Earnings to Fixed Charges
  21.1   Subsidiary of the Company
  23.1   Consent of Coopers & Lybrand L.L.P.
  23.2   Consent of Mayer, Brown & Platt (included in Exhibit 5.1)
  24.1   Power of Attorney (included on signature page)
  25.1   Statement of Eligibility and Qualification on Form T-1 of
          Bankers Trust Company
  25.2   Statement of Eligibility and Qualification on Form T-1 of
          Marine Midland Bank
  99.1   Form of Letter of Transmittal from Clark Refining &
          Marketing, Inc. to its shareholder relating to the
          exchange offer
  99.2   Form of Notice of Guaranteed Delivery
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